As filed with the Securities and Exchange Commission on April 20, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GPM Petroleum LP

(Exact name of registrant as specified in its charter)

Delaware	5172	47-3590088
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number

8565 Magellan Parkway, Suite 400

Richmond, Virginia 23227

(804) 887-1980

(Address, including zip code, and telephone number,

Including area code, of registrant’s principal executive offices)

Arie Kotler

8565 Magellan Parkway, Suite 400

Richmond, Virginia 23227

(804) 887-1980

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

David P. Oelman Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$100,000,000	$11,620

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 20, 2015

PROSPECTUS

             Common Units

Representing Limited Partner Interests

GPM Petroleum LP

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit. We expect to grant the underwriters an option to purchase up to              additional common units. We intend to apply for listing of our common units on the New York Stock Exchange under the symbol “GPMP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 22.

These risks include the following:

•

GPM is our largest customer, and we are dependent on GPM for a substantial majority of our revenues. Therefore, we are indirectly subject to the business risks of GPM. If GPM changes its business strategy, is unable to satisfy its obligations under the GPM Distribution Contracts, or significantly reduces the volume of motor fuel it purchases under such contracts, our revenues will decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders will be adversely affected.

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•

GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties to us and they may favor their own interests to the detriment of us and our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•

There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to GPM Petroleum LP (before expenses)	$	$

(1)	Excludes a structuring fee in the amount of $ payable to Raymond James & Associates, Inc. Please read “Underwriting.”

The underwriters expect to deliver the common units to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

RAYMOND JAMES

The date of this prospectus is                     , 2015.

The following map illustrates the geographic location of GPM sites owned and leased as of April 15, 2015

Iowa
Illinois
Missouri
Indiana
Ohio
Kentucky
Tennessee
W. Virginia
Virginia
North Carolina
South Carolina
Pennsylvania
New York
Massachusetts
Rhode Island
Connecticut
New Jersey
Maryland
Delaware
DC
Wholesale Fuel Distribution Sites
Headquarters

i

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or on our behalf or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus. This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Forward-Looking Statements” and “Risk Factors.”

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of GPM and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

v

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. Unless otherwise indicated, the information presented in this prospectus assumes (1) an initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

Unless the context otherwise requires, references in this prospectus to “GPM Petroleum LP,” the “partnership,” “we,” “our,” “us” or like terms refer to GPM Petroleum LP, a Delaware limited partnership, and its subsidiaries. All references in this prospectus to the “Predecessor,” “our predecessor,” “GPM,” “we,” “our,” “us” or like terms when used in a historical context, refer to GPM Investments, LLC and its consolidated subsidiaries, our predecessor for accounting purposes. GPM Investments, LLC, a Delaware limited liability company, is the parent and the owner of our general partner. Unless the context otherwise requires, references in this prospectus to “GPM” or “our sponsor” refer to GPM Investments, LLC and its consolidated subsidiaries, other than GPM Petroleum LP, its subsidiaries and its general partner. References in this prospectus to “our general partner” refer to GPM Petroleum GP, LLC, a Delaware limited liability company and the general partner of the partnership.

References in this prospectus to “lessee dealers” refer to third parties that operate sites that GPM owns or leases and that GPM, in turn, leases or subleases to such third parties; “independent dealers” refer to third parties that own their sites or lease their sites from a landlord other than us or GPM; and “sub-wholesalers” and “bulk purchasers” refer to third parties that elect to purchase motor fuels from us, on a wholesale basis, instead of purchasing directly from major integrated oil companies and independent refiners.

GPM Petroleum LP

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. As of April 15, 2015, GPM controlled over 500 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Upon the completion of this offering, GPM will purchase the substantial majority of its motor fuel from us. For the year ended December 31, 2014, on a pro forma basis, we distributed 461.7 million gallons of motor fuel to GPM-controlled convenience stores and 68.7 million gallons of motor fuel to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

Our primary business objective is to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. Our partnership agreement will provide for a minimum quarterly distribution of $             per unit per quarter (or $             per unit on an annualized basis), as further described in “Cash Distribution Policy and Restrictions on Distributions.”

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to two 10-year wholesale motor fuel distribution agreements, which we refer to as the GPM Distribution Contracts. As of April 15, 2015, GPM distributed volumes it purchased from us to:

•	over 500 convenience stores controlled by GPM;

•	over 35 sites operated by independent dealers;

•	over 20 sites owned or leased by GPM and operated by lessee dealers; and

•	over 40 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to approximately 10 sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the year ended December 31, 2014, we distributed 9.7 million gallons of motor fuel to sub-wholesalers and bulk purchasers. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

The total amount of motor fuel we sold grew from 295.6 million gallons during 2011 to over 449.5 million gallons during 2014, primarily as a result of a series of convenience store acquisitions by GPM. Since January 1, 2011, the number of GPM-controlled convenience stores has grown from 210 to 502, while the amount of motor fuel sold to such convenience stores has increased from 235.2 million gallons during 2011 to 380.9 million gallons during 2014.

During the year ended December 31, 2014, and after giving pro forma effect to the GPM Distribution Contract and the GPM RR Distribution Contract (each as defined below and collectively, the “GPM Distribution Contracts”), approximately 98% of our fuel gallons sold would have been pursuant to such contracts. Under the GPM Distribution Contracts, we will distribute the substantial majority of motor fuel purchased by GPM’s existing convenience stores, independent and lessee dealers and consignment locations for 10 years at cost plus a fixed fee of 4.5 cents per gallon, as described in more detail below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

We believe that we have limited exposure to fluctuating commodity prices because we charge GPM the cost of our fuel plus a markup. GPM, in turn, passes these costs along to its retail customers at its controlled convenience stores and consignment locations and to the dealers it supplies.

In addition to revenues earned in our wholesale motor fuel distribution business, we also receive rental income from convenience store properties that we own and lease to third parties. At the closing of this offering, we expect to receive rental income from six properties located in Delaware, New Jersey and Virginia. Although we may purchase and lease convenience store properties to GPM or third parties, we do not operate or have any intention to operate any convenience stores at this time, though we may elect to do so in the future.

For the year ended December 31, 2014, we had pro forma gross profit of approximately $24.0 million, pro forma Adjusted EBITDA of approximately $22.9 million and pro forma net income of approximately $19.2 million. Sales to GPM pursuant to the GPM Distribution Contracts accounted for approximately 98% of our pro forma gross profit for that period. Please read “—Non-GAAP Financial Measure” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

Our Relationship with GPM Investments, LLC

One of our primary strengths is our relationship with GPM. GPM controls 502 convenience stores and is the exclusive motor fuel supplier to an additional 112 dealer sites throughout 13 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States as of April 15, 2015. GPM entered the motor fuel retail and distribution business with its acquisition of 169 Fas Mart and Shore Stop sites in 2003. Arie Kotler, the founder, Chief Executive Officer and President of GPM and Chairman of the Board of Directors, Chief Executive Officer and President of our general partner, managed this initial acquisition and has also been responsible for GPM’s continued growth through the acquisitions detailed below. Since its formation in 2003, GPM has achieved significant growth through a series of eight acquisitions of convenience stores and dealer sites that have been successfully integrated into GPM’s existing business. GPM’s significant distribution volumes, together with its industry relationships, led to its negotiation of a 10-year supply agreement with Valero Marketing and Supply (“Valero Marketing”) in 2012 for over two billion gallons of motor fuel, making GPM the third largest Valero distributor of motor fuels in the United States and the largest on the East Coast. Set forth below is a chart detailing recent acquisitions by GPM.

Acquisition	Date of Acquisition	Number of Convenience Stores Acquired	Gallons of Motor Fuel Sold in 2014 (in millions)
Virginia Acquisition	August 1, 2013	5	4.5
Southeast Acquisition (1)	August 6, 2013	258	181.4
Carolinas Acquisition	February 3, 2015	8	8.0
Road Ranger Acquisition	March 20, 2015	42	72.8

(1)	Excludes five convenience stores that do not sell motor fuel.

Furthermore, GPM has entered into an agreement to purchase an additional 163 convenience stores from a third party, of which 128 sell motor fuel (the “Midwest Acquisition”). We do not currently have an agreement to distribute the motor fuel associated with the convenience stores to be acquired in the Midwest Acquisition, though we may have the opportunity to purchase such distribution rights in the future.

Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. GPM will own our general partner, which controls us, and will also retain a significant economic interest in us

through its direct and indirect ownership of (i)     % of our limited partner interests and (ii) all of our incentive distribution rights, which will entitle GPM to increasing percentages of the cash we distribute in excess of $             per unit per quarter.

Our Agreements with GPM

In connection with the completion of this offering, two long-term, fee-based commercial agreements with GPM will be contributed to us, and we will enter into an omnibus agreement with GPM. These agreements are summarized below:

•

a fuel distribution agreement, pursuant to which we will distribute the substantial majority of motor fuel purchased by GPM for sale to its existing convenience stores (other than convenience stores for which we are the distributor of motor fuel under the GPM RR Distribution Contract), independent and lessee dealers and consignment locations at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, in addition to future volumes added pursuant to the terms of our omnibus agreement, which we refer to as the GPM Distribution Contract;

•

a fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Road Ranger Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM RR Distribution Contract; and

•	the omnibus agreement, pursuant to which, among other things we will receive:

•	a 10-year right of first offer to purchase the right to distribute fuel to GPM for newly acquired convenience stores at a negotiated rate; and

•	a 10-year right to participate in acquisitions with GPM, to the extent we are able to reach an agreement on terms.

In addition, our omnibus agreement provides that we are obligated to distribute any volumes for stores that GPM acquires in the future, either at a negotiated rate pursuant to our right of first offer to purchase fuel distribution rights or the alternate fuel sales rate, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Our sales to sub-wholesalers and bulk purchasers will not be included in our commercial agreements with GPM and will be sold directly by us to such third parties. For the year ended December 31, 2014, the average margins on gallons sold to sub-wholesalers and bulk purchasers ranged from 0.4 to 0.75 cents per gallon and 3.0 to 4.5 cents per gallon, respectively.

For more information on our agreements with GPM and its subsidiaries, please read “Business—Our Relationship with GPM Investments, LLC—Our Agreements with GPM” and “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.” For a discussion of risks that could adversely affect our expected long-term contractual cash flow stability, please read “Risk Factors—Risks Inherent in Our Business.”

Our Strengths and Strategies

Competitive Strengths

We believe we have the following competitive strengths:

•

Stable cash flows from long-term fee based wholesale motor fuel distribution contracts. We generate substantially all of our revenue from earning a fixed 4.5 cents per gallon fee on the wholesale distribution of motor fuel to GPM pursuant to two 10-year distribution contracts. We believe that our long-term contracts coupled with ongoing demand for motor fuel in the geographic areas in which we operate provide a stable source of cash flow.

•

Our management team has an established history of acquiring sites and successfully integrating the associated operations. Our management has steadily grown GPM’s business by acquiring convenience store and wholesale motor fuel sites. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in 2003, our senior management team has completed eight acquisitions encompassing 488 retail and wholesale sites. Our strong industry relationships and proven ability to successfully complete complex acquisitions has enabled GPM to acquire assets on what it believes to be attractive terms. Furthermore, GPM has successfully integrated its acquisitions into its existing business by reducing overhead costs and realizing economies of scale through increased purchasing power with refiners and other fuel suppliers.

•

Long-term relationships with major integrated oil companies and independent refiners. We have established long-term relationships and supply agreements with companies that are among the largest suppliers of branded motor fuel in North America. For the year ended December 31, 2014, approximately 95% of our fuel sales were branded. Currently, we believe that we are the third largest distributor of Valero-branded motor fuels in the U.S. and the largest on the East Coast. We also distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66 and Shell branded fuels. This diverse mix of major fuel suppliers helps to ensure sufficient fuel supply during market disruptions and to maintain competitive fuel costs.

•

Substantial industry experience. Our management team has extensive experience in the wholesale petroleum and convenience store industry. Chairman, Chief Executive Officer and President Arie Kotler founded GPM in 2003 and has approximately 10 years of industry experience. Chief Financial Officer Don Bassell has over seven years of service with GPM and has over 30 years of industry experience. Chief Operating Officer Chris Giacobone has approximately 25 years of industry experience.

•

Geographically diverse operations. Since our sponsor’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in Virginia, Maryland and Delaware, we have expanded into new geographic areas. Our wholesale motor fuels distribution now spans across 13 states: Connecticut, Delaware, Illinois, Iowa, Kentucky, Maryland, New Jersey, North Carolina, Pennsylvania, Rhode Island, South Carolina, Tennessee and Virginia. Our diverse footprint allows us to maintain more stable fuel volumes and fuel margins, compared with more regionally concentrated competition, which may be more materially affected by supply constraints, such as pipeline interruptions, or adverse weather events, such as hurricanes or blizzards.

Business Strategies

Our primary business objectives are to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions by continuing to execute the following strategies:

•

Expand through GPM acquisitions. We anticipate growing our business by either purchasing the right to provide wholesale motor fuel to convenience stores that may be acquired by GPM or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale motor fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale motor fuel distribution both within our existing area of operations and in new geographic areas.

We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the Association for Convenience and Fuel Retailing (“NACS”) 2015 Retail Fuels Report and the 2015 NACS State of the Industry Report, there were 127,588 convenience stores with retail fuel sales in the U.S. as of December 31, 2014. Over 70% of these sites were owned by entities with less than 50 total sites. As GPM continues to make acquisitions, we will have the right, under the right of first offer contained in the omnibus agreement, to purchase distribution rights to any new locations GPM acquires in the future. If we are unable to come to terms regarding the purchase of those distribution rights, we will be obligated to distribute to such sites with motor fuel at the alternate fuel sales rate.

•

Maintain strong relationships with major integrated oil companies and independent refiners. Our relationships with suppliers of branded motor fuels are crucial to the operation of our business. By leveraging our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future.

•

Manage risk by outsourcing delivery of motor fuel, mitigating exposure to environmental liabilities and implementing systems and controls to manage operations. Motor transportation services are not part of our business, and we do not own or lease trucks for the delivery of motor fuel. Instead, we contract with third parties for the delivery of motor fuel. This strategy alleviates capital, labor and liability constraints associated with operating a transportation fleet.

•

Financial flexibility to pursue acquisitions and other expansion opportunities. Post-offering, we expect to have ample liquidity to pursue accretive acquisitions. After the application of the net proceeds we receive from this offering, we expect to have at least $             million available for either acquisitions or working capital purposes under our new revolving credit facility. We believe that our strong balance sheet and ability to access the debt and equity capital markets will provide us with the financial flexibility to pursue accretive acquisition and expansion opportunities.

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units. If any of these risks were to occur, our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected and you could lose all or part of your investment. For more information regarding the known material risks that could impact our business, please read “Risk Factors.”

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, GPM Petroleum GP, LLC, a wholly owned subsidiary of GPM. Following this offering, GPM will own, directly or indirectly, approximately     % of our outstanding common units, all of our subordinated units and all of our incentive distribution rights. As a result of owning our general partner, GPM will have the right to appoint all of the members of the board of directors of our general partner, with at least three of these directors meeting the independence standards established by the New York Stock Exchange (“NYSE”). Upon the completion of this offering, we expect that our general partner will have              directors. We expect that one independent director will be appointed to the board of directors of our general partner prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, neither our general partner nor GPM will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including GPM, for all expenses they incur and payments they make on our behalf pursuant to our partnership agreement and the omnibus agreement. Neither our partnership agreement nor our omnibus agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.”

Summary of Conflicts of Interest and Fiduciary Duties

While our relationship with GPM and its subsidiaries is a significant strength, it is also a source of potential conflicts. Our general partner has a legal duty to manage us in a manner beneficial to us and the holders of our common and subordinated units. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owner, GPM. Additionally, each of our executive officers and certain of our directors are also officers and directors of GPM. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and GPM and our general partner, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to holders of common and subordinated units, which in turn has an effect on whether our general partner receives incentive cash distributions.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and defines the fiduciary duties owed by, our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might constitute a breach of fiduciary duty by our general partner or its officers and directors had we not explicitly defined those duties in our partnership agreement. For example, our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it subjectively believed that the decisions were in or not adverse to the interests of our partnership. Our partnership agreement also provides that our general partner, and the officers and directors of our general partner, will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith, or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal. For more information, please read “Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits the liability and duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflict of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices

Our principal executive offices are located at 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227. Our telephone number is (804) 887-1980. Our website will be located at www.                     .com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”), pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2015 by GPM to own and operate the wholesale motor fuel distribution business that has historically been conducted by GPM, our predecessor.

At the closing of this offering, the following transactions will occur:

•	GPM will contribute six owned convenience store properties to GPM Petroleum, LLC (“GPM Opco”) that GPM Opco will lease to third parties;

•

GPM will contribute substantially all of its wholesale motor fuel distribution business to GPM Opco, including the GPM Distribution Contracts and the fuel supply contracts with Valero and other suppliers;

•	GPM will contribute to us all of the equity interests in GPM Opco, and we will assume certain of GPM’s payables, bank loans and certain affiliate loans;

•	We will issue to our general partner a 0.0% non-economic general partner interest in us, as well as all of our incentive distribution rights;

•

We will issue an aggregate of              common units representing a     % limited partner interest in us and             subordinated units representing a 50.0% limited partner interest in us to GPM or a wholly owned subsidiary of GPM assuming the underwriters do not exercise their option to purchase             additional common units. To the extent that the underwriters exercise their option to purchase up to             additional common units, such additional common units will be sold to the public, and the aggregate limited partner interest held by GPM and its wholly owned subsidiaries will decrease to     %. Please read “—The Offering—Units outstanding after this offering”;

•

We will issue to the public              common units representing a     % limited partner interest in us (             common units if the underwriters exercise their option to purchase additional common units in full), and we will use the net proceeds from this offering as described under “Use of Proceeds”;

•	We will enter into a new $ million revolving credit facility, which will remain undrawn at the closing of this offering; and

•

We will enter into the omnibus agreement with GPM, pursuant to which, among other things, we will receive a 10-year opportunity to participate in acquisition opportunities with and from GPM, to the extent we are able to reach an agreement on terms, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units (1)	%
Interests of GPM:
Common Units (1)	%
Subordinated Units	50.0%
General Partner Interest	0.0%

100.0%

(1)	common units will be issued to GPM or a wholly owned subsidiary of GPM, which includes common units issued to GPM or a wholly owned subsidiary of GPM within 30 days of this offering, assuming the underwriters do not exercise their option to purchase additional common units. However, if the underwriters exercise their option in part or in full, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to GPM or a wholly owned subsidiary of GPM. Please read “—The Offering—Units outstanding after this offering.”

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase up to additional common units in full.

Units outstanding after this offering	common units and subordinated units, for a total of limited partner units, regardless of whether or not the underwriters exercise their option to purchase additional common units. Of this amount, common units will be issued to GPM or a wholly owned subsidiary of GPM assuming the underwriters do not exercise their option to purchase additional common units. However, if the underwriters do exercise their option to purchase additional common units, we will (i) issue to the public the number of additional common units purchased by the underwriters pursuant to such exercise and (ii) issue to GPM or a wholly owned subsidiary of GPM, upon the expiration of the option exercise period, all remaining additional common units, if any. Any such additional common units issued to GPM or a wholly owned subsidiary of GPM will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 0.0% non-economic general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based upon an assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and offering expenses, (i) to repay borrowings of $ million assumed by us under two affiliate loans entered into by our predecessor, which were used to finance the Road Ranger Acquisition, and (ii) for general partnership purposes, including working capital and/or pre-funding capital expenditures.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $ million. The net proceeds from any exercise of such option will be retained by us for general partnership purposes.

Cash distributions	Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under “Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly traded, we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through , 2015, based on the actual length of that period. Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, the holders of our incentive distribution rights will receive an increasing percentage, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to unitholders.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient available cash to pay the minimum quarterly distribution of

$         on all of our common units and subordinated units for each quarter in the twelve months ending June 30, 2016; however, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. There is no guarantee that we will make quarterly cash distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	GPM initially will own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2018 or (2) $ (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

Our general partner’s right to reset the target distribution levels

Our general partner, as the holder of all of our incentive distribution rights, has the right, at any time when there are not subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increase above the reset minimum quarterly distribution.

If GPM elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such prior two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Furthermore, our partnership agreement restricts our unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on in any matter. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding voting units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, GPM will own an aggregate of % of our outstanding voting units (or % of our outstanding voting units, if the underwriters exercise their option to purchase additional common units in full). This will give GPM the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed Unit Program	At our request, the underwriters have reserved up to % of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale to our directors, officers, employees and certain other persons associated with us at the initial public offering price set forth on the cover page of this prospectus. For further information regarding our directed unit program, please read “Underwriting—Directed Unit Program.”

Exchange listing	We intend to apply for listing of our common units on the NYSE under the symbol “GPMP.”

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical financial and operating data of GPM Investments, LLC, our predecessor for accounting purposes, and summary pro forma financial and operating data of GPM Petroleum LP for the periods and as of the dates indicated. The summary historical financial data of our predecessor as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited consolidated financial statement of our predecessor appearing elsewhere in this prospectus.

The summary pro forma financial data of GPM Petroleum LP for the year ended December 31, 2014 is derived from our unaudited pro forma financial statements appearing elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related transactions occurred on December 31, 2014, and the pro forma statements of operations for the year ended December 31, 2014 assume that the offering and the related transactions occurred on January 1, 2014. These transactions include, and the pro forma financial data give effect to, the following:

•	The contribution by GPM to us of certain assets and liabilities comprising GPM’s wholesale motor fuel distribution business;

•	The contribution by GPM to us of six convenience store properties;

•	The assumption by us of approximately $ million in borrowings owed by GPM to certain affiliates;

•

The consummation of this offering and our issuance of             common units to the public,              common units and             subordinated units to GPM, our incentive distribution rights to our general partner and a 0.0% non-economic general partner interest in us to our general partner;

•	The application of the net proceeds from this offering as described under “Use of Proceeds”; and

•	The GPM Distribution Contract and the GPM RR Distribution Contract.

The pro forma financial data does not give pro forma effect to incremental external general and administrative expenses of approximately $2.0 million that we expect to incur annually as a result of being a publicly traded partnership.

Our predecessor’s results include the entire integrated operations of GPM, including convenience store merchandise revenue and retail fuel revenue. Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties and lease six convenience store properties to third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our predecessor’s historical results of operations.

The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business—Our Relationship with GPM Investments, LLC.”

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income before net interest expense, income taxes and depreciation and amortization, as further adjusted to exclude certain operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as the gain or loss on disposal of assets. This measure is not calculated or presented in accordance with GAAP. We explain this measure under “—Non-GAAP Financial Measure” below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

	Predecessor Historical			Pro Forma
	Year Ended December 31,			Year Ended December 31, 2014
	2014 (1)	2013 (1)	2012
	(in thousands, except per gallon amounts)
Statement of Operations Data:				(unaudited)
Revenues:
Fuel revenue—retail	$1,246,467	$969,964	$787,167	$—
Fuel revenue—wholesale	207,277	209,378	211,345	1,474,052
Merchandise revenue	464,812	317,352	226,511	—
Other revenue, net (2)	23,453	15,528	10,509	311

Total revenues	1,942,009	1,512,222	1,235,532	1,474,363
Gross profit:
Fuel gross profit—retail	80,683	52,775	43,715	—
Fuel gross profit—wholesale	4,948	4,703	4,985	23,656
Fuel gross profit—other	1,010	1,063	1,067	—
Merchandise gross profit	136,017	88,113	61,315	—
Other revenue (2)	23,453	15,528	10,509	311

Total gross profit	246,111	162,182	121,591	23,967
Operating expenses:
Store operating expense	188,650	129,857	91,007	30
General and administrative	26,005	16,999	13,379	1,019
Depreciation and amortization	15,774	9,900	6,246	2,901
Other expenses	1,158	1,634	1,041	—

Total operating expenses	231,587	158,390	111,673	3,950
Operating income	14,524	3,792	9,918	20,017
Interest expense	3,861	2,686	2,004	803

Net income	$10,663	$1,106	$7,914	$19,214
Other Financial Data:
Adjusted EBITDA (3)	$31,615	$15,317	$16,129	$22,918

	Predecessor Historical						Pro Forma
	Year Ended December 31,						Year Ended December 31, 2014
	2014 (1)		2013 (1)		2012
	(in thousands, except per gallon amounts)
	(unaudited)
Operating Data:
Fuel gallons sold:
Retail	380,854		284,997		220,771		—
Wholesale	68,654		66,121		63,908		531,653

Total fuel gallons sold	449,508		351,118		284,679		531,653

Fuel gross profit, cents per gallon
Retail	21.2	¢	18.5	¢	19.8	¢	—	¢
Wholesale	7.2		7.1		7.8		4.5
Fuel gross profit cents per gallon	19.0		16.4		17.1		4.5

	Predecessor Historical						Pro Forma
	Year Ended December 31,						Year Ended December 31, 2014
	2014		2013		2012
	(in thousands)
Balance Sheet Data:							(unaudited)
Cash and cash equivalents	$3,694		$12,964		$5,807		$
Property and equipment, net	108,849		113,559		57,174
Intangibles	3,793		4,930		1,256
Total assets	244,520		264,186		137,867
Current and long-term debt	53,159		77,143		27,668
Accrued expenses and other current liabilities	19,737		15,803		9,182
Total liabilities	175,394		205,397		91,807
Redeemable preferred units	41,209		43,741		41,338
Total members’ equity	27,917		15,048		4,723

(1)	Periods impacted by the Southeast Acquisition on August 6, 2013.
(2)	Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services, phone cards and rental income.
(3)	Adjusted EBITDA is defined in “—Non-GAAP Financial Measure” below.

Non-GAAP Financial Measure

We define Adjusted EBITDA as net income before net interest expense, income taxes and depreciation and amortization, as further adjusted to exclude certain operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as the gain or loss on disposal of assets. It also includes certain non-cash items.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure the operating performance of our business on a consistent basis by excluding the impact of items not directly resulting from our core operations; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA is not calculated or presented in accordance with GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our new revolving credit facility;

•	it does not reflect payments made or future requirements for income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income to Adjusted EBITDA:

	Predecessor Historical			Pro Forma
	Year Ended December 31,			Year Ended December 31, 2014
	2014	2013	2012
	(in thousands)
				(unaudited)
Net income	$10,663	$1,106	$7,914	$19,214
Interest expense	3,861	2,686	2,004	803
Depreciation and amortization	15,774	9,900	6,246	2,901

EBITDA	30,298	13,692	16,164	22,918
Add:
Transaction costs	1,091	1,489	227	—
Asset impairment	982	51	231	—
Loss (gain) on disposal of assets	753	85	(493)	—
Less:
Termination of contingent liabilities	(1,509)	—	—	—

Adjusted EBITDA	$31,615	$15,317	$16,129	$22,918

The following table presents a reconciliation of net cash provided by operating activities to Adjusted EBITDA:

	Predecessor Historical
	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Net cash provided by operating activities	$26,067	$6,231	$13,647
Changes in operating assets and liabilities	1,925	3,945	3,972
Non-cash adjustments	(1,555)	830	(3,459)
Interest expense, net	3,861	2,686	2,004

EBITDA	30,298	13,692	16,164

Add:
Transaction costs	1,091	1,489	227
Asset impairment	982	51	231
Loss (gain) on disposal of assets	753	85	(493)
Less:
Termination of contingent liabilities	(1,509)	—	—

Adjusted EBITDA	$31,615	$15,317	$16,129

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment in us.

Risks Inherent in Our Business

GPM is our largest customer, and we are dependent on GPM for a substantial majority of our revenues. Therefore, we are indirectly subject to the business risks of GPM. If GPM changes its business strategy, is unable to satisfy its obligations under the GPM Distribution Contracts, or significantly reduces the volume of motor fuel it purchases under such contracts, our revenues will decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders will be adversely affected.

For the year ended December 31, 2014, on a pro forma basis, GPM accounted for approximately 98% of our revenues, 98% of our gross profit and 98% of our fuel gallons sold. As we expect to continue to derive the substantial majority of our revenues from GPM for the foreseeable future, we are subject to the risk of nonpayment or nonperformance by GPM under the GPM Distribution Contracts. Furthermore, the GPM Distribution Contracts do not impose any minimum volume obligations on GPM. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—GPM Distribution Contracts.” If GPM changes its business strategy or significantly reduces the volume of motor fuel it purchases for its convenience stores, for independent and lessee dealers or for consignment locations, our cash flows will be adversely impacted. Any event, whether in our areas of operation or otherwise, that materially and adversely affects GPM’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of GPM, some of which are related to the following:

•	competitive pressures from convenience stores, gasoline stations, and non-traditional fuel retailers such as supermarkets, club stores and mass merchants located in GPM’s markets;

•	volatility in prices for motor fuel, which could adversely impact consumer demand for motor fuel;

•	increasing consumer preferences for alternative motor fuels;

•	improvements in fuel efficiency;

•	seasonal trends associated with fuel sales in the convenience store industry, which significantly impact GPM’s fuel revenue;

•	the impact of severe or unfavorable weather conditions on GPM’s facilities, or on consumer behavior, travel and convenience store traffic patterns; and

•	GPM’s ability to acquire and successfully integrate new convenience stores.

Finally, we have no control over GPM, our largest source of revenue and our primary customer. GPM may elect to pursue a business strategy that does not favor us and our business. Please read “—Risks Inherent in an Investment in Us—GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties and they may favor their own interests to the detriment of us and our unitholders.”

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year, which will require us to have available cash of approximately $         million per quarter, or $         million per year, based on the number of common and subordinated units to be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on a number of factors, some of which are beyond our control, including, among other things:

•	demand for motor fuel in the markets we serve, including seasonal fluctuations in demand for motor fuel;

•	competition from other companies that sell motor fuel products in our market areas;

•	regulatory action affecting the supply of or demand for motor fuel, our operations, our existing contracts or our operating costs;

•	prevailing economic conditions; and

•	volatility of prices for motor fuel.

In addition, the actual amount of cash we will have available for distribution will depend on other factors including:

•	the level and timing of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	reimbursements made to our general partner and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to the partnership agreement;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

You should be aware that we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. There is no guarantee that we will make quarterly cash distributions to our unitholders in any quarter. For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending June 30, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not come to fruition, including, but not limited to, the volume of motor fuel that we will sell pursuant to the GPM Distribution Contracts and to sub-wholesalers and bulk purchasers, and the margins that we will receive on volumes sold to sub-wholesalers and bulk purchasers, as well as the amount of rental income that we will receive for convenience store properties that we own and lease to third parties.

Our forecast of cash available for distribution has been prepared by management, and no independent registered public accountants have provided an opinion or report on such forecast. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The growth of our wholesale business depends in part on GPM’s ability to acquire and profitably operate new convenience stores. If GPM does not acquire additional convenience stores, our growth strategy and ability to increase cash distributions to our unitholders may be adversely affected. Furthermore, GPM is not obligated to sell us wholesale distribution contracts associated with acquired convenience stores.

A significant part of our growth strategy is to increase our wholesale motor fuel distribution volumes and rental income relating to newly acquired convenience stores. GPM may not be able to acquire new convenience stores, and any new convenience stores that GPM acquires may be unprofitable or fail to attract expected volumes of fuel sales. Several factors that could affect GPM’s ability to acquire and profitably operate new convenience stores include:

•	competition in targeted market areas;

•	difficulties in adapting distribution and other operational and management systems to an expanded network of convenience stores;

•	the potential inability to obtain adequate financing to fund its expansion; and

•	difficulties in obtaining governmental and other third-party consents, permits and licenses needed to acquire and operate additional convenience stores.

There is no guarantee GPM will acquire additional convenience stores. If GPM were to determine in the future that growth via the acquisition of additional convenience stores is not attractive, or if we are unable to reach terms with GPM regarding the purchase of the right to distribute fuel to acquired convenience stores, it could adversely impact our ability to grow our motor fuel volumes and rental income and our ability to make distributions to our unitholders could be adversely affected.

The substantial majority of our revenues are generated under contracts that must be renegotiated or replaced. If we are unable to successfully renegotiate or replace these contracts, then our results of operations and financial condition could be adversely affected.

For the year ended December 31, 2014, on a pro forma basis, GPM accounted for approximately 98% of our revenues, 98% of our gross profit and 98% of our fuel gallons sold. The GPM Distribution Contracts have a term of 10 years from the consummation of this offering with respect to sales of motor fuel to GPM who in turn will sell motor fuel to retail customers at its existing convenience stores and to independent and lessee dealers and at consignment locations. However, GPM is under no obligation to renew these volumes under the GPM Distribution Contracts on similar terms or at all, and GPM’s failure to renew the GPM Distribution Contracts would have a material adverse effect on our business, liquidity and results of operations. In addition, GPM’s obligation under the omnibus agreement to purchase any motor fuel it sells in the future for its own account will expire after 10 years from the date of consummation of this offering.

Also, we expect to receive rental income from six convenience store properties that we own and lease to third parties. Our lessees have no obligation to renew their contracts. Our third-party rental contracts typically have an initial term of 10 years, and, as of December 31, 2014, had an average remaining life of five years.

We may be unable to renegotiate or replace our sub-wholesaler or bulk purchaser contracts or leases when they expire, and the terms of any renegotiated contracts may not be as favorable as the terms of the contracts they replace. Whether these contracts are successfully renegotiated or replaced is frequently subject to factors beyond our control. Such factors include fluctuations in motor fuel prices, counterparty ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our sub-wholesaler or bulk purchaser contracts or must renegotiate or replace them on less favorable terms, revenues from these arrangements could decline and our ability to make distributions to our unitholders could be adversely affected.

Our financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact our volumes, our customers’ financial condition and the availability of trade credit.

Our operating results are influenced by prices for motor fuel, pricing volatility and the market for such products. Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, could significantly impact crude oil supplies and wholesale fuel costs. Significant increases and volatility in wholesale fuel costs could result in significant increases in the retail price of motor fuel products and in lower sales to sub-wholesalers and bulk purchasers. When prices for motor fuel rise, some of our customers may have insufficient credit to purchase motor fuel from us at their historical volumes. In addition, significant and persistent increases in the retail price of motor fuel could diminish consumer demand, which could subsequently diminish the volume of motor fuel we distribute. Furthermore, higher prices for motor fuel may reduce our access to trade credit support or cause it to become more expensive.

A significant decrease in demand for motor fuel in the areas we serve would reduce our ability to make distributions to our unitholders.

A significant decrease in demand for motor fuel in the areas that we serve could significantly reduce our revenues and, therefore, reduce our ability to make or increase distributions to our unitholders. Our revenues are dependent on various trends, such as travel and tourism in our areas of operation, and these trends can change. Furthermore, seasonal fluctuations or regulatory action, including government imposed fuel efficiency standards, may affect demand for motor fuel. Because certain of our operating costs and expenses are fixed and do not vary with the volumes of motor fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, we may experience declines in our profit margin if our fuel distribution volumes decrease.

We currently depend on three principal suppliers for the majority of our gross purchases. A failure by a principal supplier to renew our supply agreement, a disruption in supply or an unexpected change in our supplier relationships could have a material adverse effect on our business.

For fiscal 2014, Valero Marketing supplied approximately 50%, BP Products North America Inc. (“BP North America”) supplied approximately 20% and ExxonMobil supplied approximately 14% of our gross purchases, respectively. Our supply agreement with Valero Marketing expires in December 2021, our supply agreement with BP North America expires in December 2019 and our supply agreement with ExxonMobil expires in August 2015. If any of Valero Marketing, BP North America or ExxonMobil elects not to renew its contracts with us, we may be unable to replace the volume of motor fuel we currently purchase from it on similar terms or at all. We rely upon our suppliers to timely provide the volumes and types of motor fuels for which they contract with us. We purchase motor fuels from a variety of suppliers under term contracts. In times of extreme market demand or supply disruption, we may be unable to acquire enough fuel to satisfy the fuel demand of our customers. Any disruption in supply or a significant change in our relationship with our principal fuel suppliers could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

Increasing consumer preferences for alternative motor fuels, or improvements in fuel efficiency, could adversely impact our business.

Any technological advancements, regulatory changes or changes in consumer preferences causing a significant shift toward alternative motor fuels, or non-fuel dependent means of transportation, could reduce demand for conventional petroleum-based motor fuels. Additionally, a shift toward electric, hydrogen, natural gas or other alternative or non-fuel-powered vehicles could fundamentally change consumers’ spending habits or lead to new forms of fueling destinations or new competitive pressures. Finally, new technologies have been developed and governmental mandates have been implemented to improve fuel efficiency. Any of these outcomes could result in decreased consumer demand for petroleum-based motor fuel, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution to our unitholders.

The wholesale motor fuel distribution industry is characterized by intense competition and fragmentation and our failure to effectively compete could result in a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. While major integrated oil companies have generally divested retail sites and the corresponding wholesale distribution to such sites, such major oil companies could shift from this strategy and decide to distribute their own products in direct competition with us, or large customers could attempt to buy directly from the major oil companies. The occurrence of any of these events could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The motor fuel business is subject to seasonal trends, which may affect our earnings and ability to make distributions.

Our customers typically experience more demand for motor fuel during the late spring and summer months than during the fall and winter. Travel, recreational activities and construction have historically increased in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary from period to period, affecting our earnings and ability to make cash distributions.

Severe weather could adversely affect our business by damaging our, our suppliers or our customers’ facilities or communications networks.

Severe weather could damage our facilities or communications networks, or those of our suppliers or our customers, as well as interfere with our ability to distribute motor fuel to our customers, our customers’ ability to operate their locations and the demand for motor fuel at our customers’ locations. If warmer temperatures, or other climate changes, lead to changes in extreme weather events, including increased frequency, duration or severity, these weather-related risks could become more pronounced. Any weather-related catastrophe or disruption could have a material adverse effect on our business and results of operations, potentially causing losses beyond the limits of the insurance we currently carry.

Negative events or developments associated with our branded suppliers could have an adverse impact on our revenues.

We believe that the success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold both at GPM-controlled convenience stores and to independent and lessee dealers. An event which adversely affects the value of those brands could have an adverse impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our financial condition and ability to make distributions to our unitholders.

If we cannot otherwise agree with GPM on fuel supply terms for volumes we sell to GPM in the future, then we will be required to supply volumes at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. Furthermore, if certain of our operating costs increase, we may not realize our anticipated profit margin with regard to motor fuel distributed to GPM at the alternate fuel sales rate.

Our omnibus agreement will provide that if we cannot agree with GPM on the terms for purchasing the right to distribute fuel to GPM for GPM’s newly acquired sites not subject to the GPM Distribution Contracts, we will be required to distribute motor fuel to GPM’s newly acquired convenience stores, independent or lessee dealers or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. The alternate fuel sales rate is a per gallon fee we will receive equal to our prior year per-gallon motor fuel distribution costs, excluding the cost of the motor fuel, plus 30% of such costs. Our motor fuel distribution costs include direct distribution expenses as well as general and administrative expenses, maintenance capital expenditures, applicable taxes and other miscellaneous costs. Under the omnibus agreement, the alternate fuel sales rate will reset annually, but the fixed fee included in the rate for a given year will be based on our motor fuel distribution costs for the immediately preceding year. For a discussion of the alternate fuel sales rate, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Accordingly, even though the alternate fuel sales rate will reset annually, we may not realize our anticipated profit margin on motor fuel distributed to GPM at the alternate fuel sales rate. If our operating costs significantly increase in a given year as compared to immediately preceding year operating costs, the profit margin we receive for fuel distributed at the alternate fuel sales rate will be reduced, which will negatively impact our results of operations and cash available for distribution to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

Our ability to grow depends substantially on our ability to make acquisitions that result in an increase in cash available for distribution per unit. We intend to expand our dealer distribution network through acquisitions from GPM and third parties, and we anticipate that we may jointly pursue mutually beneficial acquisition opportunities with GPM. However, we may be unable to take advantage of accretive opportunities for any of the following reasons:

•	we are unable to identify attractive acquisition opportunities or negotiate acceptable terms for acquisitions from third parties or GPM;

•	we are unable to reach an agreement with GPM regarding the terms of jointly pursued acquisitions;

•	we are unable to raise financing for such acquisitions on economically acceptable terms; or

•	we are outbid by competitors.

If we are unable to make acquisitions from GPM or third parties, our future growth and ability to increase distributions to our unitholders will be limited. In addition, if we complete any future acquisitions, our capitalization and results of operations may change significantly. We may complete acquisitions which at the time of completion we believe will be accretive, but which ultimately may not be accretive. If any of these events were to occur, our future growth would be limited.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase cash available for distribution per unit, these acquisitions may nevertheless result in a decrease in cash available for distribution per unit. Any acquisition involves potential risks, including, among other things:

•	we may not be able to obtain the cost savings and financial improvements we anticipate or acquired assets may not perform as we expect;

•	we may not be able to successfully integrate the businesses we acquire;

•	we may not be able to retain customers or key employees from the acquired businesses;

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we may fail or be unable to discover some of the liabilities of businesses that we acquire, including environmental liabilities or liabilities resulting from a prior owner’s noncompliance with applicable federal, state or local laws;

•	acquisitions may divert the attention of our senior management from focusing on our core business;

•	we may experience a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions; and

•	we face the risk that our existing financial controls, information systems, management resources and human resources will need to grow to support future growth.

We depend on third-party transportation providers for the transportation of all of our motor fuel. Thus, a change of providers or a significant change in our relationship with these providers could have a material adverse effect on our business.

All of the motor fuel we distribute is transported from terminals to gas stations by third-party carriers. A change in transportation provider, a disruption in service or a significant change in our relationship with these transportation carriers could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us and GPM or our other customers to significant costs and liabilities, which could have a material adverse effect on our business.

Our business involves the purchase of motor fuels for wholesale distribution to customers, including GPM and third-party sub-wholesalers and bulk purchasers. GPM’s share of the motor fuels is distributed to GPM-controlled convenience stores, independent and lessee dealers and consignment locations, whereas the third-party sub-wholesalers’ share is generally distributed to service stations and convenience stores and the bulk purchasers’ share is generally retained for their own use. We do not physically transport any of the motor fuels. Rather, third-party transporters distribute the motor fuels.

The transportation of motor fuels by third-party transporters as well as the associated storage of such fuels at locations including service stations and convenience stores are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to these transportation and storage activities. These laws and regulations may impose numerous obligations that are applicable to motor fuels transportation and storage activities, including acquisition of permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that can be released into the environment; requiring capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution resulting from these activities. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”), and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, which can often require difficult and costly actions. Failure to comply with these existing laws and regulations or any newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative or remedial obligations and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Moreover, the trend in environmental regulation is for more restrictions and limitations on activities that may adversely affect the environment, the occurrence of which may result in increased costs of compliance.

Where releases of motor fuels or other substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable standards. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where motor fuels or other waste products have been disposed or otherwise released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims, could be substantial, and could have a material adverse effect on us, GPM or our other customers who transport motor fuels or own or operate convenience stores or other facilities where motor fuels are stored. Moreover, as the owner of six convenience stores leased by third parties, we could also be held liable for the costs and other liabilities of clean-up and restoration of contamination as well as possible third-party claims at those locations, which could have a material adverse effect on us. Moreover, as GPM is our largest customer, we are indirectly subject to the business risks of GPM. In addition, while we have no plans to transport or store the motor fuels, if we were ever to conduct activities that resulted in our being legally characterized as a transporter or storer of motor fuels, or if we were ever held under applicable law to have negligently entrusted these transporter or any storage duties to a third party, then we, too, could be subject to some or all of these costs and liabilities, which could have a material adverse effect on our business and results of operations.

We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined petroleum products we purchase, store, transport and sell to our distribution customers.

Various federal, state and local government agencies have the authority to prescribe specific product quality specifications for certain commodities, including commodities that we distribute. Changes in product quality specifications, such as reduced sulfur content in refined petroleum products, or other more stringent requirements for fuels, could reduce our ability to procure product, require us to incur additional handling costs and require the expenditure of capital. If we are unable to procure product or recover these costs through increased sales, we may not be able to meet our financial obligations. Failure to comply with these regulations could result in substantial penalties.

We are not fully insured against all risks incident to our business.

We are not fully insured against all risks incident to our business. We may be unable to obtain or maintain insurance with the coverage that we desire at reasonable rates. As a result of market conditions, the premiums and deductibles for certain of our insurance policies have increased and could continue to do so. Certain insurance coverage could become unavailable or available only for reduced amounts of coverage. For example, if we were to become subject to various litigation claims in the future, including dealer litigation and industry-wide or class-action claims, our defense costs and any resulting awards or settlement amounts may not be fully covered by our insurance policies. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial condition and ability to make distributions to our unitholders.

We rely on our suppliers to provide trade credit terms to adequately fund our ongoing operations.

Our business is impacted by the availability of trade credit to fund fuel purchases. An actual or perceived downgrade in our liquidity or operations (including any credit rating downgrade by a rating agency) could cause our suppliers to seek credit support in the form of additional collateral, limit the extension of trade credit, or otherwise materially modify their payment terms. Any material changes in our payments terms or availability of trade credit provided by our principal suppliers could impact our liquidity, results of operations and cash available for distribution to our unitholders.

Because we depend on our senior management’s experience and knowledge of our industry, we could be adversely affected were we to lose key members of our senior management team.

We are dependent on the expertise and continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in our management, our business, financial condition or results of operations could be adversely affected. In addition, we do not maintain key man life insurance on our senior executives and other key employees.

Terrorist attacks and threatened or actual war may adversely affect our business.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers may adversely impact our operations. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for motor fuels, and an adverse impact on our operations. Any or a combination of these occurrences could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations. Our business associates, including customers and suppliers, are also dependent on digital technology. As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. Our technologies, systems, networks, and those of our business associates, may become the target of cyber attacks or information security breaches, which could lead to disruptions in critical systems, unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. These events could damage our reputation and lead to financial losses from remedial actions, loss of business or potential liability, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our future debt levels may impair our financial condition.

After giving effect to this offering and the related transactions, we had approximately $             of debt outstanding on a pro forma basis as of December 31, 2014. Following the completion of this offering, we will have the ability to incur additional debt, including under a new revolving credit facility that we will enter into in connection with this offering. The level of our future indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our credit agreement governing our new revolving credit facility;

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, the execution of our growth strategy and other activities;

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requiring us to dedicate a substantial portion of our cash flow from operations to pay interest on our debt, which would reduce our cash flow available to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other activities;

•

making us more vulnerable to adverse changes in general economic conditions, our industry and government regulations and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service our debt will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Our new revolving credit facility will have substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders.

The operating and financial restrictions and covenants in our new revolving credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs, to engage in or expand our business activities or to pay distributions to our unitholders. For example, our new revolving credit facility is expected to restrict our ability to, among other things:

•	incur additional debt or issue guarantees;

•	incur or permit liens to exist on certain property;

•	make certain investments, acquisitions or other restricted payments;

•	modify or terminate certain material contracts; and

•	merge or dispose of all or substantially all of our assets.

In addition, the credit agreement governing our new revolving credit facility will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Anticipated New Revolving Credit Facility” for additional information about our new revolving credit facility.

Our future ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our new revolving credit facility that are not cured or waived within the appropriate time periods provided in the new revolving credit facility, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, which could result in our insolvency. In the event of our insolvency, the holders of our units could experience a partial or total loss of their investment.

The enactment of derivatives legislation, and the promulgation of regulations pursuant thereto, could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity-price, interest-rate, and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted in 2010, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (the “CFTC”), and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented, and it is not possible at this time to predict when this will be accomplished.

The Dodd-Frank Act authorized the CFTC to establish rules and regulations setting position limits for certain futures contracts in designated physical commodities and for options and swaps that are their economic equivalents. The CFTC’s initial position-limits rules were vacated by the U.S. District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. It is not possible at this time to predict when the CFTC will finalize these regulations; therefore, the impact of those provisions on us is uncertain at this time.

The CFTC has designated certain interest-rate swaps and credit-default swaps for mandatory clearing and exchange trading. The CFTC has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although we believe that we qualify for the end-user exception from the mandatory clearing and trade execution requirements for swaps entered to manage its commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, the Dodd-Frank Act requires that regulators establish margin rules for uncleared swaps. Rules that require end-users to post initial or variation margin could impact liquidity and reduce our cash available for capital expenditures, therefore reducing our ability to enter into derivatives to reduce risk and protect cash flows. The proposed margin rules are not yet final, and therefore, the impact of those provisions to us is uncertain at this time.

The Dodd-Frank Act and regulations may also result in counterparties to our derivative instruments to spin off some of our derivatives activities to separate entities, which may not be as creditworthy as the current counterparties. In addition, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and gas prices. Our revenues could be adversely affected if a consequence of the Dodd-Frank Act and implementing regulations is to lower commodity prices.

The Dodd-Frank Act and regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less-creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

In addition, the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent we transact with counterparties in foreign jurisdictions, we may become subject to such regulations. At this time, the impact of such regulations is not clear.

Any of these consequences could have a material adverse effect on our financial condition and our ability to make cash distributions to our unitholders.

Changes in accounting standards, policies, estimates or procedures may impact our reported financial condition or results of operations.

The accounting standard setters, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. In addition, the preparation of consolidated financial statements in conformity with GAAP requires management to make significant estimates that affect the financial statements. Due to the inherent nature of these estimates, no assurance can be given that we will not be required to recognize significant, unexpected losses due to actual results varying materially from management’s estimates. Additional information regarding our critical accounting policies can be found in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

Risks Inherent in an Investment in Us

GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties to us and they may favor their own interests to the detriment of us and our unitholders.

Following this offering, GPM will own a     % limited partner interest in us and will own and control our general partner and will appoint all of the officers and directors of our general partner. All of the officers and certain of the directors of our general partner are also officers and/or directors of GPM. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to GPM. Therefore, conflicts of interest may arise between GPM and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•

Neither our partnership agreement nor any other agreement requires GPM to pursue a business strategy that favors us. The affiliates of our general partner have fiduciary duties to make decisions in their own best interests and in the best interest of their owners, which may be contrary to our interests. In addition, our general partner is allowed to take into account the interests of parties other than us or our unitholders, such as GPM, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

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All of the officers and certain of the directors of our general partner are also officers and/or directors of GPM and will owe fiduciary duties to GPM. Certain officers of our general partner will also devote significant time to the business of GPM and will be compensated by GPM accordingly.

•	Other than as provided in the omnibus agreement, GPM is not limited in its ability to compete with us and may offer business opportunities or sell assets to parties other than us.

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The limited partner interests that GPM will initially own will permit it to effectively control any vote of our limited partners. GPM will be entitled to vote its units in accordance with its own interests, which may be contrary to the interests of our other unitholders.

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Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner and also restricts the remedies available to unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholder consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

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Our general partner determines the amount and timing of asset purchases and sales, borrowings, repayment of indebtedness and issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

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Our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure or an expansion capital expenditure. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures.” These determinations can affect the amount of cash that is distributed to our unitholders which, in turn, affects the ability of the subordinated units to convert to common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units.”

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Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

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Our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

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Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf. There is no limitation on the amounts our general partner can cause us to pay it or its affiliates.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

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Our general partner will control the enforcement of obligations owed to us by it and its affiliates. In addition, our general partner will decide whether to retain separate counsel or others to perform services for us.

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Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders, and we will rely primarily upon external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of bank borrowings or other debt to finance our growth strategy will result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement limits the liability and duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement limits the liability and duties of our general partner, while also restricting the remedies available to our common unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. By purchasing common units, common unitholders consent to be bound by the partnership agreement, and pursuant to our partnership agreement, each holder of common units consents to various actions and conflicts of interest contemplated in our partnership agreement that might otherwise constitute a breach of fiduciary or other duties under Delaware law. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example:

•

Our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, our common unitholders. Decisions made by our general partner in its individual capacity will be made by GPM, as the owner of our general partner, and not by the board of directors of our general partner. Examples of these decisions include:

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it may own;

•	whether to exercise its registration rights; and

•	whether or not to consent to any merger or consolidation or amendment to our partnership agreement.

•

Our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it subjectively believed that the decisions were in or not adverse to the interests of our partnership.

•

Our partnership agreement provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

•

Our partnership agreement provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners with respect to any transaction involving an affiliate if:

•	the transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates; or

•	the board of directors of our general partner acted in good faith in taking any action or failing to act.

If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of the Common Units—Transfer of Common Units.” Other than as provided in the omnibus agreement, GPM is not limited in its ability to compete with us and may offer business opportunities or sell assets to parties other than us.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive whole fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution reflected by the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units which would have entitled our general partner to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders’ ability to choose the judicial forum for disputes with us or our general partner’s directors, officers or other employees. Our partnership agreement also provides that any unitholder bringing an unsuccessful action will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), or (5) asserting a claim against us governed by the internal affairs doctrine. In addition, if any unitholder brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. By purchasing a common unit, a unitholder is irrevocably consenting to these limitations, provisions and potential reimbursement obligations regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers. For additional information about the exclusive forum provision of our partnership agreement and the potential obligation to reimburse us for all fees, costs and expenses incurred in connection with claims, suits, actions or proceedings initiated by a unitholder that are not successful, please read “The Partnership Agreement—Applicable Law; Exclusive Forum.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, will be chosen entirely by GPM due to its ownership of our general partner, and not by our unitholders. Please read “Management—Management of GPM Petroleum LP” and “Certain Relationships and Related Transactions.” Unlike a publicly traded corporation, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, GPM will own, directly or indirectly, an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by our general partner or its affiliates are voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $         per common unit.

The estimated initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $         per common unit. Based on the estimated initial public offering price of $         per

common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders in a merger, in a sale of all or substantially all of its assets or in other transactions so long as certain conditions are satisfied. Please read “The Partnership Agreement—Transfer of General Partner Interest.” Furthermore, our partnership agreement does not restrict the ability of GPM to transfer all or a portion of its direct or indirect interest in our general partner to a third party. Any new owner of our general partner or our general partner interest would then be in a position to replace the board of directors and executive officers of our general partner with its own designees without the consent of unitholders and thereby exert significant control over us, and may change our business strategy. Any of these changes, or any other changes resulting from a change in control of our general partner or general partner interest, may lower the trading price of our common units and otherwise have a material adverse effect on us.

The incentive distribution rights may be transferred by our general partner to a third party without unitholder consent.

Our general partner may transfer all or a portion of its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party but GPM retains its ownership interest in our general partner, GPM would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if GPM had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by GPM could reduce the likelihood of GPM renewing the GPM Distribution Contracts or otherwise negotiating supply terms with respect to future volumes, as GPM would have less of an economic incentive to grow our business.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. Upon the expiration of 30 days following this offering, assuming no exercise of the underwriters’ option to purchase additional common units, GPM will own, directly or indirectly, an aggregate of approximately     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), GPM will own approximately     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders, including limited partner interests that are senior to our common units. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

For additional information, please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by GPM or other large holders.

After this offering, we will have              common units and              subordinated units outstanding, which includes the              common units we are selling in this offering that may be resold in the public market immediately (             common units if the underwriters exercise in full their option to purchase additional common units). All of the subordinated units will convert into

common units on a one-for-one basis at the end of the subordination period. Although all of the              common units (             common units if the underwriters exercise in full their option to purchase additional common units) that are issued to GPM or a wholly owned subsidiary of GPM will be subject to resale restrictions, such restrictions may be waived in the discretion of certain of the underwriters. In addition, under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.” Sales by GPM or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our outstanding common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf pursuant to the omnibus agreement and our partnership agreement. Neither our partnership agreement nor our omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our omnibus agreement and partnership agreement provide that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions, even during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from working capital or other borrowings, and not solely on our profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income for financial accounting purposes.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by GPM or its wholly owned subsidiary) after the subordination period has ended. Upon the expiration of 30 days following this offering and assuming no exercise of the underwriters option to purchase additional common units, GPM will own, directly or indirectly, approximately     % of the outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only              publicly traded common units (             common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

In addition, it may be determined that the right, or the exercise of the right by the limited partners as a group, to (i) remove or replace our general partner, (ii) approve some amendments to our partnership agreement or (iii) take other action under our partnership agreement constitutes “participation in the control” of our business. A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. In addition, we conduct business in a number of other states in which the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “The Partnership Agreement—Limited Liability.”

The NYSE does not require a publicly traded partnership like us to comply with certain corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE will not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to stockholders of corporations that are subject to all of the corporate governance requirements of the applicable stock exchange. Please read “Management—Management of GPM Petroleum LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and Dodd-Frank Act, as well as rules implemented by the SEC and the NYSE, require, or will require, publicly traded entities to adopt various corporate governance practices that will further increase our costs, including requirements to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting.

Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make certain activities more time-consuming and costly. We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our general partner’s board or as executive officers.

We estimate that we will incur approximately $2.0 million of incremental external costs per year and additional internal costs associated with being a publicly traded partnership. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be reduced by the costs associated with being a public company.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Prior to this offering our predecessor has been a private entity with limited accounting personnel and other supervisory resources to adequately execute its accounting processes and address its internal controls over financial reporting. Our predecessor has not been required to file reports with the SEC on a stand-alone basis and will have lower materiality thresholds on the wholesale business than GPM previously has had. Upon the completion of this offering, we will become subject to the public reporting requirements of the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act (“Section 404”). For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 for our fiscal year ending December 31, 2016. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

An increase in interest rates will increase our borrowing costs and may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. Borrowings under the new revolving credit facility will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and ability to make cash distributions. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service (the “IRS”), on this or any other tax matter affecting us.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such additional taxes on us or an increase in the existing tax rates may substantially reduce the cash available for distribution to our unitholders. Therefore, treatment of us as a corporation or the assessment of a material amount of entity-level taxation would result in a material reduction in the anticipated cash generated from operations and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama administration’s budget proposal for fiscal year 2016 recommends that certain publicly-traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of the U.S. Congress propose and consider such substantive changes to the existing federal income tax laws that affect publicly traded partnerships. If successful, the Obama administration’s proposal or other similar proposals could eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status.” We are unable to predict whether any such legislation will ultimately be enacted. However, it is possible that a change in law could affect us and may, if enacted, be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, our unitholders will be required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, GPM will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by GPM of all or a portion of its direct or indirect interests in us could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation or amortization deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination, we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If a unitholder sells its common units, it will recognize a gain or loss equal to the difference between the amount realized and its tax basis in those common units. Because distributions in excess of a unitholder’s allocable share of our net taxable income result in a decrease in its tax basis in its common units, the amount, if any, of such prior excess distributions with respect to the units it sells will, in effect, become taxable income to the unitholder if it sells such units at a price greater than its tax basis in those units, even if the price the unitholder receives is less than its original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture of depreciation deductions and certain other items. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if a unitholder sells its units, the unitholder may incur a tax liability in excess of the amount of cash it receives from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (“IRAs”), and non-U.S. persons raise issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income. Unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the conclusion of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest by the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest by the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of the existing and proposed U.S. Treasury regulations (the “Treasury Regulations”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Our counsel is unable to opine as to the validity of this approach. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a unitholder. It also could affect the timing of these tax benefits or the amount of gain from a unitholder’s sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Department of the Treasury (“Department of the Treasury”) issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees.”

We will adopt certain valuation methodologies in determining a unitholder’s allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, in certain circumstances, including when we issue additional units, we must determine the fair market value of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

A unitholder whose common units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequences of loaning a partnership interest, a unitholder whose common units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan of their common units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

Unitholders will likely be subject to state and local taxes and return filing requirements in states where they do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. We currently own assets or conduct business in 13 states primarily located in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Most of these states currently impose a personal income tax on individuals. Each of these states also imposes an income or other entity-level tax on corporations and other entities. Unitholders may be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or non-U.S. jurisdictions that impose a personal income tax or an income or other entity-level tax on corporations and other entities. It is the unitholder’s responsibility to file all U.S. federal, state, local and non-U.S. tax returns. Our counsel has not rendered an opinion on the non-U.S., state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $         million from this offering, based upon the assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and offering expenses:

•	to repay borrowings of $ million assumed by us under two affiliate loans entered into by our predecessor, which were used to finance the Road Ranger Acquisition; and

•	for general partnership purposes, including working capital and/or pre-funding capital expenditures.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of additional common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the additional common units, if any, will be issued to GPM or a wholly owned subsidiary of GPM. Any such units issued to GPM or a wholly owned subsidiary of GPM will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.” If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $         million, based upon the assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and offering expenses.

In March 2015, a portion of the consideration for the Road Ranger Acquisition was financed in part with a $18.8 million loan with ARKO Holdings, Ltd. (“ARKO”) and a $6.3 million loan with GPM Holdings, Inc. (“GPM Holdings”). These loans mature in September 2016 and bear interest at 13.5% per annum, payable monthly. At the closing of this offering, we expect to assume these loans and to repay the amounts outstanding in full with the proceeds of this offering. For more information regarding our affiliate loans, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Affiliate Loans.”

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million. If we increase or decrease the number of common units offered, we will increase or decrease, respectively, the amount of funds retained for general partnership purposes. We may concomitantly increase or reduce, as applicable, the amount of indebtedness we will pay down. As a result, cash available for distribution per unit is expected to remain unchanged regardless of the changes in the number of common units offered.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of December 31, 2014; and

•

our pro forma cash and cash equivalents and capitalization as of December 31, 2014, adjusted to reflect the pro forma adjustments described in our pro forma financial statements, including the issuance and sale of common units to the public at an assumed initial offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), the other formation transactions described under “Summary—Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the unaudited historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2014
	Predecessor Historical	GPM Petroleum LP Pro Forma
	(in thousands)
Cash and cash equivalents	$3,694	$
Restricted cash	4,079
Debt:
Revolving credit facility	15,083
Other long-term debt	38,076

Total debt	$53,159	$

Redeemable units (held by members)	41,209
Members’/Partners’ equity:
Our predecessor	$27,917	$
Held by public:
Common units	—
Held by GPM or its wholly owned subsidiary:
Common units	—
Subordinated units	—
General partner interest	—

Total members/partners’ equity	$27,917	$

Total capitalization	$69,126	$

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. Based on an assumed initial public offering price of $         per common unit, on a pro forma basis as of December 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $         million, or $         per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering (1)	$
Decrease in pro forma net tangible book value per unit attributable to purchasers in the offering
Less: Pro forma net tangible book value per unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to GPM or a wholly owned subsidiary of GPM and its affiliates for their contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then immediate dilution in net tangible book value per common unit would equal $ and $ , respectively.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by GPM and its affiliates and by the purchasers of our common units in this offering upon completion of the transactions contemplated by this prospectus and the expiration of the underwriters’ option period, assuming no exercise of the underwriters’ option to purchase additional common units.

	Units			Total Consideration
	Number	Percent		Amount	Percent
GPM and affiliates (1)(2)(3)			%	$		%
Purchasers in the offering			%	$		%

Total		100%		$	100%

(1)	Upon the completion of the transactions contemplated by this prospectus, GPM and its affiliates will own common units and subordinated units.
(2)	The assets contributed by GPM will be recorded at historical cost. The pro forma book value of the consideration provided by GPM as of December 31, 2014 was approximately $ million.
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with “—Significant Forecast Assumptions” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to our audited historical financial statements as of December 31, 2014 and 2013 and for the fiscal years ended December 31, 2014, 2013 and 2012, as well as our unaudited pro forma financial statements as of and for the year ended December 31, 2014, and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects a fundamental judgment that our unitholders generally will be better served by us distributing, rather than retaining, our available cash. Our partnership agreement generally defines available cash as cash on hand at the end of a quarter after the payment of expenses, less the amount of cash reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters. Our available cash also may include, if our general partner so determines, all or any portion of the cash on hand immediately prior to the date of distribution of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to our unitholders than would be the case if we were subject to entity-level federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make quarterly cash distributions to our unitholders. We do not have a legal obligation to pay our minimum quarterly distribution or any other distribution except as provided in our partnership agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•

Our cash distribution policy will be subject to restrictions on distributions under our new revolving credit facility, which will contain financial tests and covenants that we must satisfy. If we are unable to satisfy these covenants or if we are otherwise in default under our revolving credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to the partnership agreement and the omnibus agreement. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders except in certain limited circumstances when our general partner can amend our partnership agreement without unitholder approval. However, after the subordination period has ended, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates). Upon the expiration of 30 days following this offering, GPM will own, directly or indirectly, approximately     % (or     % if the underwriters’ option to purchase additional common units is exercised in full) of our limited partner interests. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the decisions regarding the amount of distributions to pay under our cash distribution policy and whether to pay any distribution are made by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements or anticipated cash needs.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiary, GPM Opco, and its ability to distribute cash to us. The ability of GPM Opco to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

To the extent that we determine not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. Therefore, we will need to rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest all of their available cash to expand ongoing operations. To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis. Quarterly distributions, if any, will be made within 60 days after the end of each quarter. This equates to an aggregate cash distribution of approximately $         million per quarter, or approximately $         million per year, based on the number of common and subordinated units expected to be outstanding immediately after completion of this offering. The table below sets forth the number of common units and subordinated units that will be outstanding immediately after this offering, assuming that the underwriters do not exercise their option to purchase additional common units, and the available cash needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

	Number of Units	Distributions
		One Quarter	Annualized
Publicly held common units (1)		$	$
Common units held by GPM and its affiliates (1)
Subordinated units held by GPM and its affiliates

Total		$	$

(1)	Does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If the underwriters do not exercise their option to purchase additional common units, we will issue              common units to GPM or a wholly owned subsidiary of GPM at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder, if any, will be issued to GPM or a wholly owned subsidiary of GPM for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Our general partner will also hold our incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0% of the cash we distribute in excess of $         per unit per quarter.

We will pay our distributions around the last business day of the month of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through                     , 2015 based on the actual length of the period.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in or not adverse to our best interest. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. However, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

Subordinated Units

GPM will initially own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. To the extent that we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. Subordinated units will not accrue arrearages.

To the extent that we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess available cash to pay any distribution arrearages on the common units related to prior quarters before any cash distribution is made to holders of subordinated units. When the subordination period ends, all of the subordinated units will convert into an equal number of common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units.”

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2014, our unaudited pro forma cash available for distribution for the year ended December 31, 2014 would have been approximately $20.8 million. This amount would have been sufficient to pay the full minimum quarterly distribution of $         per unit per quarter (or $         per unit on an annualized basis) on all of our common units and all of our subordinated units.

Our calculation of unaudited pro forma cash available for distribution includes incremental external general and administrative expenses that we expect to incur as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate that these incremental external general and administrative expenses initially will be approximately $2.0 million per year. Such expenses are not reflected in our unaudited pro forma financial statements.

Our unaudited pro forma financial statements, from which our unaudited pro forma cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our predecessor’s historical financial statements and our pro forma financial statements were prepared on an accrual basis. We derived the amounts of unaudited pro forma cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Our unaudited pro forma financial statements were derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus and our predecessor’s accounting records, which are also unaudited.

Our unaudited pro forma cash available for distribution included in the table below should be read together with “Summary—Summary Historical and Pro Forma Financial and Operating Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited historical financial statements of our predecessor and the unaudited pro forma financial statements included elsewhere in this prospectus.

The following tables illustrate our unaudited pro forma cash available for distribution for the year ended December 31, 2014. The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

GPM Petroleum LP

Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2014
	(in thousands, except per unit data)
Revenues:
Fuel revenue (1)		$1,474,052
Rental income		311

Total revenues		1,474,363

Gross profit:
Fuel revenue (1)		23,656
Rental income		311

Total gross profit		23,967

Operating expenses:
Store operating expense		30
General and administrative		1,019
Depreciation and amortization (2)		2,901

Total operating expenses		3,950

Operating income		20,017
Interest expense, net (3)		803

Net income		$19,214

Net income per common unit—basic and diluted (4)	$
Net income per subordinated unit—basic and diluted (4)	$
Adjustments to reconcile net income to Adjusted EBITDA:
Net income		$19,214
Add:
Interest expense, net (3)		803
Depreciation and amortization (2)		2,901
Transaction costs (5)		—

Adjusted EBITDA (6)		$22,918
Adjustments to reconcile Adjusted EBITDA to pro forma cash available for distribution:
Less:
Incremental external general and administrative expense (7)		(2,000)
Maintenance capital expenditures (8)		(90)
Expansion capital expenditures (8)		—

Pro forma cash available for distribution		$20,828

Year Ended December 31, 2014
(in thousands, except per unit data)
Cash distributions:
Distributions to public common unitholders
Distributions to GPM and its affiliates—common units
Distributions to GPM and its affiliates—subordinated units

Total distributions

Excess	$

(1)	Pro forma fuel revenue reflects cost plus fixed margin net of excise taxes and inclusive of volume-based discounts. Pro forma gross profit generated from fuel revenue reflects the fixed fee of 4.5 cents per gallon purchased.
(2)	Depreciation and amortization expenses relate to property and equipment and intangible assets, respectively.
(3)	Interest expense, net reflects the impact of interest incurred in connection with our assumption of the PNC Term Loan (as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”) to be contributed to us at the closing of this offering in the amount of $37.0 million. We have assumed an interest rate of 2.19% (LIBOR Rate as of December 31, 2014 plus 200 basis points).
(4)	Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to our common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed there will be common units and subordinated units outstanding and that we will make the minimum quarterly distribution on all of the common and subordinated units in every quarter of the periods presented.
(5)	Normal business operations of the predecessor exclude the effects of transaction costs, asset impairments, losses and gains on disposal of assets, and non-recurring activity, such as the termination of contingent considerations. For the pro forma period presented, such adjustments did not have an impact on the partnership’s pro forma operations.
(6)	Adjusted EBITDA is defined and reconciled to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Summary—Non-GAAP Financial Measure.”
(7)	Reflects the incurrence of estimated incremental cash expenses associated with being a publicly traded partnership of approximately $2.0 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. The pro forma financial information provided elsewhere in this prospectus does not reflect this incremental expense.
(8)	Historically, our predecessor has not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating income or operating capacity and expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to maintain existing contract volumes, including payments to renew existing distribution contracts, or to maintain our real estate leased to third-party dealers in leasable condition, such as parking lot or roof replacement/renovation, or to replace equipment required to operate our existing business. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, such as new distribution contracts or real estate. For the year ended December 31, 2014, our pro forma capital expenditures totaled $0.1 million, which is less than the total capital expenditures incurred by our predecessor as we have excluded capital expenditures relating to assets of our predecessor that will not be contributed to us. We estimate that approximately $0.1 million of our pro forma capital expenditures were maintenance capital expenditures and that approximately $0 of our pro forma capital expenditures were expansion capital expenditures.

Unaudited Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2016

We forecast that our unaudited cash available for distribution during the twelve months ending June 30, 2016 will be approximately $         million. This amount would be sufficient to pay the full minimum quarterly distribution of $         per unit on all of our common units and subordinated units for each quarter in the twelve months ending June 30, 2016. The assumed number of outstanding units upon which we have based our belief does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the completion of this offering.

We are providing this forecast to supplement our predecessor’s historical and our pro forma financial statements in support of our belief that we will have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our common units and subordinated units for each quarter in the twelve months ending June 30, 2016. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for information regarding the accounting policies we have followed for the forecast.

Our forecast reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2016. We believe that we have a reasonable objective basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our forecasted results are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common and subordinated units. The assumptions and estimates underlying the forecast are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk Factors.” Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

As a matter of course, we do not make public forecasts as to future revenues, earnings or other results. The forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected future course of action and financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to pay the full minimum quarterly distribution on all of our common and subordinated units for each quarter in the twelve months ending June 30, 2016 should not be regarded as a representation by us, the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table illustrates our estimated cash available for distribution for the twelve months ending June 30, 2016.

GPM Petroleum LP

Unaudited Estimated Cash Available for Distribution

Twelve Months Ending June 30, 2016
(in thousands, except per unit data)
Revenues:
Fuel revenue	$
Rental income

Total revenues

Gross profit:
Fuel revenue
Rental income

Total gross profit

Operating expenses:
General and administrative (1)
Depreciation and amortization

Total operating expenses

Operating income
Interest expense, net (2)

Net income	$

Net income per common unit—basic and diluted (3)	$
Net income per subordinated unit—basic and diluted (3)	$
Adjustments to reconcile net income to estimated Adjusted EBITDA:
Net Income	$
Add:
Interest expense, net (2)
Depreciation and amortization
Transaction costs
Estimated Adjusted EBITDA (4)	$

Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Incremental external general and administrative expenses
Cash interest expense (2)
Maintenance capital expenditures
Expansion capital expenditures

Estimated cash available for distribution	$

Twelve Months Ending June 30, 2016
(in thousands, except per unit data)
Cash distributions:
Distributions to public common unitholders
Distributions to GPM and its affiliates—common units
Distributions to GPM and its affiliates—subordinated units

Total distributions at the minimum distribution rate

Excess	$

(1)	Includes estimated incremental cash expenses associated with being a publicly traded partnership of approximately $2.0 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation.
(2)	Interest expense, net reflects the impact of interest incurred in connection with our assumption of the PNC Term Loan to be contributed to us at the closing of this offering in the amount of $37.0 million. We have assumed an interest rate of 2.19% (LIBOR Rate as of December 31, 2014 plus 200 basis points).
(3)	Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to our common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed there will be common units and subordinated units outstanding.
(4)	Adjusted EBITDA is defined and reconciled to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Summary—Non-GAAP Financial Measure.”

Significant Forecast Assumptions

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending                     , 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the completion of the offering through                     , 2015 based on the actual length of that period.

Definition of Available Cash

Available cash for any quarter generally consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements or any other obligation; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•

plus, if our general partner so determines on the date of determination, all or any portion of the cash on hand immediately prior to the date of distribution of available cash for the quarter, including cash on hand resulting from or available as working capital borrowings made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash received by us after the end of the quarter but on or before the date of distribution of available cash for that quarter, including cash on hand resulting from working capital borrowings made after the end of the quarter, to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement with the intent to repay such borrowings within twelve months from sources other than additional working capital borrowings, and that are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common and subordinated units at least the minimum quarterly distribution of $         per unit, or $         on an annualized basis, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates; however, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter.

Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will own a 0.0% non-economic general partner interest. Our general partner will initially hold our incentive distribution rights, which will entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as being paid from either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	working capital borrowings or amounts available for working capital borrowings made after the end of a period but on or before the date of distribution of operating surplus for that period; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on the disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $         million that will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including certain cash distributions on equity interests in operating surplus, as described above, will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to that amount of cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made in the ordinary course of business under interest rate hedge agreements or commodity hedge agreements (provided that (1) payments made in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such contract), compensation of officers, directors and employees of our general partner, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests (other than repurchases to satisfy obligations under employee benefit plans) or reimbursements of our general partner for such purchases.

Interim Capital Transactions

We define cash from interim capital transactions to include proceeds from:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or assets sold or disposed of as part of normal retirement or replacement of assets.

Capital Surplus

Capital surplus is defined as any distribution of available cash in excess of our operating surplus. Although the cash proceeds from interim capital transactions do not increase operating surplus, all distributions of available cash from whatever source are deemed to be from operating surplus until cumulative distributions of available cash exceed cumulative operating surplus. Thereafter, all distributions of available cash are deemed to be from capital surplus to the extent they continue to exceed cumulative operating surplus.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed by us as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes a basket of $         million, and therefore does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, this provision will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to maintain existing contract volumes or renew existing distribution contracts or maintain our real estate leased to third party dealers in leasable condition. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or any portion of the construction or development of a replacement asset that are paid in respect of the period that begins when we enter into a binding obligation to commence construction or development of a replacement asset and ending on the earlier to occur of the date that such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are capital expenditures made to increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of new properties or equipment, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of a capital improvement paid in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of date such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or the development of assets that are in excess of those needed for the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, acquisition or development of a capital improvement during the period that begins when we enter into a binding obligation to commence construction, acquisition or development of a capital improvement and ending on the earlier to occur of the date such capital improvement commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on the disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordinated Units

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units. GPM will initially own, directly or indirectly, all of our subordinated units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after a distribution to unitholders has been made in respect of any quarter, beginning with the quarter ending on or after                     , 2018, if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the annualized minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units during those periods on a fully diluted, weighted-average basis; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after a distribution to unitholders has been made in respect of any quarter, if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common and subordinated units exceeded $         (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted, weighted-average basis and (ii) the distributions made on the incentive distribution rights; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Effect of Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net changes in working capital borrowings and net changes in reserves of cash established in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

Distributions of Available Cash From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

General Partner Interest

Our general partner owns a 0.0% non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us, and will be entitled to receive distributions on such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Upon the closing of this offering, our general partner will hold all of our incentive distribution rights, but may transfer these rights, subject to the restrictions set forth in the partnership agreement.

The following discussion assumes that there are no arrearages on the common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and any subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•

if such quarter is during the subordination period, we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in the payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner (in its capacity as the holder of our incentive distribution rights) and our unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Common Unit and Subordinated Unit.” The percentage interests shown for our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner (in its capacity as the holder of our incentive distribution rights) assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit and Subordinated Unit		Marginal Percentage Interest in Distributions
			Unitholders		General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$			%	—
First Target Distribution	above $	up to $		%		%
Second Target Distribution	above $	up to $		%		%
Third Target Distribution	above $	up to $		%		%
Thereafter	above $			%		%

Our General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be based. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of the board of directors of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four most recently completed fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for such quarter). The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average of the cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average of the cash distributions per common unit during this period.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average of the aggregate cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the cash distributed per common unit during each of those two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average of the cash distributions per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter, after payment of the reset minimum quarterly distribution, as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average of the quarterly cash distributions per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
			Unitholders	General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$		100.0%	—	$	(1)
First Target Distribution	above $	up to $	100.0%	—	above $ (1)	up to $ (2)
Second Target Distribution	above $	up to $	85.0%	15.0%	above $ (2)	up to $ (3)
Third Target Distribution	above $	up to $	75.0%	25.0%	above $ (3)	up to $ (4)
Thereafter	above $		50.0%	50.0%	above $ (4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), based on an average of the amounts distributed each quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be common units outstanding, and the average of the cash distributions made on each common unit for the two quarters prior to the reset would be $        .

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Our General Partner (in Its Capacity as the Holder of Our Incentive Distribution Rights) Prior to Reset	Total Distributions
Minimum Quarterly Distribution	$		$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $

Thereafter	above $		$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be              common units outstanding, and the average distribution to each common unit would be $        . The number of common units to be issued to our general partner (in its capacity as the holder of our incentive distribution rights) upon the reset was calculated by dividing (1) the average of the aggregate cash distributions received by our general partner (in its capacity as the holder of our incentive distribution rights) for the two quarters prior to the reset as shown in the table above, or $        , by (2) the average of the cash distributions made on each common unit for the two quarters prior to the reset as shown in the table above, or $        .

	Quarterly Distribution Per Unit Prior to Reset			Cash Distributions to Common Unitholders After Reset	Cash Distributions to Our General Partner After Reset			Total Distributions
					New Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$			$	$	$	$	$
First Target Distribution		above $	up to $
Second Target Distribution		above $	up to $
Third Target Distribution		above $	up to $

Thereafter		above $		$	$	$	$	$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all unitholders, pro rata, until the minimum quarterly distribution level has been reduced to zero as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph assumes that we do not issue additional classes of equity interests.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion that the distribution had to the fair market value of the common units immediately prior to the announcement of the distribution (or the average of the closing prices for the 20 consecutive trading days immediately prior to the ex-dividend date). Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner (in its capacity as the holder of our incentive distribution rights) to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we will then make all future distributions from operating surplus, with 50.0% being paid to our unitholders and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights). This percentage interest for our general partner assumes that our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, each target distribution level and the unrecovered initial unit price would be reduced to 50.0% of its initial level, and each subordinated unit would be convertible into two subordinated units. Our partnership agreement provides that we will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may, in the sole discretion of the general partner, be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter) and the denominator of which is the sum of available cash for that quarter before any adjustment for estimated taxes. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to our partners in the following manner:

•

first, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the unpaid amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

second, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the unpaid amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

third, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fourth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (1) the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence;

•

fifth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (1) the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the first bullet point above and all of the second bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our unitholders in the following manner:

•	first, to holders of subordinated units, pro rata, until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	thereafter, to the holders of common units, pro rata, until the capital accounts of the common unitholders have been reduced to zero.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL FINANCIAL DATA

The following table shows selected historical financial data of GPM Investments, LLC, our predecessor for accounting purposes for the periods and as of the dates indicated. The selected historical financial data of the predecessor as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited consolidated financial statements of the predecessor appearing elsewhere in this prospectus. The selected historical financial data of the predecessor as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 are derived from the consolidated financial statements of the predecessor not appearing elsewhere in this prospectus.

Our predecessor’s results include the entire integrated operations of GPM, including convenience store merchandise revenue and retail fuel revenue. Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties and lease six convenience store properties to third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our predecessor’s historical results of operations.

The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business—Our Relationship with GPM Investments, LLC.”

	Predecessor Historical
	Year Ended December 31,
	2014 (1)	2013 (1)	2012	2011	2010
	(in thousands, except per gallon amounts)
Statement of Operations Data:
Revenues:
Fuel revenue—retail	$1,246,467	$969,964	$787,167	$817,941	$688,906
Fuel revenue—wholesale	207,277	209,378	211,345	195,775	162,992
Merchandise revenue	464,812	317,352	226,511	228,011	224,559
Other revenue, net (2)	23,453	15,528	10,509	10,309	9,972

Total revenues	1,942,009	1,512,222	1,235,532	1,252,036	1,086,429
Gross profit:
Fuel gross profit—retail	80,683	52,775	43,715	42,746	40,767
Fuel gross profit—wholesale	4,948	4,703	4,985	4,639	4,623
Fuel gross profit—other	1,010	1,063	1,067	1,118	1,086
Merchandise gross profit	136,017	88,113	61,315	63,037	64,324
Other revenue (2)	23,453	15,528	10,509	10,309	9,972

Total gross profit	246,111	162,182	121,591	121,849	120,772

	Predecessor Historical
	Year Ended December 31,
	2014		2013		2012		2011	2010
	(in thousands, except per gallon amounts)
Operating expenses:
Store operating expense	188,650		129,857		91,007		95,499	93,299
General and administrative	26,005		16,999		13,379		11,400	10,504
Depreciation and amortization	15,774		9,900		6,246		6,362	6,724
Other expenses	1,158		1,634		1,041		8,628	242

Total operating expenses	231,587		158,390		111,673		121,889	110,769
Operating income	14,524		3,792		9,918		(40)	10,003
Interest expense	3,861		2,686		2,004		10,793	9,804

Net income	$10,663		$1,106		$7,914		$(10,833)	$199
Other Financial Data:
Unaudited Adjusted EBITDA (3)	$31,615		$15,317		$16,129		$14,950	$16,793
Unaudited Operating Data:
Fuel gallons sold
Retail	380,854		284,997		220,771		235,150	253,094
Wholesale	68,654		66,121		63,908		60,448	66,406

Total fuel gallons sold	449,508		351,118		284,679		295,598	319,500

Fuel gross profit, cents per gallon
Retail	21.2	¢	18.5	¢	19.8	¢	18.2 ¢	16.1	¢
Wholesale	7.2		7.1		7.8		7.7	7.0
Fuel gross profit cents per gallon	19.0		16.4		17.1		16.0	14.2

	Predecessor Historical
	As of December 31,
	2014 (1)	2013 (1)	2012	2011	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,694	$12,964	$5,807	$2,830	$1,678
Property and equipment, net	108,849	113,559	57,174	55,671	59,963
Intangibles	3,793	4,930	1,256	1,558	1,905
Total assets	244,520	264,186	137,867	134,022	133,877
Current and long-term debt	53,159	77,143	27,668	29,759	54,831
Accrued expenses and other current liabilities	19,737	15,803	9,182	9,159	7,146
Total liabilities	175,394	205,397	91,807	95,375	112,021
Redeemable units	41,209	43,741	41,338	38,546	—
Total members’ equity	27,917	15,048	4,723	101	21,856
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$26,067	$6,231	$13,647	$10,988	$5,293
Investing activities	(8,947)	(48,834)	(4,010)	(3,214)	(4,987)
Financing activities	(26,390)	49,760	(6,660)	(6,622)	(1,787)

(1)	Periods impacted by the Southeast Acquisition on August 6, 2013.
(2)	Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services, phone cards and rental income.
(3)	Adjusted EBITDA is defined in “Summary—Non-GAAP Financial Measure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of GPM Investments, LLC, our predecessor for accounting purposes, before the impact of pro forma adjustments related to the formation transactions, our entry into the GPM Distribution Contracts, the completion of this offering and the application of proceeds from this offering. You should read the following discussion of the historical financial condition and results of operations of our predecessor in conjunction with the historical financial statements and accompanying notes of our predecessor and the pro forma condensed financial statements for GPM Petroleum LP included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

Overview

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. As of April 15, 2015, GPM controlled over 500 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Upon the completion of this offering, GPM will purchase the substantial majority of its motor fuel from us. For the year ended December 31, 2014, on a pro forma basis, we distributed 461.7 million gallons of motor fuel to GPM-controlled convenience stores and 68.7 million gallons of motor fuel to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

For the year ended December 31, 2014, we had unaudited pro forma gross profit of approximately $24.0 million, unaudited pro forma Adjusted EBITDA of approximately $22.9 million and unaudited pro forma net income of approximately $19.2 million. Please read “Summary—Non-GAAP Financial Measure” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Wholesale Motor Fuel Distribution

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to two 10-year wholesale motor fuel distribution agreements, which we refer to as the GPM Distribution Contracts. As of April 15, 2015, GPM distributed volumes it purchased from us to:

•	over 500 convenience stores controlled by GPM;

•	over 35 sites operated by independent dealers;

•	over 20 sites owned or leased by GPM and operated by lessee dealers; and

•	over 40 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to approximately 10 sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to fuel stations and convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the year ended December 31, 2014, we distributed 9.7 million gallons of motor fuel to sub-wholesalers and bulk purchasers. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described in “Business—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

We distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell and Valero branded motor fuel, as well as, unbranded motor fuel. We believe the variety and large volumes of branded and unbranded motor fuel that we distribute is a key competitive advantage relative to other, smaller wholesale distributors in our markets. In addition to distributing motor fuel, we also distribute a limited quantity of kerosene.

Strategic Acquisitions

We are focused on strategic acquisitions, which can significantly affect our reported results and can make period to period comparisons of results difficult. We anticipate growing our business by either purchasing the right to provide wholesale fuel to convenience stores acquired by GPM in the future or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale fuel distribution both within our existing area of operations and in new geographic areas.

We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the 2015 NACS Retail Fuels Report, as of December 31, 2014, there were 127,588 convenience stores with retail fuel sales in the U.S. Over 70% of these sites were owned by entities with less than 50 total sites. As GPM continues to make acquisitions, we plan to enter into wholesale fuel distribution contracts with those acquired sites.

Real Estate

In addition to revenues earned in our wholesale motor fuel distribution business, we also receive rental income from convenience store properties that we own and lease to third parties. Our predecessor earned rental income from third parties with respect to 62 properties during 2014. We expect that six of these properties will be contributed to us in connection with this offering, which are located in Delaware, New Jersey and Virginia. Although we may purchase and lease convenience store properties to GPM or third parties, we do not currently operate or have any intention to operate any retail convenience stores that we own or may acquire in the future.

Our Predecessor—GPM Investments, LLC

GPM Investments, LLC is our predecessor for accounting purposes. GPM is our parent and the owner of our general partner. Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM, independent dealers, consignment locations and sub-wholesalers, as well as lease or sublease certain convenience store properties to third parties. GPM will continue to operate its retail convenience store business. Our pro forma financial statements included elsewhere in this prospectus reflect the financial impact of GPM’s retention of such operations.

Factors Impacting the Comparability of Our Financial Results

Our predecessor’s historical results of operations may not be comparable to our results of operations for the following reasons:

•

Revenues and Gross Profit. The gross profit in our predecessor’s historical consolidated financial statements relates to the profit margin received from motor fuel operations, both retail and wholesale, as well as merchandise revenue at GPM’s convenience stores. Profit margins for retail sales of fuel as well as merchandise will be retained by GPM following the completion of this offering. At consignment locations, our predecessor provided and controlled motor fuel inventory and price at the site and received the actual retail selling price for each gallon sold, less a commission paid to the independent operator of the location. As a result, the gross profit received from consignment locations by our predecessor varied in a similar manner to retail fuel margins per gallon, which are driven by changes in fuel prices, competitive dynamics of the market, and other factors. Following the completion of this offering, we will distribute motor fuel on a wholesale basis pursuant to the GPM Distribution Contracts, pursuant to which we will distribute the substantial majority of motor fuel purchased by GPM’s existing convenience stores and independently operated consignment locations at cost plus a fixed fee of 4.5 cents per gallon.

Based on historical volumes distributed to GPM, and after giving pro forma effect to the GPM Distribution Contracts, for the year ended December 31, 2014, we derived approximately $24.0 million in gross profit from sales to GPM. Our pro forma gross profit for the year ended December 31, 2014 was 4.5 cents per gallon as compared to the average rate of 19.0 cents per gallon for our predecessor for the same period (which includes both retail and wholesale margins). Our pro forma gross profit reflects the fixed fee of 4.5 cents per gallon that we would have earned pursuant to the GPM Distribution Contracts including the volume of fuel distributed to (i) GPM-controlled convenience stores, (ii) independent and lessee dealers and (iii) consignment locations, instead of the variable and higher margin received by our predecessor under consignment contracts. We earn a margin ranging from 0.4 to 0.75 cents per gallon and 3.0 to 4.5 cents per gallon for sub-wholesalers and bulk purchasers, respectively.

In addition, our predecessor generated approximately $464.8 million in revenue and $136.0 million in gross profit from merchandise revenue in its retail convenience store business for the year ended December 31, 2014, all of which will be retained by GPM. We do not currently operate retail convenience stores. Therefore, our revenues will not include merchandise revenue.

•

Acquisitions. Acquisitions significantly affect our reported results and can make period to period comparisons of results difficult. As a consequence, we track our revenue and volume growth between periods both from existing and acquired businesses.

•

Southeast Acquisition. On August 6, 2013, GPM consummated the acquisition of (i) 263 convenience stores, 258 of which sell motor fuel, (ii) 33 fuel supply contracts for independently operated convenience stores and gas stations, and (iii) a fuel transportation business to certain of the company-operated and independently operated sites (which fuel transportation business was sold at the closing date) (collectively the “Southeast Acquisition” or “Southeast Operations”), in North Carolina, South Carolina, Tennessee and Virginia. For 2014, the Southeast Acquisition contributed revenue and gross profit of $836.8 million and $120.8 million, respectively, and 181.4 million gallons of fuel sold. For 2013, the Southeast Acquisition contributed revenue and gross profit of $344.9 million and $43.3 million, respectively, and 76.4 million gallons of fuel sold. For additional information regarding the Southeast Acquisition, please read the consolidated financial statements of our predecessor elsewhere in this prospectus.

•

Virginia Acquisition. On August 1, 2013, GPM consummated the acquisition of five convenience stores selling merchandise and motor fuel in Virginia (the “Virginia Acquisition”). For 2014, this acquisition contributed revenue and gross profit of $20.9 million and $3.3 million, respectively, and 4.5 million gallons of fuel sold. For 2013, the Virginia Acquisition contributed revenue and gross profit of $9.3 million and $1.3 million, respectively, and 2.0 million gallons of fuel sold.

•

Store Operating Expenses. Store operating expenses for our predecessor included primarily operating expenses associated with its retail convenience store operations including store labor costs, store occupancy, credit card fees, store insurance costs and other operating costs. Following the closing of this offering, our predecessor will continue to operate the retail convenience stores and incur all related store operating expenses. Of these expenses, we expect to retain only routine maintenance and other facility costs associated with the six properties we own and lease to third parties of approximately $0.03 million as reflected in our pro forma financial statements contained elsewhere in this prospectus.

•

General and Administrative Expenses. Our predecessor’s general and administrative expenses included non-store level management and operational costs associated with retail and wholesale motor fuel operations, as well as merchandise operations. Following the closing of this offering, GPM will charge us directly for the management and operation of our wholesale distribution business. These charges are initially estimated to be approximately $3.0 million annually including a shared services allocation of existing predecessor management and accounting expenses of approximately $1.0 million; as well as, $2.0 million incremental external general and administrative expenses associated with recurring costs of operating a publicly traded partnership such as costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. These incremental costs associated with becoming a publicly traded partnership are not reflected in our predecessor historical or our pro forma financial statements.

•

Financing. There are differences in the way we will finance our operations going forward as compared to the way our predecessor financed its operations. Historically, our predecessor’s operations were financed as part of GPM’s integrated operations. Additionally, our predecessor largely relied on internally generated cash flows to satisfy its routine maintenance capital expenditure requirements. Following the closing of this offering, we expect that we will distribute to our unitholders most of the cash generated by our operations. As a result, we expect to fund future expansion capital expenditures primarily from external sources, including additional borrowings and/or issuances of equity or debt securities. In connection with the closing of this offering, we expect to enter into a             year, $             million revolving credit facility. We expect that the revolving credit facility will be available for general partnership purposes, including working capital and maintenance capital expenditures.

How We Evaluate and Assess Our Business

Our management uses a variety of financial measurements to analyze our performance. Key measures we use to evaluate and assess our business include the following:

•

Motor Fuel Gallons Sold. The primary driver of our business is the total volume of motor fuel sold. Approximately 98% of our long-term fuel distribution contracts with our customers, including GPM, typically provide that we will distribute motor fuel at a fixed, volume-based fee. As a result, our gross profit is directly tied to the volume of motor fuel that we distribute.

•

Gross Profit Per Gallon. Our predecessor’s gross profit per gallon reflects the gross profit on motor fuel divided by the number of gallons sold, which we typically express in terms of cents per gallon. Pursuant to the GPM Distribution Contracts, we will receive a fixed fee per gallon on all of the motor fuel we distribute to GPM, which GPM, in turn, distributes to its controlled convenience stores, independent and lessee dealers and consignment locations. The financial impact of this arrangement if revenues had been generated on our historical volumes sold is reflected in our unaudited pro forma financial statements included elsewhere in this prospectus. Pursuant to the GPM Distribution Contracts, GPM will arrange for motor fuel to be delivered from our suppliers to its independent and lessee dealers, with the costs being passed entirely along to GPM’s customers. We will arrange for motor fuel to be delivered from our suppliers to GPM for sale to its controlled sites and consignment locations. Sub-wholesalers and bulk purchasers will arrange for their own transportation. As a result, our cost to purchase fuel and any transportation costs that we incur are generally passed through to our customers, and therefore, do not have a substantial impact on our gross profit cents per gallon.

•

Fuel Gallon Growth. We have a growth-oriented outlook and will seek opportunities to obtain rights to distribute and supply additional fuel gallons. We generate a fixed profit on a substantial majority of the gallons of fuel sold and for this reason increasing the volume of fuel gallons we distribute is critical to our growth. Our fuel gallon growth is expected to be the result of strategic acquisitions of additional fuel supply agreements associated with GPM’s convenience store acquisitions, for which we have a right of first offer to purchase fuel distribution rights. Accordingly, our fuel gallon growth will not be derived from significant investment in GPM’s existing convenience stores.

•

Distributable Cash Flow and Adjusted EBITDA. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as Adjusted EBITDA less cash paid for interest expense and maintenance capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances, other than deferred revenues. Distributable cash flow is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and research analysts, to assess the ability of our assets to generate cash sufficient to support our indebtedness and make future cash distributions to our unitholders, and the attractiveness of capital projects and acquisitions and the overall rates of return on our investment opportunities.

Adjusted EBITDA and distributable cash flow are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary—Non-GAAP Financial Measure.”

Market and Industry Trends and Outlook

We expect that certain trends and economic or industry-wide factors will continue to affect our business, both in the short-term and long-term. We have based our expectations described below on assumptions made by us and on the basis of information currently available to us. To the extent our underlying assumptions about or interpretation of available information prove to be incorrect, our actual results may vary materially from our expected results. Please read “Risk Factors” for additional information about the risks associated with purchasing our common units.

Industry Consolidation

According to the 2015 NACS Retail Fuels Report, as of December 31, 2014, there were 127,588 convenience stores with retail fuel sales in the U.S. Over 70% of these sites were owned by entities with less than 50 total sites. As independent dealers continue to experience pressure from increased competition from non-traditional fuel suppliers, such as Wal-Mart Stores, Inc., Costco Wholesale Corporation and grocery store chains, we intend to capitalize on the relationship between our wholesale business and GPM’s complementary retail business by jointly pursuing mixed asset acquisition opportunities with GPM which may not be attractive to a pure wholesaler or pure retailer. Under the omnibus agreement, we expect to have the opportunity to participate with GPM in acquiring convenience store operations and related wholesale distribution businesses through (i) directly purchasing any dealer distribution contracts or other wholesale distribution contracts and assets owned by the acquisition target, and (ii) purchasing the right to sell additional fuel volumes to GPM for convenience stores that GPM acquires or for any acquired consignment locations. We believe these opportunities will provide for growth in our fuel volumes and potentially rental income.

Same Store Sales

In comparing our same store sales results we have experienced, and may in the future experience, a decrease in volume sold as a result of (i) GPM’s decision to close underperforming stores, (ii) the impact of increasing vehicle fuel efficiency requirements, (iii) increasing fuel prices causing lower consumer demand and (iv) competition. On an aggregate basis we expect to increase fuel volume by acquiring the right to supply additional convenience stores rather than investing significantly in existing locations.

Seasonality

Our business exhibits some seasonality due to our customers’ increasing demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. Inclement weather, especially in the Northeast region of the United States during the winter months, can negatively impact the volume of motor fuel that we distribute. As a result, our results from operations may vary from period to period.

Future Fuel Price Expectations and Trends

Although commodity prices have risen during the first quarter of 2015, motor fuel is still inexpensive relative to recent periods and consumers of motor fuel are benefiting from lower energy prices. When prices for motor fuels rise, some of our customers may have insufficient credit to purchase supply from us at their historical purchase volumes, and their customers, in turn, may reduce consumption, thereby reducing demand for product. When prices are increasing, we may be unable to fully pass on our additional costs to our customers, resulting in lower margins for us which could adversely affect our results of operations.

Recent Developments

•

Carolinas Acquisition. On February 3, 2015, GPM purchased eight convenience stores located in North Carolina and South Carolina from an unrelated third party (the “Carolinas Acquisition”). The purchase price was $8.0 million for the eight sites, plus $0.6 million for the cost of inventory on the closing date and other closing costs. $8.0 million of the purchase price was financed by a supplemental term loan from PNC Bank, National Association (the “PNC Term Loan”) and the cost of inventory was financed through GPM’s line of credit. The acquired convenience stores sold approximately 8.0 million gallons of fuel in 2014. For additional discussion, see Note 20 to our predecessor’s consolidated financial statements.

•

Road Ranger Acquisition. On March 20, 2015, GPM purchased 42 gas stations and convenience stores and one stand-alone quick service restaurant from an unaffiliated third party in Illinois, Iowa and Kentucky in the Midwestern United States (the “Road Ranger Acquisition”). The purchase price for the acquisition, including all adjustments, was approximately $37.3 million, plus inventory on the closing date. Loans to GPM Midwest, LLC from affiliates of GPM’s owners were used to finance $30.0 million and cost of inventory was financed by GPM’s line of credit. The acquired convenience stores sold approximately 72.8 million fuel gallons during 2014. For additional discussion, see Note 20 to our predecessor’s consolidated financial statements.

•

Potential Midwest Acquisition. On February 11, 2015, GPM entered into an agreement pursuant to which it will acquire 100% of the capital stock of a corporation that operates 163 convenience stores, of which 128 sell motor fuel, located in Indiana, Ohio, Michigan and Illinois. The estimated purchase price of the Midwest Acquisition is approximately $59.5 million, which is expected to be financed, in part, through a combination of loans from affiliates of GPM and loans from the seller. GPM expects to close the Midwest Acquisition during the second quarter of 2015. The convenience stores to be acquired in the Midwest Acquisition sold approximately 114.2 million fuel gallons during 2014. For additional discussion, see Note 20 to our predecessor’s consolidated financial statements. We do not currently have an agreement with GPM to distribute the motor fuel associated with the Midwest Acquisition though we may have the opportunity to purchase such distribution rights in the future.

Historical Results of Operations of Our Predecessor

Overview

Our predecessor has two reporting segments: retail and wholesale. The retail segment consists of fuel and merchandise revenue to retail consumers. The wholesale segment sells fuel to third-party dealers who represent the predecessor’s final customer and, in other arrangements, delivers fuel to third-party dealers on a consignment basis.

Fuel and Other Results

The following table presents revenue and gross profit results for our predecessor’s fuel business, which generates sales to both retail and wholesale customers.

	Predecessor
	Year ended December 31,
	2014		2013		2012
	(in thousands, except per gallon amounts)
Revenues:
Fuel revenue—retail	$1,246,467		$969,964		$787,167
Fuel revenue—wholesale	207,277		209,378		211,345

Total fuel revenue	1,453,744		1,179,342		998,512
Other revenue—retail	17,376		11,639		6,786
Other revenue—wholesale	3,387		3,231		3,135
Other revenue—other	2,690		658		588

Total other revenue	23,453		15,528		10,509

Total revenue	1,477,197		1,194,870		1,009,021

Gross profit:
Fuel gross profit—retail	80,683		52,775		43,715
Fuel gross profit—wholesale	4,948		4,703		4,985
Fuel gross profit—other (1)	1,010		1,063		1,067

Total fuel gross profit	86,641		58,541		49,767
Other revenue	23,453		15,528		10,509

	$110,094		$74,069		$60,276
Operating data:
Fuel gallons sold—retail	380,854		284,997		220,771
Fuel gallons sold—wholesale	68,654		66,121		63,908

Total fuel gallons sold	449,508		351,118		284,679

Avg. selling price per gallon—retail	$3.27		$3.40		$3.57
Avg. selling price per gallon—wholesale	3.02		3.17		3.31
Average selling price per gallon	3.23		3.36		3.51

Fuel gross profit, cents per gallon—retail	21.2	¢	18.5	¢	19.8	¢
Fuel gross profit, cents per gallon—wholesale	7.2		7.1		7.8
Fuel gross profit, cents per gallon (2)	19.0		16.4		17.1

(1)	Fuel gross profit—other represents amortization of funds GPM received from fuel vendors for assistance with rebranding costs and other incentives which are received in cash and branding materials and recognized over the useful lives of such branding agreements.
(2)	Fuel gross profit cents per gallon excludes the impact of fuel gross profit—other which does not represent normal operating revenue.

Fuel Revenue. During 2014, fuel revenue increased $274.4 million, or 23.3%, to $1,453.7 million from $1,179.3 million for 2013. The increase was primarily due to incremental fuel revenue contributed from the Southeast Acquisition of $338.3 million from 105.0 million incremental gallons sold. The increase was offset by a $56.1 million decrease primarily attributable to a 13 cents per gallon decrease in the average selling price of fuel caused by declining oil prices. Excluding the Southeast Acquisition, same store retail gallons sold at legacy GPM locations decreased by 5.8 million gallons, or 2.8%, primarily due to inclement weather in the Northeastern United States during the first quarter of 2014. Same store gallons were also impacted by increased competition.

Wholesale fuel revenue decreased modestly in 2014, down $2.1 million, or 1.0%, primarily due to declining oil prices which led to a lower average selling price per gallon in 2014.

During 2013, fuel revenue increased $180.8 million, or 18.1%, to $1,179.3 million from $998.5 million for 2012. The Southeast Acquisition contributed total incremental retail fuel revenue of $246.8 million and an additional 76.4 million of new gallons sold compared to the prior year. Excluding the Southeast Acquisition, fuel revenue at legacy GPM locations decreased $65.9 million primarily due to a 15 cents per gallon decrease in the average selling price per gallon and a 8.2 million, or 3.8%, decrease in retail same store gallons sold. Fuel revenue at the legacy GPM locations declined for two reasons: (1) lower crude oil prices in 2013 as compared to 2012 which resulted in lower retail prices and (2) lower sales volume due to a historically cold and inclement winter, particularly during the first six months of the year, as compared to the same period in 2012.

Wholesale fuel revenue was relatively flat in 2013, down $2.0 million, or 0.9%, primarily due to a decrease in wholesale gallons sold of 2.9 million gallons, or 5.1%.

Other Revenue. Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services, phone cards and rental income.

During 2014, other revenue increased by $7.9 million, or 51.0% primarily due to incremental revenue of $7.5 million from a full year of Southeast Operations. Similarly, during 2013, other revenue increased by $5.0 million, or 47.8%, primarily due to the Southeast Acquisition which contributed other revenue of $4.8 million.

Other revenue—retail increased in 2013 and 2014, primarily due to the Southeast Acquisition. Other revenue—wholesale was generally flat across all periods.

Fuel Gross Profit. During 2014, fuel gross profit increased by $28.1 million, or 48.0%, primarily due to incremental fuel gross profit from the Southeast Operations of $24.0 million and falling oil prices. As oil prices fall, GPM’s fuel margins tend to increase because fuel costs decrease faster than prices paid by retail customers. During 2014, the cost of fuel increased during the first quarter, stabilized during the second quarter, then declined over 40% during the second half of 2014. Accordingly, GPM experienced record high retail fuel gross profit during the second half of 2014. This decrease in fuel costs resulted in improved fuel gross profit of 2.7 cents and 0.1 cents per gallon for the retail and wholesale segments, respectively.

During 2013, fuel gross profit increased by $8.8 million, or 17.6%, primarily driven by $11.6 million of fuel gross profit attributable to the Southeast Acquisition. Fuel gross profit at the legacy GPM locations decreased by $2.9 million primarily due to a 8.2 million, or 3.8%, decrease in same store retail gallons sold. Similarly, wholesale same store gallons sold decreased by 2.9 million, or 5.1%. The decrease in both retail and wholesale same store sales volume is attributable to a historically cold and inclement winter as compared to the same period in 2012. During 2013, fuel commodity prices increased significantly during the first quarter and were volatile for the following three quarters, which negatively impacted GPM’s fuel gross profit per gallon. Retail and wholesale fuel gross profit per gallon decreased by 1.3 cents and 0.7 cents per gallon, respectively, compared to 2012.

Fuel Gross Profit—other. Represents amortization of funds GPM received from fuel vendors for assistance with rebranding costs and other incentives which are received in advance and recognized over the useful lives of such branding agreements. The payments are amortized and recognized as a reduction to fuel cost of revenues using the specific amortization periods based on the term of each agreement either using the straight-line method or based on fuel volume purchased. For 2014, fuel gross profit—other remained consistent with 2013 and 2012.

Merchandise Results

The following table presents revenue and gross profit results of merchandise revenues and gross profit from our retail convenience stores, for the periods indicated:

	Predecessor
	Year ended December 31,
	2014	2013	2012
	(in thousands)
Revenues:
Merchandise revenue	$464,812	$317,352	$226,511
Gross profit:
Merchandise gross profit	136,017	88,113	61,315

Merchandise Revenues. During 2014, merchandise revenues increased $147.5 million, or 46.5%, primarily due to incremental merchandise revenue of $146.0 million from a full year of operations from the Southeast Operations, which were acquired in August 2013. For legacy GPM locations, same store merchandise revenues improved marginally by 0.2%, primarily as the result of successful marketing programs that offset the negative impact of a number of snow and ice events and extremely cold weather experienced in Connecticut and the Mid-Atlantic states during the first quarter of 2014.

During 2013, merchandise revenues increased $90.8 million, or 40.1%, primarily due to the Southeast Acquisition. The Southeast Acquisition resulted in additional merchandise revenues of $93.3 million for the period from the August 6, 2013 acquisition date through December 31, 2013. Same store sales at the legacy GPM locations were down marginally, approximately 1.3%, attributable primarily to the expansion of several large competitors in the Eastern region of the United States and a historically cold and inclement winter in the first half of 2013 compared to the first half of 2012.

Gross Profit. Merchandise gross profit for 2014 was $136.0 million compared to $88.1 million for 2013, an increase of $47.9 million, or 54.4%. For 2014, merchandise gross profit increased primarily due to incremental gross profit of $46.0 million from the Southeast Acquisition. Similarly, the Virginia Acquisition consummated on August 1, 2013 contributed incremental merchandise gross profit of $1.2 million. Although same store merchandise revenue at the legacy GPM locations decreased slightly, gross profit at the legacy GPM locations, excluding the $1.2 million effect of the Virginia Acquisition, increased by $0.8 million due to a number of factors including successful grocery promotional activities and improved gross profit from seven recently remodeled deli locations.

During 2013, merchandise gross profit increased by $26.8 million, or 43.7%, due primarily to incremental gross profit of $26.8 million from the Southeast Acquisition, incremental gross profit of $0.7 million from the Virginia Acquisition offset by a $0.7 million decrease in merchandise gross profit from the legacy GPM locations. The $0.7 million decrease in merchandise gross profit from the legacy GPM locations is attributable to the marginal decrease in same store sales of approximately 1%.

Operating Expenses

The following table presents operating expenses for the periods present:

	Predecessor
	Year ended December 31,
	2014	2013	2012
	(in thousands)
Operating expenses:
Store operating expenses	$188,650	$129,857	$91,007
General and administrative	26,005	16,999	13,379
Depreciation and amortization	15,774	9,900	6,246
Other expenses	1,158	1,634	1,041

Total operating expenses	$231,587	$158,390	$111,673

Operating Expenses

During 2014, total operating expenses increased by $73.2 million, or 46.2%. The increase was primarily attributable to the Southeast Acquisition being included for the full year which contributed $67.1 million of incremental store operating expenses and $6.0 million incremental depreciation and amortization. Other income and expenses for 2014 included a nonrecurring $1.5 million favorable adjustment related to the termination of contingent consideration associated with the Southeast Acquisition.

For 2014, general and administrative expenses increased $9.0 million, or 52.9%, to $26.0 million from $17.0 million for 2013. The increase was primarily due to incremental management, accounting and corporate facility costs necessary to support the newly acquired Southeast Operations and incremental incentive compensation as a result of GPM exceeding the performance thresholds stated in its bonus plan.

During 2013, total operating expenses increased $46.7 million, or 41.8%, primarily due to the Southeast Acquisition. The Southeast Acquisition contributed $40.1 million of incremental store operating expenses and $4.0 million incremental depreciation and amortization and $3.7 million incremental general and administrative expenses.

Interest Expense

The following table presents interest expense for the periods present:

	Predecessor
	Year ended December 31,
	2014	2013	2012
	(in thousands)
Interest expense	$3,861	$2,686	$2,004

Interest expense for 2014 increased $1.2 million or 43.7%, to $3.9 million compared to $2.7 million during 2013. The increase in interest expense was based on higher debt outstanding throughout 2014, which was incurred to finance the Southeast Acquisition.

For 2013, interest expense increased $0.7 million, or 34.0%, compared to 2012, which was attributed to debt incurred during the year associated with Southeast Acquisition.

Liquidity and Capital Resources

Cash Flows of Our Predecessor

Net cash provided by (used in) operating activities, investing activities and financing activities for the years 2014, 2013 and 2012 were as follows:

	Predecessor
	2014	2013	2012
	(in thousands)
Net cash provided by (used in):
Operating activities	$26,067	$6,231	$13,647
Investing activities	$(8,947)	$(48,834)	$(4,010)
Financing activities	$(26,390)	$49,760	$(6,660)

Operating Activities

Cash flows provided by operations are our main source of liquidity. We have historically relied primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings on our credit facility and other debt or equity transactions to finance our operations and to fund our capital expenditures. Cash flow provided by operating activities is primarily impacted by our net income and changes in working capital. Our accounts receivable, accounts payable and fuel inventory balances increase as the cost of fuel increases, and decline as the cost of fuel declines.

During 2014, cash flows from operating activities increased by $19.9 million, to $26.1 million in 2014 from $6.2 million in 2013. The 2014 increase was primarily the result of successful operational improvements implemented for the Southeast Operations and improved fuel gross profit related to declining fuel costs.

During 2013, cash flows from operating activities decreased by $7.4 million, to $6.2 million in 2013 from $13.6 million in 2012. The 2013 decrease was primarily due to net losses of $4.9 million for the newly acquired Southeast Operations and related transaction costs of $1.4 million.

Investing Activities

Cash flows used in investing activities reflect capital expenditures for acquisitions and replacing and maintaining existing facilities and equipment used in the business. During 2014, cash used for investing activities of $8.9 million primarily consisted of $7.9 million purchases of property and equipment and $2.3 million of prepayment on future acquisitions, offset by a decrease in restricted cash of $1.1 million.

For 2013, net cash used for investing activities was $48.8 million primarily due to $41.1 million used for the acquisition of two convenience store businesses that represented the addition of approximately 268 new sites.

For 2012, net cash used for investing activities was $4.0 million, primarily due to $5.3 million of purchases of property and equipment.

Financing Activities

Cash flows from financing activities primarily consist of increases and decreases in GPM’s line of credit and notes payable. In 2014, GPM paid approximately $18.4 million on the outstanding line of credit balance and paid another $6.8 million on outstanding debt.

In 2013, GPM had proceeds of $21.9 million from the line of credit, $22.5 million from other debt and a $12.5 million capital contribution, all associated with the Southeast Acquisition. These proceeds were partially offset by repayment of debt that totaled $5.9 million in 2013.

In 2012, net cash provided by financing activities was $6.7 million primarily due to $3.9 million repayment of debt and $0.9 million principal payments on capital leases.

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions, and to service our debt. Our predecessor largely relied on internally generated cash flows, borrowings and equity contributions to satisfy its capital expenditure requirements. Following the closing of this offering, we expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our new revolving credit facility, and the issuance of additional equity and/or debt securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Risk Factors” may also significantly impact our liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $         per common unit and subordinated unit per quarter, which equates to $         million per

quarter, or $         million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Capital Expenditures

Capital expenditures, including acquisitions, were $10.2 million, $45.7 million and $5.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. In the future, our capital spending program will be primarily focused on expanding our wholesale distribution network through acquisitions and maintaining our owned properties and equipment. Capital expenditure plans are generally evaluated based on return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for new sites, technology and revenue-generating capital. In addition to annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.

We estimate that we would have incurred a total of $0.1 million in capital expenditures for 2014 related to the business that will be contributed to us in connection with this offering. This amount would have been primarily for maintenance capital, including payments to maintain our real estate leased to third parties in leasable condition.

Contractual Obligations

GPM has contractual obligations that are required to be settled in cash. Our predecessor’s contractual obligations as of December 31, 2014 were as follows:

	Obligations due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$38,076	$7,656	$8,270	$22,150	$—
Line of credit	15,083	15,083	—	—	—
Capital lease obligations	5,271	1,523	2,240	1,452	56
Interest payments	1,274	461	650	163	—
Operating lease obligations	370,378	40,784	71,188	65,137	193,269

	$430,082	$65,507	$82,348	$88,902	$193,325
Purchase commitments (in gallons) (1)	1,831,146	307,360	599,267	507,341	417,178

(1)	The Company’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distribution.

Our Anticipated New Revolving Credit Facility

In connection with the closing of this offering, we expect to enter into a     year, $         million revolving credit facility.

We expect that our new revolving credit facility will be available for general partnership purposes, including working capital, capital expenditures and acquisitions. We expect our revolving credit facility will be undrawn at the closing of this offering. We expect the undrawn portion of the revolving credit facility will be available for, among other purposes, letters of credit.

We expect that the credit agreement will prohibit us from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. We expect the credit agreement will require us to maintain certain financial covenants and ratios.

The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

PNC Term Loan

At the closing of this offering, GPM will contribute, and we will assume, $         million of the PNC Term Loan. In connection with this transaction, the terms of the PNC Term Loan will be refinanced and GPM will remain a guarantor. For additional information regarding the PNC Term Loan, please read Note 10 to our predecessor’s consolidated financial statements.

Affiliate Loans

In March 2015, GPM Midwest, LLC, a wholly owned subsidiary of GPM, financed a portion of the consideration for the Road Ranger Acquisition with loans totaling $22.5 million from ARKO and $7.5 million from GPM Holdings, of which $18.8 million and $6.3 million was assigned to GPM and which we will assume in connection with the closing of this offering, respectively. These loans mature in September 2016.

The loans bear interest at an annual rate of 13.5%. Interest is payable monthly and all principal will be due at the end of the term. ARKO and GPM Holdings are entitled to a commitment fee in connection with the loans of 1%, which is payable in equal parts during the first 12 months after the date of such loans. In the event of any prepayment of the loans in full, the balance of any such unpaid monthly installments is due at that time. In addition there is an exit fee of 1% of the original principal amount of the loans which will be payable on the date that the loans are repaid.

The borrowers are entitled to make early repayment of the balance of the loans, in whole but not in part, only in the event of either (i) a refinance of the loans or (ii) the formation by the predecessor or one of its subsidiaries of a master limited partnership. Notwithstanding the foregoing, if the loans are prepaid prior to September 17, 2015, additional interest payments are due so that the total interest paid is equal to the interest that would have accrued on the original principal amount of the loans through September 17, 2015.

The loans to be assigned to us are guaranteed by GPM Midwest, LLC and GPM MW GP, Inc. Additionally, GPM MW GP, Inc., GPM Midwest, LLC and our predecessor have entered into certain pledge and security agreements granting collateral to secure the secured promissory notes, which collateral includes substantially all of the assets of GPM Midwest, LLC and certain assets of our predecessor.

The loans also include certain customary events of default, the existence of which could cause the loans outstanding to be immediately due and payable.

Following the closing of this offering, we expect to fully repay the amounts outstanding under the loans we will assume with the proceeds of this offering.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions or other financial or investment purposes.

Impact of Inflation

The impact of inflation has minimal impact on our results of operations, as we generally are able to pass along energy cost increases in the form of increased sales prices to our customers. Inflation in energy prices impacts our sales and cost of fuel products and working capital requirements. Increased fuel prices may also require us to post additional letters of credit or other collateral if our fuel purchases exceed unsecured credit limits extended to us by our suppliers. Although we believe we have historically been able to pass on increased costs through price increases and maintain adequate liquidity to support any increased collateral requirements, there can be no assurance that we will be able to do so in the future.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We distribute approximately 98% of our motor fuel to GPM and take title to the motor fuel only for the short period of time (typically less than a day) between pick-up and delivery. In addition, a substantial majority of our gross profit is generated by fixed fees that we charge for each gallon sold, and any transportation costs that we incur are passed through to our customers.

We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of our supply contracts with our suppliers, which are based on the market price of motor fuel.

Interest Rate Risk

We may be subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. In connection with the closing of this offering, we expect to enter into a     year, $         million revolving credit facility, which bears interest at variable rates. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the financial statements of our predecessor, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We and our predecessor base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the financial statements.

Upon the closing of this offering, the historical financial statements of our predecessor will become the historical financial statements of GPM Petroleum LP. Consequently, the critical accounting policies and estimates of our predecessor will become our critical accounting policies and estimates. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements.

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Company. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined using the average cost, net of vendor rebates, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The Company periodically reviews inventory for obsolescence and records a charge to cost of sales for any amounts required to reduce the carrying value of inventories to net realizable value.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets, including: 15—30 years for buildings and leasehold improvements; 5—30 years for fuel equipment; 5—15 years for convenience store equipment and 5—15 years for signs, computers and other equipment. Amortization of leasehold improvements is based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured, or the estimated useful lives.

Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets, including: 5—10 years for fuel supply contracts and non-compete contracts; 8—14 years for customer relationships and 5 years for trade names.

Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company has elected the first day of the fourth quarter to perform the required annual impairment analyses for goodwill. The Company completed the annual impairment analyses for the years ended December 31, 2014 and 2013, noting no impairment.

Recent Accounting Pronouncements

Revenue Recognition. In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. The new standard is effective for public entities for fiscal years beginning after December 15, 2016 and for interim periods therein. Early adoption is not permitted for public entities. Management is currently evaluating the impact of adopting this guidance.

Pushdown Accounting. In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries upon the occurrence of an event in which an acquirer obtains control of the acquired entity. The amendments provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs, or in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this ASU were effective on November 18, 2014. After the effective date, Management can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control events. Management has elected not to apply pushdown accounting at this time, but may elect to apply pushdown accounting in future periods.

Consolidation. In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendment simplifies the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The Partnership does not expect the ASU to impact how it currently consolidates its legal entities. The amendments in this ASU will be effective for periods beginning after December 15, 2015, for public companies. Management is currently evaluating the impact of adopting this guidance.

INDUSTRY

Unless stated otherwise, the following information is derived from the most current information available from the U.S. Energy Information Administration (“EIA”), the statistical and analytical agency within the United States Department of Energy.

The Motor Fuel Industry

The United States consumes over 19 million barrels of refined petroleum products each day, and roughly 68% is for gasoline and diesel used primarily for ground transportation. The primary use for motor fuels is in automobiles and light trucks. Motor fuels are also used to fuel boats, recreational vehicles, and various farm and other equipment.

In 2013 and 2014, United States refineries produced approximately 99% of the gasoline and diesel fuel supplied domestically. After crude oil is refined into motor fuels and other petroleum products, the products must be distributed to facilities that service consumers. The majority of motor fuels is transported first by pipeline to storage terminals near consuming areas and then loaded into trucks for delivery to individual gas stations.

Gasoline Demand Overview

In 2014, gasoline represented the largest share of refined petroleum products consumed in the United States at 51% of all refined petroleum. Motor fuel demand is driven primarily by general economic expansion as well as by geographic and demographic factors. As illustrated in the following chart, since 1985 consumption of gasoline has increased in the United States from 2.5 billion barrels per year to 3.3 billion barrels per year in 2014, which represents average annual growth of 1%.

Gasoline consumption in the United States has proven to be stable, with growth in 55 of the 69 years in the period from 1945 to 2014. In general, down years in gasoline consumption have largely been driven by historical external shocks or other unusual economic factors in the broader economy. With the exception of the oil supply crisis of the late 1970s, consumption declines were less than 3% in any given year.

Diesel Demand Overview

Diesel is principally consumed in the United States by large trucks. Diesel is also used by electricity generators, railroad locomotives, farming equipment, military vehicles and engines, and some cars. The United States consumed 0.9 billion barrels of on-highway diesel in 2013. On-

highway diesel has grown from 55% in 2001 to 64% in 2013 of total diesel consumption. Since 1985, consumption of on-highway diesel fuel has experienced an average annual growth of 2.9%. Because it is primarily used for commercial and industrial transportation, on-highway diesel consumption is more cyclical and fluctuates more than gasoline. From 1985 to 2013, there were nine years where on-highway diesel experienced greater than 5% annual growth rates and there were two years where on-highway diesel experienced greater than 5% declines.

Motor Fuel Demand Projections

The EIA projects transportation energy consumption in the U.S. will remain almost flat through 2040. The EIA estimates moderate increases by all modes of transportation except light-duty vehicles. Light-duty vehicle energy use is expected to decline sharply, reflecting slow growth in vehicle miles traveled and accelerated improvement in fuel efficiency. In the EIA’s 2014 baseline projections, consumption of gasoline is projected to shrink by approximately 1% through 2040 while consumption of on-highway diesel fuel is projected to increase at an average annual rate of approximately 1% through 2040. The flat growth trend in transportation energy consumption reflects a significant decline in energy consumption by light-duty vehicles that more than offsets growth in energy consumption for other modes.

Motor Fuels

In general, motor fuels are homogenous commoditized products. Gasoline is typically sold by octane grades: regular, midgrade and premium. In 2013, 87.0% of gasoline sales were regular grade, 3.2% medium grade and 9.8% premium grade. In contrast to gasoline, on-highway diesel is not generally available in different grades. One way in which wholesale and retail marketers engage in product differentiation is to increase sales volume by purchasing specialized motor fuel blends from established global/national brand refiners such as ExxonMobil, BP, Valero, and Marathon. These large refiners have substantial influence over the wholesale distribution system and have extensive networks for getting their fuels to retail markets.

Regional and Seasonal Demand Patterns

Different regions exhibit different motor fuel consumption patterns. Population, demographics, and regional economic activity are important determinants affecting demand, but availability of alternative fuels, petroleum transportation costs, geography and other factors are also important. The U.S. government categorizes motor fuel consumption into five Petroleum Administration for Defense Districts (PADD), with the East Coast (PADD I) consuming the largest volume of gasoline and the second largest amount of on-highway diesel of the five PADDs. In 2014, 35% of United States gasoline was supplied to the East Coast. In 2013, 29% of United States on-highway diesel was supplied to the East Coast. The Midwest (PADD II) consumes the second largest volume of gasoline and is the largest consumer of on-highway diesel of the five PADDs. In 2014, 28% of United States gasoline was supplied to the Midwest. In 2013, 32% of United States on-highway diesel was supplied to the Midwest.

Gasoline volumes are also considered to be seasonal because gasoline demand rises moderately in the warmer months and falls moderately in the cooler months, exhibiting a shallow swing between the low demand season and the high demand season. Since 2000, January and February have been the low end of the demand season as gasoline consumption averages approximately 3% to 10% below the monthly average whereas July and August have been the high end of the demand season as gasoline consumption averages approximately 5% to 6% above the monthly average. On-highway diesel does not typically exhibit the same seasonal variation in consumption.

Wholesale Motor Fuel Marketing

The wholesale motor fuel marketing industry consists of sales of branded and unbranded gasoline and on-highway diesel to retail gas station operators and other wholesale distributors. In general, motor fuels sold to wholesalers are heavily influenced by final retail prices, which are influenced by crude oil prices and refining and transportation costs and other factors. However, final retail prices paid by consumers are ultimately set by the retailers, subject to certain regulations and taxes, which vary from state to state. While factors such as geopolitical events, and inclement weather and other events can disrupt the supply and price of crude oil and the supply and distribution of refined petroleum products, the impact on retail motor fuel prices may not necessarily be immediate and can take several days or weeks to be reflected in retail prices.

Wholesale distributors purchase branded and unbranded motor fuels from integrated oil companies and independent refiners and take delivery of the purchased motor fuel at a distribution terminal. The price at which a wholesale distributor generally purchases motor fuel from an integrated oil company or refiner at the terminal is referred to as the “rack” price, which includes the seller’s profit on the motor fuel.

Wholesale distributors sell motor fuels to their customers at either “dealer tank wagon” prices, also referred to as “DTW,” or “rack plus” prices. DTW prices represent the cost of the motor fuels to the customer and include the profit to the wholesale distributor and, among other costs, transportation costs. Under DTW pricing, the wholesale distributor may provide additional services and benefits to the customer, such as the use of branded trademarks and advertising. “Rack plus” pricing is the rack price plus a margin that represents the profit to the wholesale distributor. Transportation, insurance and other services to the wholesale distributor’s customers may be charged separately. Rack prices are influenced primarily by spot and/or futures crude oil prices. At a minimum, rack prices typically exceed refinery gate prices (prices set by the refiner as it leaves the refinery) by the transportation cost to move the gasoline from the refinery to the terminal, usually by pipeline or by barge.

Wholesale Motor Fuel Customers

In wholesale motor fuel marketing, there are primarily five classes of customers:

•

Company-operated convenience stores—The wholesale distributor owns or leases the gas station and conducts the retail operations of the gas station, including the retail distribution of motor fuels. The franchise is owned by the distributor, and workers are employed by the distributor as well. The wholesale distributor, as the operator of the gas station, sets the retail price of the motor fuels. Since the wholesale distributor pays the rack price for the motor fuels, the retail price at this gas station is usually more competitive than other gas stations that require the operators of those gas stations to pay a higher wholesale price as a result of the mark-up charged by the wholesale distributor.

•

Lessee dealers—The wholesale distributor owns or leases the gas station and, in turn, leases or subleases the gas station to the lessee dealer, who is typically a small business owner, and wholesale distributes motor fuels to the lessee dealer. Motor fuels are sold to the lessee dealer at a rack plus or DTW price determined by the wholesale distributor. Typically, the lessee dealer purchases gasoline in full truckloads of 8,500 gallons and manages its own inventory. The lessee dealer sets the retail price of the motor fuels at the gas station.

•

Consignment locations—The wholesale distributor owns, leases or, in some cases enters into distribution contracts with respect to, the gas station and contracts with a consignment location that undertakes the retail distribution of motor fuels on a commission basis at the gas station. The consignment location retains all of the gas station’s remaining revenues and expenses and may pay rent to the wholesale distributor for leasing the gas station. The wholesale distributor sets the retail price of the motor fuels at the gas station.

•

Independent dealers—The gas station is owned by an independent dealer or leased by an independent dealer from a person other than the wholesale distributor. The independent dealer selects the brand of motor fuels that are sold at the location and negotiates a long-term contract, typically 10 years, with an integrated oil company, refiner or wholesale distributor to purchase motor fuels. These negotiations often enable the independent dealers to obtain motor fuels at favorable prices at the time the long-term contract is entered into. As is the case with lessee dealers, independent dealers also typically purchase gasoline in full truckloads of 8,500 gallons and manage their own inventory. The independent dealer sets the retail price of the motor fuels at the gas station.

•

Sub-wholesalers—Typically, major integrated oil companies and refiners will only sell to wholesale distributors that will meet minimum volume thresholds. Accordingly, smaller wholesale distributors are forced to purchase motor fuels from larger wholesale distributors. In addition, wholesale distributors may sell to sub-wholesalers that, either as a result of concerns about adequate access to supply and/or pricing considerations, elect to purchase motor fuels from the wholesale distributor, on a wholesale basis, instead of purchasing directly from major integrated oil companies and refiners. Motor fuels are sold to sub-wholesalers at rack plus.

Retail fuel outlets are the primary customers for wholesale motor fuel marketers. According to the 2015 NACS Retail Fuels Report, there were 152,794 total retail fueling outlets in the U.S. as of December 31, 2014. These outlets include convenience stores, grocery stores, truck stops, traditional gas stations and low-volume locations like marinas. Of these 152,794 sites, 127,588 are convenience stores with retail fuel sales or approximately 83.5% of the gasoline retail purchases. In the past decade, convenience stores with fuel sales have grown from 110,895 to 127,588 sites. In 2012, fuel revenue in convenience stores totaled $501.0 billion in sales. Retail fuel outlets were once dominated by the major integrated oil companies. In recent years the major integrated oil companies have reduced their United States site holdings almost completely. The remaining convenience store fuel outlets owned by integrated oil companies and independent refiners account for less than 0.4% and approximately 4% respectively. The major integrated oil companies reference intense competition in the retail motor fuels market as well as higher returns and margins in other areas of the oil and gas business for their shift in strategy.

The retail gasoline market has since become increasingly fragmented and many gas stations are owned and operated as small independent businesses. As shown below, per the 2015 NACS Report, of the 127,588 convenience stores with retail fuel sales, 58% of those sites are one-site operations. Dominant operators compete locally and regionally.

Convenience Store Operators with Retail Fuel Distribution Site Count

Source: NACS/Nielsen 2015 Convenience Store Count

The location of a gas station has a direct impact on the volume of fuel sold and therefore, the profitability of the gas station. Many of the premier gas station locations have been operating for decades. Given the high barriers to entry for new gas stations, including environmental barriers and high real estate property values, gas stations in premier locations have generally increased in value over time.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. As of April 15, 2015, GPM controlled over 500 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Upon the completion of this offering, GPM will purchase the substantial majority of its motor fuel from us. For the year ended December 31, 2014, on a pro forma basis, we distributed 461.7 million gallons of motor fuel to GPM-controlled convenience stores and 68.7 million gallons of motor fuel to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

Our primary business objective is to make a quarterly cash distribution to our unitholders and, over time, to increase our quarterly cash distributions. Our partnership agreement will provide for a minimum quarterly distribution of $             per unit per quarter (or $             per unit on an annualized basis), as further described in “Cash Distribution Policy and Restrictions on Distributions.”

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to two 10-year wholesale motor fuel distribution agreements, which we refer to as the GPM Distribution Contracts. As of April 15, 2015, GPM distributed volumes it purchased from us to:

•	over 500 convenience stores controlled by GPM;

•	over 35 sites operated by independent dealers;

•	over 20 sites owned or leased by GPM and operated by lessee dealers; and

•	over 40 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to approximately 10 sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the year ended December 31, 2014, we distributed 9.7 million gallons of motor fuel to sub-wholesalers and bulk purchasers. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

The total amount of motor fuel we sold grew from 295.6 million gallons during 2011 to over 449.5 million gallons during 2014, primarily as a result of a series of convenience store acquisitions by GPM. Since January 1, 2011, the number of GPM-controlled convenience stores has grown from 210 to 502, while the amount of motor fuel sold to such convenience stores has increased from 235.2 million gallons during 2011 to 380.9 million gallons during 2014.

During the year ended December 31, 2014, and after giving pro forma effect to the GPM Distribution Contracts, approximately 98% of our fuel gallons sold would have been pursuant to such contracts. Under the GPM Distribution Contracts, we will distribute the substantial majority of motor fuel purchased by GPM’s existing convenience stores, independent and lessee dealers and consignment locations for 10 years at cost plus a fixed fee of 4.5 cents per gallon, as described in more detail below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

We believe that we have limited exposure to fluctuating commodity prices because we charge GPM the cost of our fuel plus a markup. GPM, in turn, passes these costs along to its retail customers at its controlled convenience stores and consignment locations and to the dealers it supplies.

In addition to revenues earned in our wholesale motor fuel distribution business, we also receive rental income from convenience store properties that we own and lease to third parties. At the closing of this offering, we expect to receive rental income from six properties located in Delaware, New Jersey and Virginia. Although we may purchase and lease convenience store properties to GPM or third parties, we do not operate or have any intention to operate any convenience stores at this time, though we may elect to do so in the future.

For the year ended December 31, 2014, we had pro forma gross profit of approximately $24.0 million, pro forma Adjusted EBITDA of approximately $22.9 million and pro forma net income of approximately $19.2 million. Sales to GPM pursuant to the GPM Distribution Contracts accounted for approximately 98% of our pro forma gross profit for that period. Please read “Summary—Non-GAAP Financial Measure” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Our Relationship with GPM Investments, LLC

One of our primary strengths is our relationship with GPM. GPM controls 502 convenience stores and is the exclusive motor fuel supplier to an additional 112 dealer sites throughout 13 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States as of April 15, 2015. GPM entered the motor fuel retail and distribution business with its acquisition of 169 Fas Mart and Shore Stop sites in 2003. Arie Kotler, the founder, Chief Executive Officer and President of GPM and Chairman of the Board of Directors, Chief Executive Officer and President of our general partner, managed this initial acquisition and has also been responsible for GPM’s continued growth through the acquisitions detailed below. Since its formation in 2003, GPM has achieved significant growth through a series of eight acquisitions of convenience stores and dealer sites that have been successfully integrated into GPM’s existing business. GPM’s significant distribution volumes, together with its industry relationships, led to its negotiation of a 10-year supply agreement with Valero Marketing in 2012 for over two billion gallons of motor fuel, making GPM the third largest Valero distributor of motor fuels in the United States and the largest on the East Coast. Set forth below is a chart detailing recent acquisitions by GPM.

Acquisition	Date of Acquisition	Number of Convenience Stores Acquired	Gallons of Motor Fuel Sold in 2014
			(in millions)
Virginia Acquisition	August 1, 2013	5	4.5
Southeast Acquisition (1)	August 6, 2013	258	181.4
Carolinas Acquisition	February 3, 2015	8	8.0
Road Ranger Acquisition	March 20, 2015	42	72.8

(1)	Excludes five convenience stores that do not sell motor fuel.

Furthermore, GPM has entered into an agreement to purchase an additional 163 convenience stores from a third party, of which 128 sell motor fuel. We do not currently have an agreement to distribute the motor fuel associated with the convenience stores to be acquired in the Midwest Acquisition, though we may have the opportunity to purchase such distribution rights in the future.

Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. GPM will own our general partner, which controls us, and will also retain a significant economic interest in us through its direct and indirect ownership of (i)         % of our limited partner interests and (ii) all of our incentive distribution rights, which will entitle GPM to increasing percentages of the cash we distribute in excess of $         per unit per quarter.

Our Agreements with GPM

In connection with the completion of this offering, two long-term, fee-based commercial agreements with GPM will be contributed to us, and we will enter into an omnibus agreement with GPM. These agreements are summarized below:

•

a fuel distribution agreement, pursuant to which we will distribute the substantial majority of motor fuel purchased by GPM for sale to its existing convenience stores (other than convenience stores for which we are the distributor of motor fuel under the GPM RR Distribution Contract), independent and lessee dealers and consignment locations at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, in addition to future volumes added pursuant to the terms of our omnibus agreement, which we refer to as the GPM Distribution Contract;

•

a fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Road Ranger Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM RR Distribution Contract; and

•	the omnibus agreement, pursuant to which, among other things we will receive:

•	a 10-year right of first offer to purchase the right to distribute fuel to GPM for newly acquired convenience stores at a negotiated rate; and

•	a 10-year right to participate in acquisitions with GPM, to the extent we are able to reach an agreement on terms.

In addition, our omnibus agreement provides that we are obligated to distribute any volumes for stores that GPM acquires in the future, either at a negotiated rate pursuant to our right of first offer to purchase fuel distribution rights or the alternate fuel sales rate, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Our sales to sub-wholesalers and bulk purchasers will not be included in our commercial agreements with GPM and will be sold directly by us to such third parties. For the year ended December 31, 2014, the average margins on gallons sold to sub-wholesalers and bulk purchasers ranged from 0.4 to 0.75 cents per gallon and 3.0 to 4.5 cents per gallon, respectively.

For more information on our agreements with GPM and its subsidiaries, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.” For a discussion of risks that could adversely affect our expected long-term contractual cash flow stability, please read “Risk Factors—Risks Inherent in Our Business.”

Our Strengths and Strategies

Competitive Strengths

We believe we have the following competitive strengths:

•

Stable cash flows from long-term fee based wholesale motor fuel distribution contracts. We generate substantially all of our revenue from earning a fixed 4.5 cents per gallon fee on the wholesale distribution of motor fuel to GPM pursuant to two 10 year distribution contracts. We believe that our long-term contracts coupled with ongoing demand for motor fuel in the geographic areas in which we operate provide a stable source of cash flow.

•

Our management team has an established history of acquiring sites and successfully integrating the associated operations. Our management has steadily grown GPM’s business by acquiring convenience store and wholesale motor fuel sites. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in 2003, our senior management team has completed eight acquisitions encompassing 488 retail and wholesale sites. Our strong industry relationships and proven ability to successfully complete complex acquisitions has enabled GPM to acquire assets on what it believes to be attractive terms. Furthermore, GPM has successfully integrated its acquisitions into its existing business by reducing overhead costs and realizing economies of scale through increased purchasing power with refiners and other fuel suppliers.

•

Long-term relationships with major integrated oil companies and independent refiners. We have established long-term relationships and supply agreements with companies that are among the largest suppliers of branded motor fuel in North America. For the year ended December 31, 2014, approximately 95% of our fuel sales were branded. Currently, we believe that we are the third largest distributor of Valero-branded motor fuels in the U.S. and the largest on the East Coast. We also distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66 and Shell branded fuels. This diverse mix of major fuel suppliers helps to ensure sufficient fuel supply during market disruptions and to maintain competitive fuel costs.

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Substantial industry experience. Our management team has extensive experience in the wholesale petroleum and convenience store industry. Chairman, Chief Executive Officer and President Arie Kotler founded GPM in 2003 and has approximately 10 years of industry experience. Chief Financial Officer Don Bassell has over seven years of service with GPM and has over 30 years of industry experience. Chief Operating Officer Chris Giacobone has approximately 25 years of industry experience.

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Geographically diverse operations. Since our sponsor’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in Virginia, Maryland and Delaware, we have expanded into new geographic areas. Our wholesale motor fuels distribution now spans across 13 states: Connecticut, Delaware, Illinois, Iowa, Kentucky, Maryland, New Jersey, North Carolina, Pennsylvania, Rhode Island, South Carolina, Tennessee and Virginia. Our diverse footprint allows us to maintain more stable fuel volumes and fuel margins, compared with more regionally concentrated competition, which may be more materially affected by supply constraints, such as pipeline interruptions, or adverse weather events, such as hurricanes or blizzards.

Business Strategies

Our primary business objectives are to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions by continuing to execute the following strategies:

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Expand through GPM acquisitions. We anticipate growing our business by either purchasing the right to provide wholesale motor fuel to convenience stores that may be acquired by GPM or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale motor fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale motor fuel distribution both within our existing area of operations and in new geographic areas.

We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the NACS Retail Fuels Report and the 2015 NACS State of the Industry Report, there were 127,588 convenience stores with retail fuel sales in the U.S. as of December 31, 2014. Over 70% of these sites were owned by entities with less than 50 total sites. As GPM continues to make acquisitions, we will have the right, under the right of first offer contained in the omnibus agreement, to purchase distribution rights to any new locations GPM acquires in the future. If we are unable to come to terms regarding the purchase of those distribution rights, we will be obligated to distribute motor fuel to such sites at the alternate fuel sales rate.

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Maintain strong relationships with major integrated oil companies and independent refiners. Our relationships with suppliers of branded motor fuels are crucial to the operation of our business. By leveraging our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future.

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Manage risk by outsourcing delivery of motor fuel, mitigating exposure to environmental liabilities and implementing systems and controls to manage operations. Motor transportation services are not part of our business, and we do not own or lease trucks for the delivery of motor fuel. Instead, we contract with third parties for the delivery of motor fuel. This strategy alleviates capital, labor and liability constraints associated with operating a transportation fleet.

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Financial flexibility to pursue acquisitions and other expansion opportunities. Post-offering, we expect to have ample liquidity to pursue accretive acquisitions. After the application of the net proceeds we receive from this offering, we expect to have at least $             million available for either acquisitions or working capital purposes under our new revolving credit facility. We believe that our strong balance sheet and ability to access the debt and equity capital markets will provide us with the financial flexibility to pursue accretive acquisition and expansion opportunities.

Our Business and Properties

We are a wholesale distributor of motor fuels and other petroleum products, and we own and lease real estate used primarily in the retail distribution of motor fuels. We do not currently operate or have any intention to operate any convenience stores that we own or may acquire in the future.

Wholesale Motor Fuel Distribution

We purchase motor fuel from major integrated oil companies and independent refiners and distribute it throughout 13 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States for sale to (i) GPM’s convenience stores, (ii) GPM’s independent and lessee dealers, (iii) GPM’s consignment locations and (iv) directly to sub-wholesalers and bulk purchasers. The following table highlights our total motor fuel gallons sold during each of the last five fiscal years, by principal customer group (gallons in thousands):

	Year Ended December 31,
Customer Group	2014	2013	2012	2011	2010
GPM-controlled convenience stores	380,854	284,997	220,771	235,150	253,095
GPM’s independent and lessee dealers	34,012	31,584	29,330	29,066	34,199
GPM’s consignment locations	27,652	26,220	26,788	25,384	25,223
Sub-wholesalers and bulk purchasers	6,990	8,317	7,789	5,998	6,983

Total	449,508	351,118	284,678	295,598	319,500

The following table highlights the number of locations as of the end of the year end, by principal customer group:

	As of December 31,
Customer Group	2014	2013	2012	2011	2010
GPM-controlled convenience stores	454	460	203	206	210
GPM’s independent and lessee dealers	63	70	52	57	59
GPM’s consignment locations	42	42	38	41	39
Sub-wholesalers and bulk purchasers	10	13	13	9	8

Total	569	585	306	313	316

Sales to GPM Convenience Stores

Pursuant to the GPM Distribution Contracts, we will distribute the substantial majority of motor fuel purchased by GPM’s existing convenience stores for a fixed fee of 4.5 cents per gallon. As of December 31, 2014, GPM controlled 454 convenience stores and is the exclusive motor fuel supplier to an additional 63 independent and lessee dealer sites, 42 consignment locations, and 10 sub-wholesalers and bulk purchasers throughout 13 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States.

The following table provides a history of GPM’s convenience store acquisitions, conversions and closings for each of the last five years:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Number of convenience stores at beginning of period	460	203	206	210	211
Acquired convenience stores	—	263	—	—	—
GPM-controlled convenience stores converted (to)/from consignment locations	(1)	(4)	—	(1)	(1)
GPM-controlled convenience stores converted (to)/from independent and lessee dealers	(1)	—	—	(1)	—
Closed, relocated or divested sites	(4)	(2)	(3)	(2)	—

Number of convenience stores at end of period	454	460	203	206	210

Sales to GPM’s Independent and Lessee Dealers

Pursuant to the GPM Distribution Contracts, we will distribute the substantial majority of motor fuel to GPM for sale at its existing independent and lessee dealers for a fixed fee of 4.5 cents per gallon. As of December 31, 2014, GPM had contracts with 63 independent and lessee dealers. The following table provides a history of GPM’s independent and lessee dealer location openings, conversions, acquisitions and closings for each of the last five years:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Number of independent and lessee dealer locations at beginning of period	70	52	57	59	67
New locations	—	25	1	—	—
Discontinued locations	(8)	(6)	(6)	(4)	(7)
Locations converted (to)/from GPM-controlled convenience stores	1	—	—	1	—
Locations converted (to)/from consignment locations	—	(1)	—	1	(1)

Number of independent and lessee dealer locations at end of period	63	70	52	57	59

Sales to GPM’s Consignment Locations

Pursuant to the GPM Distribution Contracts, we will distribute the substantial majority of motor fuel to GPM for sale at its existing consignment locations for a fixed fee of 4.5 cents per gallon. As of December 31, 2014, GPM had consignment arrangements with independent operators at 42 locations. At these consignment locations, GPM provides and controls motor fuel inventory and price at the site and receives the actual retail selling price for each gallon sold, less a commission paid to the retail operator of the location. The following table provides a history of GPM’s consignment location openings, conversions, acquisitions and closings for each of the last five years:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Number of consignment locations at beginning of period	42	38	41	39	35
New locations	1	2	—	—	1
Discontinued locations	(2)	(3)	(3)	—	—
Locations converted (to)/from independent and lessee dealers	—	1	—	1	2
Locations converted (to)/from GPM-controlled convenience stores	1	4	—	1	1

Number of consignment locations at end of period	42	42	38	41	39

Sales to Sub-Wholesalers and Bulk Purchasers

As of December 31, 2014, we distributed fuel to 10 sub-wholesalers and bulk purchasers. No single third-party dealer is material to our business. Our sales to sub-wholesalers and bulk purchasers will not be included with our commercial agreements with GPM. For the year ended December 31, 2014, the average margins on gallons sold to sub-wholesalers and bulk purchasers ranged from 0.4 to 0.75 cents per gallon and 3 to 4.5 cents per gallon, respectively.

The following table provides a history of our sales to sub-wholesalers and bulk purchasers for each of the last five years:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Number of sub-wholesalers and bulk purchasers at beginning of period	13	13	9	8	8
New sub-wholesalers and bulk purchasers	—	—	4	1	—
Discontinued sub-wholesalers and bulk purchasers	(3)	—	—	—	—

Number of sub-wholesalers and bulk purchasers at end of period	10	13	13	9	8

Fuel Supplier Arrangements

We distribute branded motor fuel under the BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell and Valero brands. We purchase this branded motor fuel from major integrated oil companies and refiners under supply agreements. We also distribute unbranded motor fuel, which we purchase either on a rack basis based upon prices posted by the refiner at a fuel supply terminal, or on a contract basis with the price tied to one or more market indices.

For fiscal 2014, Valero Marketing supplied approximately 50%, BP North America supplied approximately 20% and ExxonMobil supplied approximately 14% of our gross purchases, respectively. We have been distributors for Valero Marketing since 2004 and our current contract with Valero Marketing expires in December 2021. We have been distributors for BP North America since 2007 and our current contract with BP North America expires in December 2019. We have been distributors for ExxonMobil since 2007 and our current contract with ExxonMobil expires in August 2015. We purchase the motor fuel at the supplier’s applicable price at the terminal, which typically changes daily. Our supply agreements with other suppliers generally have an initial term of three to five years. In addition, each supply agreement typically contains provisions relating to payment terms, use of the supplier’s brand names, credit card processing, compliance with supplier’s requirements, insurance coverage and compliance with legal and environmental requirements, among others. As is typical in the industry, our suppliers generally can terminate the supply contract if we do not comply with any material condition of the contract, including our failure to make payments when due, fraud, criminal misconduct, bankruptcy or insolvency. Generally, our supply agreements have provisions that obligate the supplier to sell up to an agreed upon number of gallons, subject to certain limitations. Any amount in excess of that agreed upon amount is subject to availability. Due to the large volumes of motor fuel we purchase, we may receive volume rebates or incentive payments to drive volumes and provide an incentive for branding new locations. Certain suppliers require that all or a portion of any such branding incentive payments from certain integrated oil companies and refiners be repaid to the supplier in the event that the sites are closed or rebranded within a stated number of years.

We have historically received early payment and volume-related discounts from our suppliers, although there is no guarantee that we will continue to receive these discounts in the future. Please read “Risk Factors—Risks Inherent in Our Business—We currently depend on three principal suppliers for the majority of our gross purchases. A failure by a principal supplier to renew our supply agreement, a disruption in supply or an unexpected change in our supplier relationships could have a material adverse effect on our business.”

Transportation Logistics

Pursuant to the GPM Distribution Contracts, we will arrange all transportation logistics for our motor fuel deliveries to GPM for sale to its controlled convenience stores and consignment locations. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers. Through third-party transportation providers, we will arrange for motor fuel to be delivered to GPM from the storage terminals to the appropriate sites at prices negotiated with these third-party transportation providers. Under this arrangement and pursuant to our contracts with third-party customers and GPM, we will pass through all transportation costs and consequently will not incur any profit or loss relating to transportation.

Technology

We utilize an integrated software system that allows our wholesale customers, including GPM, to access their accounts to obtain prices, place orders and review invoices, credit card transactions and electronic funds transfer notifications. Substantially all of our dealer payments are processed by electronic funds transfer. This nationally recognized software also assists with fuel inventory management and procurement and an integrated wholesale motor fuel system for financial accounting, procurement, billing and inventory management.

Real Estate and Lease Arrangements

Following the completion of this offering, we will own six retail fuel locations that we will lease to third parties. We collect rent from the lessees pursuant to lease agreements with them. Our leases typically have a term of 10 years and as of December 31, 2014, the average remaining lease term for our current lease agreements was approximately five years.

Competition

We compete primarily with other independent motor fuel distributors. The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. We have numerous competitors, some of which may have significantly greater resources and name recognition than we do. We rely on our ability to provide value-added and reliable service and to control our operating costs in order to maintain our competitive position.

Seasonality

Our business exhibits some seasonality due to our customers’ increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary from period to period.

Insurance

Our operations and assets are insured under an insurance program administered by GPM. GPM uses a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks. GPM’s liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet dates. The estimated undiscounted liability is established based upon analysis of historical data and includes judgments and actuarial assumptions regarding economic conditions, the frequency and severity of claims, claim development patterns and claim management and settlement practices. Although we have not experienced significant changes in actual expenditures compared to actuarial assumptions as a result of increased costs or incidence rates, such changes could occur in the future and could significantly impact our results of operations and financial position. We will reimburse GPM under the omnibus agreement for insurance costs.

Management believes that the amount of coverage provided is reasonable and appropriate. We have obtained directors’ and officers’ liability insurance for the directors and officers of our general partner.

Environmental Matters

Environmental Laws and Regulations

We and GPM are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks; the release or discharge of regulated materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of regulated materials; the exposure of persons to hazardous materials; remediation of contaminated soil and groundwater; and the health and safety of employees dedicated to such transportation and storage activities.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

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requiring the acquisition of certifications, registrations, permits or other authorizations or the provision of financial assurances in connection with the transportation, storage and sale of fuel and other regulated activities;

•	requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental pollution control, cathodic protection or release detection requirements; and

•	enjoining the operations of facilities deemed to be in noncompliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining or otherwise curtailing future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed of. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment. As the owner of six convenience stores leased by third parties, we are subject to potential costs and other liabilities of clean-up and restoration of contamination, including any historical impacts to the environment pre-dating the leasing of those sites by third party lessees, as well as possible third-party claims at those locations, which costs and liabilities could be significant.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations that impose more stringent and costly waste handling, storage, transport, disposal or remediation requirements on us, GPM or our other customers could have a material adverse effect on our financial position and results of operations. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and minimize the costs of such compliance.

We believe we are in compliance in all material respects with applicable environmental laws and regulations, and we do not believe that compliance with existing federal, state or local environmental laws and regulations will have a material adverse effect on our financial position, results of operations or cash available for distribution to our unitholders. We can provide no assurance, however, that future events, such as changes in existing laws and regulations (including changes in the interpretation of existing laws and regulations), the promulgation of new laws and regulations or the development or discovery of new facts or conditions will not cause us to incur significant costs.

Hazardous Substances and Releases

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), impose strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources. In addition, under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances may be released. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current properties or at off-site locations where such hazardous substances have been taken for treatment or disposal.

GPM is required to comply with federal and state financial responsibility requirements to demonstrate that GPM has the ability to pay for remediation or to compensate third parties for damages incurred as a result of a release of regulated materials from its underground storage tank systems. GPM meets these requirements by maintaining insurance which it purchases from private insurers and in certain circumstances, relying on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchase of motor fuels.

Air Emissions

The federal Clean Air Act (the “CAA”) and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere. We believe that we currently hold or have applied for all necessary air permits and that we are in substantial compliance with applicable air laws and regulations. While we are aware of no changes to air quality regulations that will have a material adverse effect on our financial condition, results of operations or cash available for distribution to our unitholders, there exists the possibility that new laws or regulations may be imposed that could result in more stringent and costly compliance requirements.

Various federal, state and local agencies have the authority to prescribe product quality specifications for the motor fuels that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial penalties. Although we can give no assurances, we believe we are currently in substantial compliance with these regulations.

Efforts at the federal and state level are currently underway to reduce the levels of greenhouse gas (“GHG”) emissions from various sources in the United States. At the federal level, U.S. Congress has considered legislation to reduce GHG emissions in the United States but no such legislation has been passed. Such federal legislation may impose a carbon emissions tax or establish a cap-and-trade program or regulation by the EPA. Even in the absence of new federal legislation, GHG emissions have begun to be regulated by the EPA pursuant to existing provisions of the CAA. For example, the EPA has set a new emissions standard for motor vehicles to reduce GHG emissions. New federal, state or local restrictions on emissions of GHGs that may be imposed in areas of the United States in which we conduct business and that apply to our operations could adversely affect the demand for our products.

Other Government Regulation

The Petroleum Marketing Practices Act (“PMPA”) is a federal law that governs the relationship between a refiner and a distributor, as well as between a distributor and branded dealer, pursuant to which the refiner or distributor permits a distributor or dealer to use a trademark in connection with the sale or distribution of motor fuel. Under the PMPA, we may not terminate or fail to renew a branded distributor contract unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with the prescribed notice requirements.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that we are in substantial compliance with the applicable OSHA requirements.

Title to Properties, Permits and Licenses

We believe we have all of the assets needed, including leases, permits and licenses, to operate our business in all material respects. With respect to any consents, permits or authorizations that have not been obtained, we believe that the failure to obtain these consents, permits or authorizations will not have a material adverse effect on our financial position, results of operations or cash available for distribution to our unitholders.

We believe we have satisfactory title to all of our assets. Title to property may be subject to encumbrances, including repurchase rights and use, operating and environmental covenants and restrictions, including restrictions on branded motor fuels that may be sold at such sites. We believe that none of these encumbrances will detract materially from the value of our sites or from our interest in these sites, nor will they interfere materially with the use of these sites in the operation of our business. These encumbrances may, however, impact our ability to sell the site to an entity seeking to use the land for alternative purposes.

Our Employees

We are managed and operated by the board of directors and executive officers of our general partner. Neither we nor our subsidiary have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by GPM and its affiliates. Following the completion of this offering, we expect that our general partner and its affiliates will have approximately 4,200 employees performing services for our operations, and appropriate costs will be allocated to us. We believe that our general partner and its affiliates have a satisfactory relationship with those employees. None of these employees are subject to collective bargaining agreements.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. Similarly, we do not believe that any legal proceedings involving our predecessor will have a material impact on our financial condition or results of operations. Our general partner is not involved in any legal proceedings.

MANAGEMENT

Management of GPM Petroleum LP

Our general partner will manage our operations and activities on our behalf through its directors and officers, the latter of whom will be employed by GPM. References to “our officers” and “our directors” refer to the officers and directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. The directors of our general partner oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, all of whom will be appointed by GPM, or directly or indirectly participate in our management or operations. Our general partner will, however, be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement, which contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. Please read “Conflicts of Interest and Fiduciary Duties” for more information.

Upon the completion of this offering, our general partner will have at least              directors, at least one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following completion of this offering.

All of the executive officers of our general partner also serve as executive officers of GPM. Our executive officers listed below will allocate their time between managing our business and the business of GPM. Our executive officers intend, however, to devote as much time as is necessary for the proper conduct of our business.

Following the completion of this offering, neither our general partner nor GPM will receive any management fee or other compensation in connection with our general partner’s management of our business, but our partnership agreement and the omnibus agreement will require us to reimburse our general partner and its affiliates, including GPM, for all expenses they incur and payments they make on our behalf in connection with operating our business. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions” and “The Partnership Agreement—Reimbursement of Expenses.”

In evaluating director candidates, GPM will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are appointed to hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board.

Name	Age	Position With Our General Partner
Arie Kotler	40	Chairman, Chief Executive Officer and President
Eyal Nuchamovitz	41	Executive Vice President and Director
Don Bassell	56	Chief Financial Officer
Chris Giacobone	44	Chief Operating Officer
Maury Bricks	40	General Counsel and Secretary

Arie Kotler—Chairman, Chief Executive Officer and President. Mr. Kotler was appointed Chairman, Chief Executive Officer and President of our general partner in April 2015. Mr. Kotler has served as GPM’s Chief Executive Officer since September 2011 and President since April 2015. Since November 2005, Mr. Kotler has served as Chairman and Chief Executive Officer of ARKO, a publicly traded company on the Tel Aviv Stock Exchange and our ultimate parent. After forming GPM, and initiating and managing the acquisition of Fas Mart and Shore Stop in 2003, Mr. Kotler served as the Chairman of GPM through November 2005. From 2011 to 2014, he served as a director and, from 2012 to 2014, he served as Chairman, of Malrag 2011 Engineering and Construction Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Since 2011, Mr. Kotler has served as Chairman of Ligad Investments & Building Ltd., a corporation which was publicly traded on the Tel Aviv Stock Exchange until it was taken private in January 2013. Mr. Kotler has over 10 years of experience with public companies and has been involved in various real estate transactions in different phases of development totaling over $1 billion. We believe that Mr. Kotler’s in-depth knowledge of our business along with his industry and public company experience will greatly help the board of directors of our general partner in setting strategic direction and developing and executing financial and operating strategies.

Eyal Nuchamovitz—Executive Vice President and Director. Mr. Nuchamovitz was appointed Executive Vice President and Director of our general partner in April 2015. Mr. Nuchamovitz has served as an Executive Vice President of GPM since January 2012 and Director of GPM since July 2012. Prior to joining GPM, Mr. Nuchamovitz served as the Executive Vice President and Chief Financial Officer of Tarragon Corporation from November 2008 until April 2010. Mr. Nuchamovitz has a Bachelor of Arts in Accounting and Economics and has a Masters in Legal Studies for Graduates in Economics and Accounting. Mr. Nuchamovitz’s financial background and experience in restructuring and growing enterprise value provide important expertise to the board of our general partner in strategic planning, financial and accounting oversight.

Don Bassell—Chief Financial Officer. Mr. Bassell was appointed Chief Financial Officer of our general partner in April 2015. Mr. Bassell has served as GPM’s Chief Financial Officer since April 2014 and previously served as GPM’s Chief Financial Officer from January 2004 through December 2010. From December 2010 to February 2014, Mr. Bassell served as Chief Financial

Officer of Mid-Atlantic Convenience Stores, LLC. Before joining GPM in January 2004, Mr. Bassell served in a wide variety of financial, treasury and MIS roles with major oil companies, other distributors and service providers. Mr. Bassell has over 30 years of experience in oil and gas accounting, refining and retail fuel distribution business industries. He graduated with a Bachelor of Arts in Accounting from Duke University, magna cum laude, and is a licensed Certified Public Accountant.

Chris Giacobone—Chief Operating Officer. Mr. Giacobone was appointed Chief Operating Officer of our general partner in April 2015. Mr. Giacobone joined GPM in connection with the acquisition of sites from DB Marts in November 2004. He has served as GPM’s Chief Operating Officer since April 2012, overseeing operations, marketing, fuel pricing, supply, transportation, market development, facilities, environmental operations and real estate, and served as GPM’s Senior Vice President Market Development, Fuels and Facilities since 2005. Prior to joining GPM, Mr. Giacobone served as DB Marketing Company’s Vice President of Operations from 1990 until November 2004, and Director of Retail Operations from 1996 to 1999. Mr. Giacobone served on the Board of Directors for the New England Convenience Store Association from 2002 to 2005.

Maury Bricks—General Counsel and Secretary. Mr. Bricks was appointed General Counsel and Secretary of our general partner in April 2015. Mr. Bricks has served as GPM’s General Counsel since January 2013, where he oversees all legal matters including mergers and acquisitions, financing, contracting and litigation management. Prior to joining GPM in 2013, Mr. Bricks was an attorney with Greenberg Traurig, LLP, an international law firm. Before joining Greenberg Traurig, LLP in May 2005, Mr. Bricks worked in finance for the pipeline and retail natural gas divisions of Shell Oil Company. Mr. Bricks graduated from the University of Texas with both a Bachelor of Business Administration in Finance and a Bachelors of Arts in the Plan II Honors Program. Mr. Bricks also earned a Juris Doctorate, magna cum laude, from the University of Michigan and a Masters in Accounting and Finance, with distinction, from the London School of Economics and Political Science. Mr. Bricks also holds the Chartered Financial Analyst® designation.

Director Independence

In accordance with the rules of the NYSE, GPM must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within ninety days of that listing, and a third independent member within one year of that listing. GPM may not have appointed all three independent directors to the board of directors of our general partner by the date our common units first trade on the applicable stock exchange.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our general partner’s board of directors will approve equity grants to directors and employees. We also do not expect to have a nominating and corporate governance committee.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee of the board of directors of our general partner will serve as our audit committee and will assist the board in its oversight of the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

We expect that at least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest (including certain transactions with affiliates of GPM), but our partnership agreement only requires the conflicts committee to have one member. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including GPM, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

EXECUTIVE OFFICER COMPENSATION

Compensation of Our Executive Officers

We and our general partner were formed in March 2015 and will have no material assets or operations until the closing of this offering. Accordingly, neither we nor our general partner have accrued nor will accrue any obligations with respect to management compensation or retirement benefits for directors and executive officers for any periods prior to the closing of this offering.

The officers of our general partner will manage the day-to-day affairs of our business. All of the officers of our general partner are also executive officers of GPM, will have responsibilities to both us and GPM, and will devote part of their business time to our business and part of their business time to GPM’s business. All compensation for our executive officers, other than any awards granted under our long-term incentive plan (described below), will be determined and paid by GPM and a portion of that compensation will be reimbursed by us based on the amount of time spent by such officers in managing our business and operations, pursuant to the terms of the omnibus agreement. GPM has the ultimate decision-making authority with respect to the total compensation of our executive officers including, subject to the terms of the omnibus agreement, the portion of that compensation that is allocated to us pursuant to GPM’s allocation methodology. Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof. Please read “The Partnership Agreement—Reimbursement of Expenses” and “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Compensation Discussion and Analysis

Overview

Our general partner has the sole responsibility for conducting our business and for managing our operations, and its board of directors and officers make decisions on our behalf. We do not and will not directly employ any of the persons responsible for managing our business, and we currently do not have a compensation committee. Our executive officers will be employed and compensated by GPM or a subsidiary of GPM. Except for any awards that may be granted under the long-term incentive plan we intend to adopt, the responsibility and authority for all compensation-related decisions for our executive officers will reside with GPM. All determinations with respect to awards granted under our long-term incentive plan, if any, will be made by the board of directors of our general partner or a committee thereof that may be established for such purpose.

The executive officers of our general partner, as well as the other employees of GPM who provide services to us, will participate in employee benefit plans and arrangements sponsored by GPM, including plans that may be established in the future. In accordance with the terms of our partnership agreement and the omnibus agreement, we will reimburse GPM for compensation related expenses attributable to the portion of each executive’s time dedicated to providing services to us.

Historic Compensation

As previously discussed, we are a newly formed subsidiary of GPM consisting of portions of several different parts of GPM’s business that are being contributed to us in connection with this offering. Further, neither we nor our general partner incurred any cost or liability with respect to compensation of our executive officers prior to the closing of this offering. Accordingly, we have no historical compensation information to present.

Long-Term Incentive Plan

Prior to the completion of this offering, our general partner plans to adopt a broad based long-term incentive plan that will allow our general partner to grant cash, equity, and equity-based awards to officers, service providers, and non-employee directors of our general partner and certain of its affiliates. Our general partner intends to implement the long-term incentive plan to provide our general partner with maximum flexibility with respect to the design of compensatory arrangements for individuals providing services to us. Our general partner’s board of directors will approve the grant of any award made to our executive officers under our long-term incentive plan. The terms of the long-term incentive plan will be outlined in detail in this registration statement once known.

Compensation of Our Directors

We and our general partner were formed in March 2015 and will have no material assets or operations until the closing of this offering. As such, we have not accrued or paid any compensation to our directors for the 2014 year or any other period.

The employees of our general partner and of GPM, as well as directors of GPM, who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are neither (i) employees of our general partner or of GPM nor (ii) directors of GPM, “non-employee directors,” will receive compensation as set by our general partner’s board of directors.

Effective as of the closing of this offering, each non-employee director will receive a compensation package that will consist of an annual retainer of $        . In addition, our directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. Each non-employee director will receive grants of equity-based awards under our long-term incentive plan upon appointment to the board of directors and from time to time thereafter for so long as he or she serves as a director.

Each member of the board of directors of our general partner will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of GPM Petroleum LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer of our general partner; and

•	all of our directors and executive officers of our general partner, as a group.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering or any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting.” Please read “Executive Officer Compensation—Compensation Discussion and Analysis.”

Name of Beneficial Owner (1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
GPM (2)
Arie Kotler (3)
Eyal Nuchamovitz (3)
Don Bassell
Chris Giacabone
Maury Bricks
All executive officers and directors as a group (five persons)

(1)	As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire within 60 days common units from options, warrants, rights, conversion privileges or similar obligations. Unless otherwise indicated, the address for all beneficial owners in this table is 8565 Magellan Parkway, Suite 400, Richmond, VA 23227.
(2)	common units will be issued to GPM or a wholly owned subsidiary of GPM, which includes common units issued to GPM or a wholly owned subsidiary of GPM within 30 days of this offering, assuming the underwriters do not exercise their option to purchase up to an additional common units. Please read “Summary—The Offering—Units outstanding after this offering.”
(3)	Each of Messrs. Kotler and Nuchamovitz are managers of GPM and disclaim any beneficial ownership of the common units and subordinated units held by GPM or any wholly owned subsidiary of GPM.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, GPM will own, directly or indirectly,             common units and             subordinated units representing an aggregate approximately     % limited partner interest in us, and will own and control our general partner. GPM will also appoint all of the directors of our general partner, which will maintain a 0.0% non-economic general partner interest in us, and our general partner will be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of GPM Petroleum LP.

Formation Stage

The aggregate consideration received by our general partner and its affiliates, including GPM, for the contribution of their interests	• common units;

• subordinated units;

• 0.0% non-economic general partner interest; and

• our incentive distribution rights.

Operational Stage

Distributions of available cash to GPM and its affiliates

We will generally make cash distributions to our unitholders, including affiliates of our general partner as the holders of an aggregate of             common units and all of the subordinated units. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner (in its capacity as the holder of our incentive distribution rights) will be entitled to increasing percentages of the distributions, up to a maximum of 50.0% of the distributions above the highest target distribution level. Our general partner will not receive distributions on its non-economic general partner interest.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, GPM and its affiliates would receive an annual distribution of approximately $         million on their common units and subordinated units.

Payments to our general partner and its affiliates

Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf in connection with operating our business. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its 0.0% non-economic general partner interest and its affiliates’ incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, certain other agreements with GPM will be contributed to us, as described in more detail below.

Contribution Agreement

In connection with the completion of this offering, we will enter into a contribution agreement that will effect the formation transactions described herein, including the transfer of the ownership interests in GPM Opco and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

In addition to the commercial agreements with GPM that will be contributed to us in connection with the completion of this offering, we will enter into an omnibus agreement with GPM, which is summarized below.

Right to Participate in Acquisitions.

The omnibus agreement will provide that, for a period of 10 years, GPM will allow us to participate in its acquisition opportunities, to the extent we are able to reach an agreement on terms. Specifically, we will have a right to negotiate with GPM to acquire any distribution contracts and to negotiate the fuel supply terms for distributing fuel to GPM for any convenience stores or consignment locations included in a potential acquisition under consideration by GPM, other than any convenience stores already party to an existing supply agreement.

Exclusivity on Substantially All Future Volumes Sold by GPM

Our omnibus agreement provides that, for a period of 10 years, GPM is obligated to purchase from us any fuel it sells in the future for its own account (other than at any acquired convenience stores already party to an existing supply agreement), and we are obligated to distribute such fuel to GPM, either at a negotiated rate pursuant to our right of first offer described below and our right to participate in acquisitions described above or at the alternate fuel sales rate described below. However, GPM will continue to have the right to contract for third-party consignment sales of motor fuel at any newly acquired locations and such third-party wholesalers would not be obligated to purchase any motor fuel from us.

Right of First Offer

The omnibus agreement will also provide that, for a period of 10 years, GPM is obligated to offer us the opportunity to purchase the right to distribute fuel to all convenience stores, independent and lessee dealer locations and consignment locations that it acquires in the future. Specifically, we will have the right of first offer to purchase the right to distribute fuel purchased by GPM for sale at its newly acquired convenience stores, independent and lessee dealer locations and consignment locations at a negotiated rate. Although we have the right of first offer to purchase the right to distribute fuel to all convenience stores, dealer sites and consignment locations that GPM acquires in the future, we are under no obligation to purchase the rights to distribute any fuel. However, if we do not purchase the rights to distribute fuel to GPM, we will be obligated to distribute fuel to GPM pursuant to the alternate fuel sales rate.

Alternate Fuel Sales Rate Provision

If we cannot agree with GPM on fuel supply terms for the expected future distribution volumes pursuant to our right of first offer, or if we opt not to participate in an acquisition, the omnibus agreement will require us to distribute motor fuel to GPM’s newly acquired convenience stores or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate. The alternate fuel sales rate is a per gallon fee we will receive equal to our prior year per-gallon motor fuel distribution costs, excluding the cost of the motor fuel, plus 30% of such costs. Our motor fuel distribution costs include direct distribution expenses as well as general and administrative expenses, maintenance capital expenditures, applicable taxes and other miscellaneous costs. Under the omnibus agreement, the alternate fuel sales rate will reset annually, but the fixed fee included in the rate for a given year will be based on our motor fuel distribution costs for the immediately preceding year. Please read “Risk Factors—Risks Inherent in Our Business—If we cannot otherwise agree with GPM on fuel supply terms for volumes we sell to GPM in the future, then we will be required to supply volumes at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. Furthermore, if certain of our operating costs increase, we may not realize our anticipated profit margin with regard to motor fuel distributed to GPM at the alternate fuel sales rate.”

Reimbursement for Services

Pursuant to the omnibus agreement, we will reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services. Our general partner will not receive a management fee or other compensation for its management of our partnership, but our partnership agreement and the omnibus agreement will require us to reimburse our general partner and its affiliates, including GPM, for all direct and indirect expenses they incur and payments they make on our behalf in connection with operating our business. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed.

Environmental Indemnification.

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses, up to $         million and subject to a $         deductible, that we incur for environmental liabilities and third-party claims that are based on environmental conditions in existence at our predecessor’s properties prior to the closing of this offering. Other than with respect to liabilities resulting from GPM’s bad faith or willful misconduct, we must indemnify GPM for any costs or expenses it incurs in connection with environmental liabilities and third-party claims that are based on environmental conditions that arise at our properties following the closing of this offering. The environmental indemnity provisions in the omnibus agreement will survive for three years following the closing of the offering.

Tax Indemnification.

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses that we incur for federal, state and local income tax liabilities attributable to the ownership and operation of the businesses and subsidiaries being contributed to us for the period prior to the closing of this offering, including (i) income tax liabilities that may result from the formation transactions, and (ii) any income tax liabilities arising under Treasury Regulation Section 1.1502-6 and similar provisions of applicable state, local or foreign law or by contract, as successor or transferee or otherwise. This indemnification obligation shall survive until the 60th day following the expiration of the applicable statute of limitations.

Title Indemnification.

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses that we incur for losses resulting from defects in title to the assets contributed or sold to us in connection with the transactions contemplated by this offering and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business. This indemnification obligation shall survive until the          anniversary of the closing of this offering.

Indemnification with Regard to Permits.

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses that we incur for losses resulting from our predecessor’s failure to have permits or governmental approvals necessary for us to operate our business in substantially the same manner as our predecessor operated such business prior to the closing of this offering. This indemnification obligation shall survive until the          anniversary of the closing of this offering.

Designations as Agent and Netting Arrangement

The omnibus agreement will provide for each of GPM and us to appoint the other as agent to perform certain financial administrative functions on behalf of the other party, as necessary, including invoicing, collection of accounts receivable, payment of vendors and credit card processing. Each party, as agent, will promptly transmit to the other party all monies, bills, invoices and correspondence received by the transmitting party in connection with providing financial administrative functions on behalf of the other party; however, the transmitting party may net the amount of any monies to be paid against any amounts owed by the other party.

GPM Distribution Contracts

We will enter into two 10-year wholesale motor fuel distribution agreements with GPM in connection with the offering.

GPM Distribution Contract

The GPM Distribution Contract is a 10-year wholesale motor fuel distribution agreement, pursuant to which we will distribute the substantial majority of motor fuel purchased by GPM for sale to its existing convenience stores (other than convenience stores for which we are the distributor of motor fuel under the GPM RR Distribution Contract) and its independent and lessee dealers and consignment locations at cost plus a fixed fee of 4.5 cents per gallon for a period of 10 years, in addition to future volumes added pursuant to the terms of our omnibus agreement.

GPM RR Distribution Contract

The GPM RR Distribution Contract is a 10-year wholesale motor fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Road Ranger Acquisition at cost plus a fixed fee of 4.5 cents per gallon for a period of 10 years.

The GPM Distribution Contracts to not impose any minimum volume obligations on GPM.

Other Transactions with Related Persons

Our Predecessor’s Sales to Affiliates and Predecessor Transactions with Certain Officers and Directors

GPM Operating Agreement

The membership interests of the owner of our general partner, GPM, are held by ARKO Convenience Stores, LLC (“ACS, LLC”) and GPM Holdings. ACS, LLC holds 75% of the common membership interests and voting rights in GPM and is indirectly controlled by ARKO. GPM Holdings holds the remaining 25% of the common membership interests and voting rights in GPM and is indirectly controlled by an unaffiliated third party. Arie Kotler, our Chief Executive Officer, President and Chairman is a controlling shareholder of ARKO and a manager of ACS, LLC, Eyal Nuchamovitz, our executive vice president and director of the board of directors of our general partner, is also a manager of ACS, LLC. In August 2014, GPM, ACS, LLC, GPM Holdings and certain of their respective affiliates, entered into a fourth amended and restated limited liability company agreement governing the rights of the members of GPM. Please see Note 13 to the financial statements to our predecessor’s consolidated financial statements included elsewhere in this prospectus for a further description of these arrangements.

Financing Transactions with Affiliates

GPM will provide credit support to our suppliers under certain of our supply contracts, provided that the pricing of such support is no more than the cost to us of issuing a comparable letter of credit under our new revolving credit facility.

In connection with this offering, our named executive officers (“NEOs”) and members of the board of directors of our general partner have expressed an interest to the underwriters in participating in our directed unit program to purchase an aggregate of approximately $         million in common units at the initial public offering price; and we expect that other NEOs and members of the board of directors of GPM will purchase approximately $         million of our common units. These amounts are initial indications of interest to the underwriters, and actual amounts purchased by these members of senior management remain subject to confirmation at the closing of this offering and may be withdrawn by such persons or amounts modified at their discretion based on market conditions or otherwise. Please read “Underwriting.”

Road Ranger Acquisition Loans

In March 2015, GPM Midwest, LLC financed a portion of the consideration for the Road Ranger Acquisition with loans totaling $22.5 million from ARKO and $7.5 million from GPM Holdings. Our predecessor subsequently assumed $18.8 million in loans payable to ARKO and $6.3 million in loans payable to GPM Holdings. These loans mature in September 2016.

The loans bear interest at an annual rate of 13.5%. Interest is payable monthly and all principal will be due at the end of the term. ARKO and GPM Holdings are entitled to a commitment fee in connection with the loans of 1%, which is payable in equal parts during the first 12 months after the date of such loans. In the event of any prepayment of the loans in full, the balance of any such unpaid monthly installments is due at that time. In addition there is an exit fee of 1% of the original principal amount of the loans which will be payable on the date that the loans are repaid.

The borrowers are entitled to make early repayment of the balance of the loans, in whole but not in part, only in the event of either (i) a refinance of the loans or (ii) the formation by the predecessor or one of its subsidiaries of a master limited partnership. Notwithstanding the foregoing, if the loans are prepaid prior to September 17, 2015, additional interest payments are due so that the total interest paid is equal to the interest that would have accrued on the original principal amount of the loans through September 17, 2015.

The loans assigned to our predecessor are guaranteed by GPM Midwest, LLC and GPM MW GP, Inc., and the loans which remained with GPM Midwest, LLC are guaranteed by our predecessor and GPM MW GP, Inc. Additionally, GPM MW GP, Inc., GPM Midwest, LLC and our predecessor have entered into certain pledge and security agreements granting collateral to secure the secured promissory notes, which collateral includes substantially all of the assets of GPM Midwest, LLC and certain assets of our predecessor.

The loans also include certain customary events of default, the existence of which could cause the loans outstanding to be immediately due and payable.

Following the closing of this offering, we expect to assume these loans and to fully repay the amounts outstanding under the loans we will assume with the proceeds of this offering.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors.

In the case of any sale of equity by us in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of the chief executive officer and one independent director. Actions by the pricing committee will require unanimous approval. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including GPM, on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of the duties of our general partner to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner, who are responsible for managing our business, have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty under our partnership agreement to manage us in good faith.

Whenever a conflict arises between our general partner, on the one hand, and us or any other public unitholder, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that replace default fiduciary duties under applicable law with contractual corporate governance standards as set forth therein. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without such replacement, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution or course of action taken with respect to a conflict is:

•	approved by a majority of the members of the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•

approved by the vote of a majority of the outstanding common units, excluding any units owned by the general partner or any of its affiliates, although our general partner is not obligated to seek such approval.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders. Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

If our general partner does not seek approval from the conflicts committee or from a majority of the common units, as described above, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. For the avoidance of doubt, any potential conflict of interest that exists or arises between our general partner or its affiliates, on the one hand, and the partnership or any other person who is bound by the partnership agreement on the other hand, may be resolved by the conflicts committee or a vote of the common unitholders as described above or as directed by the board of directors of our general partner, provided that the board of directors of the general partner makes, takes or declines to take any action to resolve the conflict in accordance with the standard of care set forth in the partnership agreement. Please read “Management—Committees of the Board of Directors” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, acting as the general partner or managing member of its affiliates, those activities incidental to its ownership of interests in us and its affiliates, acquiring, owning or disposing of debt securities or equity interests in us or its affiliates and the provision of management, advisory and administrative services to its affiliates or to other persons. Certain members of our executive management team on whom we rely to manage important aspects of our business may, from time to time, face conflicts regarding the allocation of their time. In addition, except as provided in our partnership agreement and in the omnibus agreement, affiliates of our general partner, including GPM, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Further, after the expiration of the 10-year term in the omnibus agreement, we have no assurance that we will supply fuel to GPM for sale at its convenience stores, to its independent and lessee dealers or with a right to participate with GPM in acquisition opportunities.

Affiliates of our general partner, including GPM, are not required to share business opportunities with us.

Our partnership agreement provides that affiliates of our general partner, including GPM, are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that affiliates of our general partner, including GPM, will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person or entity pursued or acquired for itself any business opportunity.

Our general partner is allowed to take into account the interests of parties other than us (such as GPM) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that reduce the default standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our general partner has limited its liability in the partnership agreement and replaced default fiduciary duties with contractual corporate governance standards set forth therein, thereby restricting the remedies available to our unitholders for actions that, without such replacement, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner, thereby entitling our general partner to consider only the interests and factors that it desires, and imposes no duty or obligation on our general partner to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•

provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was in or not adverse to the partnership;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers or directors acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must believe that the determination is in or not adverse to our best interests. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units.”

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and our general partner’s incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units.”

Our partnership agreement provides that we and our subsidiary may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may borrow funds from us or our operating company.

The directors and officers of our general partner have a fiduciary duty to make decisions in the best interests of its owners, including GPM Investments, LLC, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including GPM Investments, LLC and other affiliates, they have fiduciary duties to GPM Investments, LLC and such other affiliates that may cause them to pursue business strategies that disproportionately benefit GPM Investments, LLC and such other affiliates or which otherwise are not in our best interests.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the closing of this offering, affiliates of our general partner will own a majority of our outstanding units, but there is no requirement that they continue to do so. GPM and its affiliates are permitted to sell all of their common units, subject to certain limitations contained in our partnership agreement. If GPM does not own any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to GPM than our common unitholders.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us pursuant to an omnibus agreement with GPM. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith such other expenses that are allocable to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Transactions.”

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering, will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering may not be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any such transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its or its affiliates’ facilities or assets, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Except in the case of our new revolving credit facility, our general partner intends to limit its liability under contractual arrangements so that counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our manager from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

GPM may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to GPM’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

GPM has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by GPM, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that GPM would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that GPM could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when GPM expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, GPM may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for GPM to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to GPM in connection with resetting the target distribution levels related to GPM’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner that is beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action. These modifications also enable our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage our public common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of:

•	the default fiduciary duties under by the Delaware Act;

•	material modifications of these duties contained in our partnership agreement that replace the default fiduciary duties;

•	certain rights and remedies of limited partners contained in the Delaware Act; and

•	the standards contained in our partnership agreement that restrict those rights and remedies.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee or our common unitholders, excluding common units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

Partnership agreement modified standard

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner or these other persons could be indemnified for their negligent or grossly negligent acts if they meet the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of units representing limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

            will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of GPM Petroleum LP”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in March 2015 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than the business of the wholesale distribution of motor fuels and other petroleum products and the owning and leasing of real estate used as sites for convenience stores, our general partner has no plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes;

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

By virtue of the exclusion of the common units held by our general partner and its affiliates from the required vote, and their ownership of all of our subordinated units, during the subordination period our general partner and its affiliates do not have the ability to ensure the approval of, but do have the ability to ensure the defeat of, any matter that requires the approval of a unit majority.

In voting their common and subordinated units, GPM and its affiliates will have no fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Partnership Interests.”

Amendment of the partnership agreement

Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Amendment of the Partnership Agreement—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority in certain circumstances. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2025, in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”
Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law. Our partnership agreement will provide that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Following the completion of this offering, we expect that our subsidiary will conduct business in 13 states, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as owner of our operating subsidiary may require compliance with legal requirements in the jurisdictions in which the operating subsidiary conducts business, including qualifying our subsidiary to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were to be determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right, or exercise of the right, by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled or be senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit our subsidiary from issuing equity interests which effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed under “—No Unitholder Approval” below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to, our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, one or more affiliates of our general partner will own approximately     % of our outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us, our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce or increase the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced or increased.

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional units, one or more affiliates of our general partner will own approximately     % of our outstanding common and subordinated units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner may, however, consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our partnership interests will be an identical partnership interest following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. If the conditions specified in our partnership agreement are satisfied, our general partner may also convert us or our subsidiary into a new limited liability entity or merge us or our subsidiary into, or convey all of our assets to, a newly formed limited liability entity that has no assets, liabilities or operations, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with substantially the same rights and obligations as those contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its 0.0% non-economic general partner interest in accordance with our partnership agreement, unless a successor general partner is admitted pursuant to our partnership agreement.

Upon a dissolution under the last clause above, the holders of a unit majority may elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither we nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner on or prior to                     , 2025 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. After                     , 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ advance notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its 0.0% non-economic general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its 0.0% non-economic general partner interest in us, the holders of a unit majority may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and the outstanding subordinated units, voting as a separate class including, in each case, units held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own         % of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days after the effective date of the departing general partner’s withdrawal or removal, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days after the withdrawal or removal, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its affiliates’ incentive distribution rights will automatically convert into common units with a value equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

Our general partner may at its option transfer all or any part of its general partner interest without approval from the unitholders, so long as:

•	the transferee agrees to assume the rights and duties of the general partner under the partnership agreement and agrees to be bound by the provisions of the partnership agreement;

•

we receive an opinion of counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any unitholders or cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); and

•

such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the general partner as the general partner or managing member, if any, of our subsidiary.

In the case of a transfer of the general partner interest, the transferee or successor will be subject to compliance with the terms of our partnership agreement and will be admitted as the general partner effective immediately prior to the transfer of the general partner interest.

Our general partner and its affiliates may, at any time, transfer common units, subordinated units or incentive distribution rights to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

At any time, our general partner and its affiliates may sell or transfer all or a portion of their subordinated units or incentive distribution rights to an affiliate or third party without the approval of our unitholders.

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GPM Petroleum GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of partnership interests, that person or group loses voting rights on all of such person’s or group’s partnership interests. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days immediately preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding certain persons or groups owning 20% or more of any class of partnership interests then outstanding, record holders of limited partner interests on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner or its affiliates or a purchaser specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership interests then outstanding, that person or group will lose voting rights on all of its partnership interests and the partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by the general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights, in their capacity as such, shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by the general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class (except in the case of any amendment to the partnership agreement that would have a material adverse effect on the rights of any class and require the separate approval of the class affected under the provisions of the partnership agreement), and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion that the cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bear to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar liabilities:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiary, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving at the request of our general partner, any departing general partner, or any of their affiliates as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiary;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses will include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us. Neither the partnership agreement nor the omnibus agreement limit the amount of expenses for which our general partner and its affiliates may be reimbursed. For more information on the omnibus agreement, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our units or other partnership interests within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for U.S. federal, state and local tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and in filing his U.S. federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•

true and full information regarding the status of our business and financial condition (however that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act);

•	a current list of the name and last known address of each record holder; and

•

a copy of our partnership agreement, our certificate of limited partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney under which they have been executed.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates, including GPM or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, GPM will own, directly or indirectly, an aggregate of             common units and             subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement and the registration rights agreement that we will enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

GPM and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Code, the Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to GPM Petroleum LP and GPM Opco.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, U.S. expatriates and former citizens or long-term residents of the United States, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, IRAs, employee benefit plans, real estate investment trusts or mutual funds. In addition, the discussion only comments to a limited extent on state, local, and foreign tax consequences. Accordingly, because each unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we do not make any distributions to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof (including motor fuels), (ii) rents from the leasing of real property, (iii) interest (other than from a financial business), (iv) dividends, (v) gains from the sale of real property, and (vi) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that approximately     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and GPM Opco will be disregarded as an entity separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor GPM Opco has elected or will elect to be treated as a corporation for federal income tax purposes;

(b) For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) All motor fuel supply agreements and leases will be substantially in the motor fuel supply agreements and leases reviewed by Vinson & Elkins L.L.P.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributing that stock to our unitholders in liquidation of their units. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, the Obama administration’s budget proposal for fiscal year 2016 recommends that certain publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of the U.S. Congress propose and consider such substantive changes to the existing federal income tax laws that affect publicly traded partnerships. If successful, the Obama administration’s proposal or other similar proposals could eliminate the Qualifying Income Exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our subsidiary that is treated as a corporation for federal income tax purposes, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year ending with or within its taxable year.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period

ending                     , 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash expected to be distributed with respect to that period. Our estimate is based on many assumptions regarding our business and operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure unitholders that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distribution on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our nonrecourse liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for factual income tax purposes, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will generally decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of a reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain type of closely-held corporation, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.

A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at-risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that are not deductible because they exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are generally applied after other applicable limitations on deductions, including the at-risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, we are authorized to treat the payment as a distribution of cash to the relevant unitholder. Where the tax is payable on behalf of all the unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, our net income and net loss will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantial economic effect, it will be reallocated to our unitholders on the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

•	our partners’ relative contributions to us;

•	the interests of all of our partners in our profits and losses;

•	the interest of all of our partners in our cash flow; and

•	the rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will have substantial economic effect.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax (“NIIT”) applies to certain investment income earned by individuals, estates, and trusts. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the import of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “—Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation, amortization and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by GPM and its affiliates, and (ii) any other offering will be borne by our partners holding interests in us prior to such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable or amortizable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation or amortization previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery, depreciation or amortization deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (“syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our nonrecourse liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 assets that we own, primarily depreciation recapture. Ordinary income attributable to Section 751 assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital losses may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract.

In each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). Nevertheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service, and gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the safe harbor in the proposed regulations does not specifically authorize the use of the proration method we have adopted Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter (including the month of disposition) but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, GPM will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by GPM of all or a portion of its direct or indirect interests in us could result in a termination of our partnership for federal income tax purposes. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide to each unitholder a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation and certain amortization. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. would be unable to opine as to validity of such filing positions in the absence of direct and controlling authority.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. A substantial portion of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, we believe that less than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. However, this could change in the future.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we, nor Vinson & Elkins L.L.P., can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates GPM, or such other partner as determined by the Board.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in those jurisdictions. We will initially own assets and conduct business in many states, most of which impose an income tax on individuals, corporations and other entities. We may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals, corporations or other entities. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN GPM PETROLEUM LP BY

EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Code as well as provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other Similar Laws; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the employee benefit plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under certain provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Code, and other Similar Laws.

UNDERWRITING

Raymond James & Associates, Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, dated the date of this prospectus, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of common units set forth opposite its name below:

Underwriters	Number of Common Units
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the common units offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other customary conditions set forth in the underwriting agreement.

The underwriters are obligated to purchase and accept delivery of all of the common units offered by this prospectus, if any of the units are purchased, other than those covered by the underwriters’ purchase option described below.

The underwriters initially propose to offer the common units directly to the public at the public offering price listed on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $         per unit. After the public offering of the common units, the underwriters may change the public offering price and other selling terms. The common units are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of the common units in whole or in part.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional common units at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter, subject to certain conditions, will become obligated to purchase approximately the same percentage of these additional units as the number listed next to the underwriter’s name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The following table shows the amount per common unit and total underwriting discounts that we will pay to the underwriters and the proceeds to us before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Per Unit	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds (before expenses) to us	$	$	$

We will pay Raymond James & Associates, Inc. a structuring fee of $         million (or $         million if the underwriters exercise their option to purchase additional common units in full) for evaluation, analysis and structuring of the partnership.

The other offering expenses that are payable by us are estimated to be $         million (exclusive of underwriting discounts and structuring fee).

Indemnification

We, our general partner and certain of its affiliates have agreed to indemnify the underwriters against various liabilities that may arise in connection with this offering, including liabilities under the Securities Act for errors or omissions in this prospectus or the registration statement of which this prospectus is a part. However, we will not indemnify the underwriters if the error or omission was the result of information the underwriters supplied in writing for inclusion in this prospectus or the registration statement.

Lock-Up Agreements

Subject to specified exceptions, we, our general partner, executive officers and directors of our general partner, certain affiliates of our general partner and certain individuals who purchase common units in our directed unit program have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any common units or any securities convertible into or exchangeable for common units without the prior written consent of the representatives. These agreements also preclude any hedging collar or other transaction designed or reasonably expected to result in a disposition of common units or securities convertible into or exercisable or exchangeable for common units. The representatives may, in their discretion and at any time without notice, release all or any portion of the securities subject to these agreements. The representatives do not have any present intent or any understanding to release all or any portion of the securities subject to these agreements.

The 180-day lock-up period described in the preceding paragraphs will be automatically extended if:

•	during the last 17 days of the lock-up period, we issue a release concerning distributable cash or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release distributable cash results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period shall automatically be extended and the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of the material event.

Stabilization

Until this offering is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase the common units. As an exception to these rules and in accordance with Regulation M of the Exchange Act, the underwriters may engage in certain transactions that stabilize, maintain or otherwise affect the price of the common units in order to facilitate the offering of the common units, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales; and

•	passive market making.

Stabilizing transactions may include making short sales of common units, which involve the sale by the underwriters of a greater number of common units than it is required to purchase in this offering and purchasing common units from us by exercising their option to purchase additional common units or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by exercising the option to purchase additional common units or by purchasing common units in the open market after the distribution has been completed. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase common units in the open market to cover the position after the pricing of this offering.

The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common units in the offering, if the syndicate repurchases previously distributed common units to cover syndicate short positions or to stabilize the price of the common units. These activities may raise or maintain the market price of the common units above independent market levels or prevent or retard a decline in market price of the common units.

In connection with this transaction, the underwriters may engage in passive market making transactions in the common units, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Exchange Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common units during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common units to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

As a result of these activities, the price of the common units may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the NYSE or otherwise.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement.

Discretionary Accounts

The underwriters may confirm sales of the common units offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total common units offered by this prospectus.

Directed Unit Program

At our request, the underwriters have reserved up to     % of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale at the initial public offering price to directors, officers and employees of our general partner, GPM and its affiliates and certain other persons associated with us. The sales will be made by Raymond James & Associates, Inc. through a directed unit program. It is not certain if these persons will choose to purchase all or any portion of these reserved units, but any purchases they make will reduce the number of common units available for sale to the general public. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus. The individuals eligible to participate in the directed unit program must commit to purchase no later than before the opening of business on the day following the date of this prospectus. We, our general partner and certain of its affiliates have agreed to indemnify Raymond James & Associates, Inc. and the underwriters against certain liabilities and expenses in connection with the directed unit program, including liabilities under the Securities Act in connection with the sale of the reserved units and for the failure of any participant to pay for its common units.

Listing

We intend to apply for listing of our common units on the NYSE under the symbol “GPMP.” In connection with the listing of our common units on the NYSE, the underwriters will undertake to sell round lots of 100 units or more to a minimum of 400 beneficial owners.

Determination of Initial Offering Price

Prior to this offering, there has been no public market for the common units. Consequently, the initial public offering price for the common units will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price will be:

•	estimates of distributions to our unitholders;

•	overall quality of our properties and operations;

•	industry and market conditions prevalent in our industry;

•	the information set forth in this prospectus and otherwise available to the representatives; and

•	the general conditions of the securities markets at the time of this offering.

Electronic Prospectus

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by the underwriters or us and should not be relied upon by investors.

FINRA Conduct Rules

Because the Financial Industry Regulatory Authority (“FINRA”) is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements of GPM Investments, LLC and GPM Petroleum LP included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Worsley Operating Company LLC (formerly Worsley Operating Corporation) included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website will be located at www.             .com and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	GPM’s business strategy and operations and GPM’s conflicts of interest with us;

•	renewal or renegotiation of our long-term distribution contracts with our customers;

•	changes in the price of and demand for the motor fuel that we distribute;

•	our dependence on three principal suppliers;

•	competition in the wholesale motor fuel distribution industry;

•	seasonal trends;

•	increased costs;

•	our ability to make acquisitions;

•	environmental laws and regulations;

•	dangers inherent in the storage of motor fuel; and

•	our reliance on third parties for transportation services.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GPM PETROLEUM LP

GPM PETROLEUM LP

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The accompanying unaudited pro forma financial statements of GPM Petroleum LP, a newly formed Delaware limited partnership (the “Partnership”), are derived from GPM Investments, LLC (the “Predecessor”) audited historical financial statements, as of, and for the year ended December 31, 2014, and have been prepared to reflect the formation of the Partnership, the contribution of certain assets, certain liabilities and/or equity interests of the Predecessor to the Partnership, the GPM Distribution Contracts, the initial public offering (the “Offering”) and use of proceeds from the Offering and related transactions.

The unaudited pro forma financial statements of the Partnership should be read together with the historical financial statements of the Predecessor included elsewhere in this prospectus. The unaudited pro forma financial statements of the Partnership were derived by making certain adjustments to the historical financial statements of the Predecessor for the year ended December 31, 2014. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes the estimates and assumptions included provide a reasonable basis for presenting the significant effects of the contemplated transactions; and, that the pro forma adjustments give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated nor are they indicative of future results, in part because of the exclusion of various operating expenses and because they do not give pro forma effect to incremental general and administrative expenses of approximately $2.0 million that we except to incur as a result of being a publicly traded partnership.

UNAUDITED PRO FORMA BALANCE SHEET

As of December 31, 2014

(in thousands)

	GPM Investments, LLC (Predecessor)	Contributed/ Non-Contributed Asset Adjustments	Acquisitions	Offering and Related Formation Transactions	GPM Petroleum LP (Pro forma)
Assets
Current assets:
Cash and cash equivalents	$3,694	$	$	$	$
Restricted cash	4,079
Accounts receivable, net	19,279
Inventory	50,212
Other current assets	8,947

Total current assets	86,211

Non-current assets:
Property and equipment, net	108,849
Goodwill	22,194
Intangible assets, net	3,793
Environmental receivable, net of current	7,761
Notes due from member	7,133
Favorable lease, net of current	4,339
Other non-current assets	4,240

Total assets	244,520

Liabilities and equity
Current liabilities:
Line of credit	15,083
Current portion of long-term debt	7,656
Accounts payable	46,985
Accrued expenses and other current liabilities	19,737
Environmental liability, current portion	2,995
Unfavorable leases, current portion	1,372
Capital leases, current portion	1,292

Total current liabilities	95,120

Non-current liabilities
Long-term debt, net of current	30,420
Environmental liability, net of current	10,775
Unfavorable leases, net of current	11,243
Deferred rent expense	7,796
Asset retirement obligation, net of current	7,341
Deferred vendor rebates, net of current	4,256
Capital leases, net of current	3,411
Deferred gain, net of current	3,250
Contingent consideration	—
Other non-current liabilities	1,782

Total liabilities	175,394

Redeemable units (held by members)	41,209
Members’ equity:
Members’ equity	13,343
Retained earnings	14,574

Total equity	27,917

Total liabilities, redeemable units and members’ equity	$244,520	$	$	$	$

The accompanying notes are an integral part of these Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the year ended December 31, 2014

(in thousands, except per unit amounts)

	GPM Investments LLC (Predecessor)	Contributed/ Non-Contributed Asset Adjustments		Acquisitions		Offering and Related Formation Transactions		GPM Petroleum LP (Pro forma)
Revenues:
Fuel revenue	$1,453,744	$(245,791)	a	$266,099	e	$—		$1,474,052
Merchandise revenue	464,812	(464,812)	b	—		—		—
Other revenue, net	23,453	(23,142)	c	—		—		311

Total revenues	1,942,009	(733,745)		266,099		—		1,474,363
Cost of revenues:
Fuel costs	1,367,103	(179,167)	a	262,460	e	—		1,450,396
Merchandise costs	328,795	(328,795)	b	—		—		—

Total cost of revenues	1,695,898	(507,962)		262,460		—		1,450,396

Gross profit	246,111	(225,783)		3,639		—		23,967
Operating expenses:
Store operating expenses	188,650	(188,620)	b	—		—		30

General and administrative	26,005	(24,986)	d	—		—		1,019
Depreciation and amortization	15,774	(12,873)	g	—		—		2,901
Other expenses	1,158	(1,158)	d	—		—		—

Total operating expenses	231,587	(227,637)		—		—		3,950

Operating income	14,524	1,854		3,639		—		20,017
Interest expense	(3,861)	3,861	f	—		(803)	f	(803)

Net income	$10,663	$5,715		$3,639		$(803)		$19,214

Net income allocated to common units—basic and diluted
Net income allocated to subordinated units—basic and diluted
Net income per common unit—basic and diluted
Net income per subordinated unit—basic and diluted
Common units
Subordinated units

The accompanying notes are an integral part of these Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

In connection with the Offering, certain assets and liabilities of the Predecessor will be contributed to the Partnership, and the Partnership will begin providing wholesale motor fuel distribution services directly to the Predecessor and approximately 10 sub-wholesalers and bulk purchasers. Please read Note 2 to our unaudited pro forma financial statements for a detailed description of the pro forma adjustments. The assets, liabilities and results of operations of the Predecessor for period prior to their actual contribution to the Partnership are presented as the Predecessor.

The unaudited pro forma financial statements reflect the following transactions:

•

The contribution to the Partnership by the Predecessor of (i) its wholesale motor fuel distribution business, including related assets and liabilities further described in Note 2 and excluding environmental indemnification assets, environmental liabilities and certain other assets and liabilities and (ii) the assets and liabilities related to the wholesale distribution businesses acquired in the Road Ranger Acquisition and the Carolinas Acquisition;

•	The contribution to the Partnership by the Predecessor of six convenience store properties;

•	The assumption by the Partnership of approximately $ million of borrowings owed by GPM to certain affiliates;

•	The issuance by the Partnership to the GPM Investments, LLC of common units and subordinated units, representing a % limited partnership interest in the Partnership;

•	The issuance to GPM Petroleum GP LLC, the Partnership’s general partner, of a 0% non-economic general partner interest and all of the incentive distribution rights in the Partnership;

•

The issuance and sale by the Partnership of                      common units, representing a         % limited partner interest in the Partnership, to the public at the initial public offering price of $         per common unit (the midpoint of the range set forth on the cover of this prospectus);

•	The payment by the Partnership of the estimated underwriting discount and structuring fee (approximately $ million) and of the offering expenses (approximately $ million);

•	The application of the net proceeds of the Offering as described in “Use of Proceeds”; and

•	The Partnership’s entry into a new revolving credit facility.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS (cont’d)

2. Pro Forma Adjustments and Assumptions

The unaudited pro forma balance sheet gives effect to the adjustments as if they had occurred on December 31, 2014. The unaudited pro forma statement of operations gives effect to the adjustments as if they had occurred beginning January 1, 2014 for the year ended December 31, 2014. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these adjustments is provided as follows:

a.	Reflects the elimination of fuel revenue and fuel costs related to the convenience store, consignment and dealer businesses of the Predecessor that are not being contributed to the Partnership, and instead reflects the sale of fuel to the Predecessor for use under the GPM Distribution Contracts at a 4.5 cents per gallon fee over delivered cost.

b.	Impact on the respective statement of operations line items of the elimination of retail merchandising operations not being contributed to the Partnership. Such operations include revenues from retail merchandise and other and the cost of revenues of retail merchandise.

c.	Reflects the elimination of other revenue being retained by the Predecessor and contributing the rental income from six fee-owned properties to the Partnership.

d.	Elimination of certain general and administrative services and other expenses to support operations of the Predecessor that will not continue with the Partnership. Fractional full time employees, direct general and administrative related to motor fuel distribution operations and shared services costs are to be allocated to the Partnership. These costs are based on the pro rata proportion of time spent.

e.	Impact on the respective statement of operations line items of wholesale distribution revenues resulting from supply agreements with fuel refiners contributed to the Partnership from Predecessor acquisitions. Contributed fuel supply agreements attributable to acquisitions include an additional 80.9 million gallons of distributable motor fuel for the pro forma income statement period.

f.	Reflects the assumption of $37.0 million of term loan debt by GPM, as well as assumption of associated accrued interest, interest expense for the year ended December 31, 2014.

g.	Reflects the depreciation and amortization being retained by the Predecessor and contributing depreciation and amortization related to six fee-owned properties and fuel supply agreements to the partnership.

Pro Forma Net Income Per Unit

Pro forma net income per limited partner unit is determined by dividing the respective pro forma net income available to common and subordinated unitholders of the Partnership by the number of respective common and subordinated units expected to be outstanding at the closing of the Offering. For purposes of this calculation, we have assumed there will be              common units and              subordinated units outstanding. All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the Offering. Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS (cont’d)

will result in less net earnings allocable to common and subordinated unitholders provided that the quarterly distributions exceed certain targets. The pro forma net earnings per limited partner unit computations assume that no incentive distributions were made to the general partner because no such distributions would have been paid based upon the calculation of pro forma available cash from operating surplus for the periods presented.

3. Use of Proceeds

Payment of estimated underwriting discount and structuring fee and other expenses are expected to be incurred in connection with the offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

GPM Petroleum LP

We have audited the accompanying balance sheet of GPM Petroleum LP (a Delaware limited partnership) (the “Partnership”) as of March 27, 2015 (date of inception). This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of GPM Petroleum LP as of March 27, 2015 (date of inception) in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Charlotte, North Carolina

April 17, 2015

GPM PETROLEUM LP

BALANCE SHEET

as of March 27, 2015

(date of inception)

March 27, 2015 (date of inception)
Assets
Cash	$1,000

Total Assets	$1,000

Liabilities	$—
Partners’ Capital
Limited Partners	$1,000
General Partner	—
Total Partners’ Capital	$—

Total Liabilities and Partners’ Capital	$1,000

The accompanying notes are an integral part of this financial statement.

GPM PETROLEUM LP

NOTES TO BALANCE SHEET

as of March 27, 2015

(date of inception)

1. Nature of Operations

GPM Petroleum LP (the “Partnership”) is a Delaware limited partnership formed in March 2015. GPM Petroleum GP, LLC (the “General Partner”) is a Delaware limited liability company formed in March 2015 as the general partner of the Partnership.

In March 2015, GPM Investments, LLC, a Delaware limited liability company (the “Predecessor”), agreed to contribute $1,000 to the Partnership in exchange for a 100% limited partner interest. The agreement to contribute has been recorded as a contribution receivable and is reflected in the accompanying balance sheet as a reduction to partners’ capital.

There have been no other transactions involving the Partnership as of March 27, 2015. The Partnership will ultimately receive the contribution from the Predecessor of substantially all of its wholesale motor fuel distribution business and six owned convenience store properties (the “Contributed Assets”). The General Partner and Partnership are currently wholly owned subsidiaries of the Predecessor.

The Partnership, pursuant to an initial public offering, intends to sell common units representing limited partnership interests in the Partnership. The Partnership will issue common units and subordinated units to GPM Investments, LLC and the General Partner (or their assigns) of the Partnership in consideration of their transfer of the Contributed Assets to the Partnership.

The Partnership, upon the transfer of the Contributed Assets, will be engaged primarily in the wholesale motor fuel distribution business, (i) distributing motor fuels to the Predecessor and third parties and (ii) ownership of properties and in turn, generating rental-fee income revenue from the lease of the locations to third parties.

2. Basis of Presentation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Since the Partnership has had no activity since its inception, separate statements of income, changes in partners’ equity and cash flows have not been presented.

3. Subsequent Events

The Partnership has evaluated events and transactions that occurred subsequent to March 27, 2015 through April 17, 2015, the date these financial statements were filed with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

GPM Investments, LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of GPM Investments, LLC and Subsidiaries (a Delaware Corporation) (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in redeemable units and members’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GPM Investments, LLC and Subsidiaries as of December 31, 2014, and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Charlotte, North Carolina

April 17, 2015

GPM Investments, LLC and Subsidiaries

Consolidated balance sheets

(Dollars in thousands)

As of December 31,	2014	2013
Assets
Current assets:
Cash and cash equivalents	$3,694	$12,964
Restricted cash	4,079	5,184
Accounts receivable, net	19,279	19,259
Inventory	50,212	52,072
Other current assets	8,947	8,092

Total current assets	86,211	97,571
Non-current assets:
Property and equipment, net	108,849	113,559
Goodwill	22,194	22,194
Intangible assets, net	3,793	4,930
Environmental receivable, net of current	7,761	7,688
Notes due from member	7,133	4,961
Favorable lease, net of current	4,339	5,351
Other non-current assets	4,240	7,932

Total assets	244,520	264,186

Liabilities
Current liabilities:
Line of credit	15,083	33,517
Current portion of long-term debt	7,656	5,853
Accounts payable	46,985	57,501
Accrued expenses and other current liabilities	19,737	15,803
Environmental liability, current portion	2,995	3,196
Unfavorable leases, current portion	1,372	1,433
Capital leases, current portion	1,292	920

Total current liabilities	95,120	118,223
Non-current liabilities:
Long-term debt, net of current	30,420	37,773
Environmental liability, net of current	10,775	11,427
Unfavorable leases, net of current	11,243	12,692
Deferred rent expense	7,796	6,046
Asset retirement obligation, net of current	7,341	7,065
Deferred vendor rebates, net of current	4,256	3,637
Capital leases, net of current	3,411	1,624
Deferred gain, net of current	3,250	3,890
Contingent consideration	—	1,509
Other non-current liabilities	1,782	1,511

Total liabilities	175,394	205,397

Commitment and contingencies (Note 11)
Redeemable units* (held by members)	41,209	43,741
Members’ equity:
Members’ equity*	13,343	15,840
Retained earnings (accumulated deficit)	14,574	(792)

Total equity	27,917	15,048

Total liabilities, redeemable units and equity	$244,520	$264,186

*See accompanying statement of changes in redeemable units and members’ equity for each class of units which make up outstanding member units

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of operations

(Dollars in thousands)

For the year ended December 31,	2014	2013	2012
Revenues:
Fuel revenue	$1,453,744	$1,179,342	$998,512
Merchandise revenue	464,812	317,352	226,511
Other revenues, net	23,453	15,528	10,509

Total revenues	1,942,009	1,512,222	1,235,532
Cost of revenues:
Fuel costs	1,367,103	1,120,801	948,745
Merchandise costs	328,795	229,239	165,196

Total cost of revenues	1,695,898	1,350,040	1,113,941

Gross profit	246,111	162,182	121,591

Operating expenses:
Store operating expenses	188,650	129,857	91,007
General and administrative	26,005	16,999	13,379
Depreciation and amortization	15,774	9,900	6,246
Other expenses	1,158	1,634	1,041

Total operating expenses	231,587	158,390	111,673

Operating income	14,524	3,792	9,918
Interest expense	3,861	2,686	2,004

Net income	$10,663	$1,106	$7,914

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of changes in redeemable units and members’ equity

(Dollar amounts in thousands, except units)

	Redeemable Units								Total Redeemable Units	Common Units				Retained Earnings	Total Members’ Equity
	Class A		Class D		Class C		Preferred Units			Class B		Class C
	Units	Amount	Units	Amount	Units	Amount	Units	Amount		Units	Amount	Units	Amount
Balance at December 31, 2011	15,000,000	$15,418	22,500,000	$23,128	—	$—	—	$—	$38,546	5,100	$—	4,900	$3,340	$(3,239)	$101
Accretion of preferred return	—	1,317	—	1,975	—	—	—	—	3,292	—	—	—	—	(3,292)	(3,292)
Prepayment of future distributions	—	(200)	—	(300)	—	—	—	—	(500)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	7,914	7,914

Balance at December 31, 2012	15,000,000	16,535	22,500,000	24,803	—	—	—	—	41,338	5,100	—	4,900	3,340	1,383	4,723

Issuance of Class B member units	—	—	—	—	—	—	—	—	—	4,654	12,500	—	—	—	12,500
Accretion of preferred return	—	1,312	—	1,969	—	—	—	—	3,281	—	—	—	—	(3,281)	(3,281)
Prepayment of future distributions	—	(578)	—	(300)	—	—	—	—	(878)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	1,106	1,106

Balance at December 31, 2013	15,000,000	17,269	22,500,000	26,472	—	—	—	—	43,741	9,754	12,500	4,900	3,340	(792)	15,048

Purchase & conversion of Class C member units	—	—	—	—	—	—	—	—	—	1,236	843	(1,236)	(843)	—	—
Cancellation of Class A & D member units	(15,000,000)	(18,940)	(22,500,000)	(28,411)	—	—	—	—	(47,351)	—	—	—	—	9,851	9,851
Issuance of preferred member units	—	—	—	—	—	—	37,500,000	37,500	37,500	—	—	—	—	—	—
Accretion of preferred return	—	826	—	1,239	—	—	—	1,212	3,277	—	—	—	—	(3,277)	(3,277)
Distribution to members	—	(150)	—	(176)	—	—	—	—	(326)	—	—	—	—	—	—
Cancellation of prior distributions	—	995	—	876	—	—	—	—	1,871	—	—	—	—	(1,871)	(1,871)
Reclassification of Class C units to redeemable preferred stock	—	—	—	—	3,664	2,497	—	—	2,497	—	—	(3,664)	(2,497)	—	(2,497)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	10,663	10,663

Balance at December 31, 2014	—	$—	—	$—	3,664	$2,497	37,500,000	$38,712	$41,209	10,990	$13,343	—	$—	$14,574	$27,917

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of cash flows

(Dollars in thousands)

Year ended December 31,	2014	2013	2012
Cash flows from operating activities:
Net income	$10,663	$1,106	$7,914
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,774	9,900	6,246
Amortization of deferred financing costs	541	459	387
Amortization of favorable and unfavorable leases	(409)	(154)	—
Environmental receivable write-off	—	—	776
Amortization of deferred gain	(640)	(581)	(581)
Proceeds (reimbursement) from/to fuel and other vendor agreements, net	4,008	(116)	3,388
Amortization of fuel and other vendor agreements	(2,832)	(1,062)	(1,067)
Termination of contingent consideration	(1,509)	—	—
Accretion of asset retirement obligation	434	345	306
Loss (gain) on disposal of assets	753	85	(493)
Bad debt expense	89	5	24
Asset impairment	982	51	231
Amortization of discount on Seller Note	138	138	68
Lawsuit settlement	—	—	420
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(268)	3,865	(752)
Decrease (increase) in inventory	1,860	(4,364)	(1,467)
(Increase) decrease in prepaid expenses and other assets	1,472	1,040	1,299
(Increase) decrease in related party receivable	269	(349)	12
Decrease in environmental receivables	683	569	1,229
Decrease in accounts payable & accrued expenses	(6,838)	(5,213)	(3,998)
Decrease in environmental liabilities	(853)	(524)	(438)
Increase in deferred rent expense	1,750	1,031	143

Net cash provided by operating activities	$26,067	$6,231	$13,647

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of cash flows (cont’d)

(Dollars in thousands)

Year ended December 31,	2014	2013	2012
Cash flows from investing activities:
Decrease (increase) in restricted cash	$1,105	$(3,138)	$(4)
Purchase of property and equipment	(7,882)	(4,562)	(5,332)
Prepayment for future business acquisitions	(2,300)	—	—
Proceeds from sale of property and equipment	130	—	1,326
Business acquisition, Southeast Acquisition, net of cash	—	(39,391)	—
Business acquisition, net of cash	—	(1,743)	—

Net cash used in investing activities	(8,947)	(48,834)	(4,010)

Cash flows from financing activities:
Line of credit, net	(18,434)	21,889	(345)
Proceeds from debt	—	22,461	—
Repayments on debt	(6,764)	(5,151)	(3,648)
Principal payment on capital leases	(976)	(646)	(868)
Payment of deferred financing costs	(66)	(730)	(266)
Distributions to members	(150)	(563)	(500)
Issuance of Class B Member Units	—	12,500	—
Checks issued against future deposits	—	—	(1,033)

Net cash (used in) provided by financing activities	(26,390)	49,760	(6,660)

Net (decrease) increase in cash and cash equivalents	(9,270)	7,157	2,977
Cash and cash equivalents, beginning of period	12,964	5,807	2,830

Cash and cash equivalents, end of period	$3,694	$12,964	$5,807

Cash paid for interest	$2,548	$1,794	$1,268

Year ended December 31,	2014	2013	2012
Supplemental disclosure of non-cash flow information:
Financing of business acquisition	$—	3,080	—
Sellers note from business acquisition	—	4,314	—
Contingent consideration	—	1,509	—
Purchase of property and equipment under bank loans	—	420	1,400
Prepaid insurance premiums financed through notes payable	1,236	1,782	503
Purchase of equipment in accounts payable and accrued expenses	285	837	455
Member distribution applied to related-party receivables	176	315	—
Purchase of property and equipment under capital lease	3,664	1,533	743

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Principles of Consolidation

The consolidated financial statements include GPM Investments, LLC (a Delaware limited liability company formed on June 12, 2002) and its wholly owned subsidiaries (the “Company”), which operate a chain of convenience stores selling merchandise and fuel (which includes motor fuels and kerosene) in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States, in the states of Connecticut, Delaware, Illinois, Iowa, Kentucky, Maryland, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia and a fuel distribution division that supplies petroleum to convenience stores and petroleum stations operated by independent outside operators in certain of the foregoing states plus New Jersey and Rhode Island.

On August 18, 2011, ARKO Convenience Stores, LLC (“ACS, LLC”), a company owned by Arie Kotler and Morris Willner, controlling shareholders of ARKO Holdings, Ltd., whose shares are traded on the Tel Aviv Stock Exchange Ltd. (“ARKO”), purchased 51% of the common units and voting rights of the Company (see Note 14). On December 27, 2011, the rights of Arie Kotler and Morris Willner in ACS, LLC were transferred to a subsidiary wholly owned and controlled by ARKO.

On August 6, 2013, the Company, through GPM Southeast, LLC, a newly formed subsidiary (the “SE Subsidiary”), completed an acquisition of mainly 263 convenience stores selling fuel (see Note 3). As a result of allocations of additional membership units (Class B), mainly following an equity infusion by ACS, LLC in August 2013 which was required for this acquisition, ACS, LLC held 66.56% interest in the common units and voting rights of the Company.

On August 18, 2014, as part of the completion and implementation of the Settlement Agreement, as described in Note 13, an amended and restated limited liability company agreement that regulates the rights between the holders of the membership units of the Company was signed between ACS, LLC and GPM Holdings Inc. (“Holdings”) resulting in ACS, LLC holding a 75% interest in the common units and voting rights of the Company as of December 31, 2014 and the approval date of the financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Accounting Periods

The Company’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Company experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to changing business operations, but also due to a change in the day of the week in which each period ends.

Use of Estimates

In the preparation of financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include impairment of goodwill and intangible assets, environmental liabilities and asset retirement obligations.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Whenever available, fair value is based on observable market prices or parameters, or is derived from such prices or parameters. When observable prices or inputs are not available, use of unobservable prices or inputs are used to estimate the current fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.

Significant estimates of fair value for the Company include, among other items, assets purchased through acquisitions, tangible and intangible assets acquired and liabilities assumed through business combinations and certain leases. The Company also uses fair value measurements to routinely assess impairment of long-lived assets, intangible assets and goodwill.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase, which are not restricted, to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits.

Restricted Cash

The Company classifies as restricted cash any cash and cash equivalents that are currently restricted from use in order to comply with agreements with third parties, including cash related to open environmental issues, processing of money orders and net lottery proceeds.

Accounts Receivable

The majority of accounts receivable are typically from dealers, vendors and credit card companies in the ordinary course of business. As such, the Company has not experienced significant write-offs. At each balance sheet date, the Company assesses its need for an allowance for potential losses in the collection of its receivables. Receivables are typically due within 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. The Company writes off receivable amounts after determination that the balances are uncollectible.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined using the average cost, net of vendor rebates, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The Company periodically reviews inventory for obsolescence and records a charge to cost of revenues for any amounts required to reduce the carrying value of inventories to net realizable value.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Assets Held-for-Sale

Periodically the Company commits to the divestiture of certain assets which are not part of the operating plan and are ready for immediate sale. Assets held for sale are classified as a component of current assets and recorded at the lower of their cost or fair value less estimated costs to sell.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets, including: 15—30 years for buildings and leasehold improvements; 5—30 years for fuel equipment; 5—15 years for convenience store equipment and 5—15 years for signs, computers and other equipment. Amortization of leasehold improvements is based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured or the estimated useful lives.

Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized.

Impairment of Long-lived Assets

The Company reviews its long-lived assets, including property and equipment and amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a review indicates that the assets will not be recoverable, based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized and the asset’s carrying value is reduced to fair value. Impairment of $0.4 million, $0.1 million and $0.2 million was recorded in relation to closed stores during the years ended December 31, 2014, 2013 and 2012, respectively, on the Company’s property and equipment. No impairment was recognized for the Company’s long-lived intangible assets during the years ended December 31, 2014, 2013, and 2012.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets, including: 5—10 years for fuel supply contracts and non-compete contracts; 8—14 years for customer relationships and 5 years for trade names.

Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company has elected the first day of the fourth quarter to perform the required annual impairment analyses for goodwill. The Company completed the annual impairment analyses for goodwill for the years ended December 31, 2014, 2013 and 2012, noting no impairment.

Favorable and Unfavorable Leases

The Company reviews the terms of lease agreements assumed in conjunction with business acquisitions (as described in Note 3) to determine if the terms are favorable or unfavorable compared to market terms for similar convenience stores in similar geographical locations. The resulting favorable lease assets or unfavorable lease liabilities are recorded on the acquisition date and amortized over the remaining term of the lease agreement.

Deferred Gain

In February 2005, the Company became party to a real estate transaction whereby Getty Realty Corporation (“Getty”) agreed to purchase 23 properties owned by a third party and leased by the Company. In connection with this transaction, Getty agreed to pay the Company and a company wholly controlled by an officer of GPM an aggregate of $6.5 million in consideration for surrendering certain acquisition rights. Under the agreement, the Company continues to lease the properties under substantially similar terms. The Company recorded a deferred gain of $5.1 million related to this transaction and is amortizing that gain over the life of the related leases.

In November 2007, the Company sold a property to a real estate investment trust and entered into a 20-year lease for the same property. The Company deferred the $0.5 million gain on the sale of this property and is recognizing the gain over the life of the lease.

In June 2008, the Company sold two properties to a real estate investment trust for proceeds of $4.2 million and entered into a 15-year lease for the same property. The Company deferred the $3.0 million gain on the sale of this property and is recognizing the gain over the life of the lease.

The amount of deferred gain amortized was $0.6 million for each of the years ended December 31, 2014, 2013 and 2012. Amortization of these deferred gains is recorded in other revenues, net in the accompanying consolidated statements of operations.

Merchandise Vendor Rebates

The Company recognizes merchandise vendor rebates based upon the period of time in which it has completed the unit purchases and/or sales as specified in the merchandise vendor agreements. The Company records such rebates as a reduction of associated costs. Merchandise vendor rebates earned by the Company for the years ended December 31, 2014, 2013 and 2012, were $34.8 million, $24.2 million and $18.4 million, respectively.

Redeemable Units

As of December 31, 2014 and 2013, the outstanding member units of the New Preferred Units and Class A and Class D preferred units are presented outside of members’ equity on the Consolidated Balance Sheets as redeemable units. Also, as of December 31, 2014 the Class C common member units are presented outside of members’ equity on the Consolidated Balance Sheet as redeemable units. These classifications are due to certain contingent redemption features.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The distributions to the holders of the redeemable units are required to be paid prior to any distributions to the other member units in the Company. See Note 14 for a further discussion of the characteristics of the redeemable stock units.

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Company. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs, net of co-op advertising reimbursement from certain vendors/suppliers, for the years ended December 31, 2014, 2013 and 2012, were $2.0 million, $1.3 million and $1.1 million, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Income Taxes

The Company was originally organized as a single member limited liability company. Until August 18, 2011, income or losses of the Company were taxable or deductible to its sole member. Accordingly, no amounts for income taxes were recorded by the Company. Effective with ACS, LLC becoming a member of the Company on August 18, 2011 (See Note 14), the Company became a partnership for tax purposes and income or losses of the Company are taxable or deductible to its members. Accordingly, no amounts for income taxes have been recorded by the Company.

Tax years ended December 31, 2011 through December 31, 2014, remain open and are subject to examination by the taxing authorities. However, management believes that there is appropriate support for its income tax positions taken and those to be taken on income tax returns. Management has determined that no liability for tax matters was required as of December 31, 2014 and 2013. If applicable, the Company will recognize interest and penalties incurred on such obligations as a component of income tax expense.

Reclassifications

Certain items on the consolidated financial statements for the years ended December 31, 2013 and 2012, respectively, have been reclassified, with no effect on net income or members’ equity, to be consistent with the classification for the year ended December 31, 2014.

Revenue Recognition

Fuel revenue and merchandise revenue—Revenues from the sale of merchandise and fuel less discounts given are recognized at the time when title passes to the customer.

Fuel taxes—Certain fuel and sales taxes are invoiced by fuel suppliers or collected from customers and remitted to governmental agencies either directly, or through suppliers, by the Company. Whether these taxes are presented on a gross or net basis is dependent on whether the Company is acting as a principal or agent in the sales transaction. Fuel taxes are presented on a gross basis for retail and consignment fuel sales because the Company is acting as the principal primarily obligor, has pricing latitude and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue include fuel taxes and such amounts of $170.1 million, $132.7

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

million and $102.2 million for 2014, 2013 and 2012, respectively. Fuel taxes are presented on a net basis for direct sales to dealers and other commercial customers in which the Company is primarily acting as an agent in the revenue arrangement and does not retain title to the inventory.

Commissions on sales of lottery products, money orders and prepaid value cards—The Company recognizes a commission on the sale of lottery products, including lottery tickets and on-line products, money orders and sales of prepaid value cards (credit cards) at the time of the sale to the consumer.

Rental income—Rental income on leased and subleased property is recognized on a straight-line basis based upon lease agreements with tenants.

Cost of revenues

The Company records discounts and rebates received from suppliers as a reduction of inventory cost if the discount or rebate is based upon purchases or to cost of revenues if the discount relates to product sold. Discounts conditional upon the volume of the purchases or on meeting certain other goals are included in the consolidated financial statements on a basis relative to progress to comply with the goals warranting a discount, as long as receiving the discounts is probable and its amount can be reasonably estimated. The estimate of compliance with the goals is based, among other things, on contract terms and historical purchases/sales as compared to required purchases/sales.

The Company includes in cost of revenues from fuel sales all costs incurred to acquire fuel, including the costs of purchasing and transporting inventory prior to delivery to customers. The Company does not own transportation equipment and utilizes third party carriers to transport fuel inventory to the retail location. Cost of revenues from fuel sales does not include any depreciation of property and equipment as there are no significant amounts that could be attributed to cost of sales. Accordingly, depreciation is separately classified in the consolidated statement of operations.

Total cost of revenues of sales from suppliers who accounted for 10% or more of total cost of revenues from sales for the periods presented are as follows:

For the years ended December 31,	2014	2013	2012
	(in thousands)
Fuel products—Valero	$589,605	$619,726	$643,828
Fuel products—BP North America	232,467	174,139	130,566
Fuel products—ExxonMobil	159,861	79,990	20,680
Merchandise products—McLane	124,982	124,138	127,589
Merchandise products—CoreMark	114,426	43,877	—

Segments

The Company operates in two operating segments which it has elected to treat as two reporting segments: retail and wholesale. The retail segment consists of fuel and merchandise revenue to retail consumers. The wholesale segment sells fuel to third-party dealers who represent the Company’s final customer and, in other arrangements, delivers fuel to third-party dealers on a consignment basis. In consignment arrangements, the Company retains ownership of the inventory, determines pricing and shares a percentage of the profit with the dealer. Segment information is further discussed in Note 17.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

New Accounting Pronouncements

Revenue Recognition—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other U.S. GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. The new standard is effective for public entities for fiscal years beginning after December 15, 2016 and for interim periods therein. Early adoption is not permitted for public entities. Management is currently evaluating the impact of adopting this guidance.

Pushdown Accounting—In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries upon the occurrence of an event in which an acquirer obtains control of the acquired entity. The amendments provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs, or in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this ASU were effective on November 18, 2014. After the effective date, management can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control events. Management has elected not to apply pushdown accounting at this time, but may elect to apply pushdown accounting in future periods.

Consolidation—In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitization structures. The amendment simplifies the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The amendments in this ASU will be effective for periods beginning after December 15, 2015, for public companies. Management is currently evaluating the impact of adopting this guidance.

3. Acquisitions

The Southeast Acquisition

On June 4, 2013 (the “date of signing”), the Company and the SE Subsidiary signed an Asset Purchase Agreement (the “APA”) with third parties unrelated to the Company (the “Sellers”) for the acquisition of 263 convenience stores selling merchandise and motor fuel in North Carolina, South Carolina, Tennessee and Virginia. The purchase included the following assets:

•	Four owned sites and 259 sites that are leased;

•	33 fuel supply contracts for independently operated convenience stores and gas stations; and

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

•	A fuel transportation business to certain of the self-operated and independently operated sites (which fuel transportation business was sold at the closing date, as detailed below).

The acquisition of such assets is referred to herein as the “Southeast Acquisition” and the operations of the acquired assets, the “Southeast Operations.” The transaction closed on August 6, 2013.

In accordance with the APA, the SE Subsidiary acquired substantially all of the assets and assumed substantially all of the liabilities associated with the Southeast Operations, including agreements with suppliers and independent operators, lease agreements, franchises and licenses for use of branded fuel and quick service restaurant trade names, inventory and goodwill and associated environmental liabilities. This also includes fourteen fee-properties.

Under the APA, the Sellers provide indemnification (subject to a cap and other limitations) for certain environmental damages that were known or unknown at the date of signing.

In conjunction with the Southeast Acquisition, the Company entered into an agreement to provide management services to the parent company of the Sellers. Such agreement continues until either party provides four months’ notice of such termination.

Simultaneously, with the closing of the Southeast Acquisition, the SE Subsidiary sold the transportation business to a common carrier for $0.6 million, which was paid directly to the Sellers. The Company also entered into a 5-year fuel transportation agreement with the common carrier for transportation services to the sites to which the transportation business provided transportation services prior to the closing date.

On the closing date, after deducting the above mentioned amount paid directly to the Sellers on account of the sale of the transportation business and after deducting approximately $2.0 million in net adjustments, as defined in the APA, the SE Subsidiary paid to the Sellers a total amount of approximately $40.3 million in cash and issued to the Sellers a promissory note (the “Sellers Note”), later assigned to an affiliate of the Sellers, in the amount of $7.8 million which does not bear interest and is repayable in installments over a period of 24 months until it matures on August 6, 2015.

The Consideration was subject to post-closing adjustments as defined in the APA. Based upon post-closing analysis and the subsequent settlement signed between the parties, the Company has recorded a receivable from the Sellers in the amount of approximately $0.2 million for net working capital adjustments and the Sellers Note was reduced to approximately $4.6 million at face value and to $4.3 million after discounting to fair value at the acquisition date, for certain adjustments. To secure repayment of the Sellers Note and after receiving the consent of PNC Bank, National Association (“PNC”), a second lien on the assets and rights of the Company was given to an affiliate of the Sellers. Pursuant to the APA, the Company guarantees certain of the SE Subsidiary’s payment obligations under the APA, including the obligations under the Sellers Note.

The Sellers Note represents, among other things, the obligations of the SE Subsidiary to deposit $2.7 million of the consideration in an escrow account 22 months after the closing primarily to secure the indemnification rights of the SE Subsidiary against the Sellers with respect to losses (as defined in the APA). The deposited amount will be released to the Sellers, less recoverable claims, at the later of two years from the closing date or the date on which all indemnification amounts to which the SE Subsidiary is entitled are paid in full.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company financed the acquisition through an equity infusion, a refinancing of its term loan and line of credit with PNC (Note 10) and the Sellers Note.

The fair value of the consideration for the acquisition on the closing date was follows:

Consideration at August 6, 2013	Amount
(in thousands)
Cash	$40,264
Sellers note	4,314
Net working capital adjustment	(166)
Contingent consideration arrangement	1,509

Total consideration	$45,921

Net cash outflows for the acquisition:

Net cash outflow from acquisition	Amount
(in thousands)
Consideration paid in cash	$40,264
Less: cash and cash equivalent balance acquired	(873)

Total cash consideration	$39,391

At the closing of the Southeast Acquisition, the SE Subsidiary entered into an agreement pursuant to which one of the Sellers would provide consulting and other services to the SE Subsidiary, upon demand of the SE Subsidiary until December 31, 2017, which could be extended until December 31, 2020. In consideration for the services rendered by one of the Sellers, the SE Subsidiary would pay one of the applicable Sellers each calendar year (after tax filing) an amount equal to 50% of the tax savings in respect to the assets acquired, if and to the extent that such amount was applicable. Such contingent consideration liability was accounted for as part of the purchase price consideration.

The anticipated cumulative contingent payments to be made under the agreement totals $2.2 million, the payment limit given the assumptions used. The fair value of the contingent consideration, as of the acquisition date, was approximately $1.5 million. As of December 15, 2014 and thereafter, there are no tax savings, as defined in the consulting agreement, expected in respect to the assets acquired and therefore no payment is due. On February 10, 2015, the Seller and the Company signed a termination agreement to the consulting agreement, effective as of December 15, 2014. In the accompanying consolidated statement of operations, the effect of the cancellation is reflected in other expenses.

Determining the fair value of identifiable assets and liabilities—Beginning August 6, 2013, the Company is consolidating the SE Subsidiary into its financial statements. While consolidating the acquired operation, the Company included identifiable tangible and intangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on acquisition completion date, based on, among other things, external consultants hired for this purpose. This information mainly includes the balances of trade and other receivables, inventory, property and equipment, intangible assets, trade payables and other liabilities including environmental, asset retirement obligation, leases and the Sellers Note.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The table below contains the estimated fair value of the assets acquired and liabilities assumed:

Assets acquired and liabilities assumed at the date of acquisition	Amount
(in thousands)
Current assets
Cash and cash equivalents	$873
Trade receivables	5,959
Other current assets	5,786
Inventory	22,302
Current portion of fair value of favorable leases acquired	1,082
Current portion of environmental receivables	655
Non current assets
Environmental receivables	9,021
Property and equipment	53,284
Identifiable intangible assets	4,462
Prepaid expenses	907
Fair market value of favorable leases acquired	5,782
Current liabilities
Trade payables	(30,292)
Other current liabilities	(8,701)
Current portion of fair value of unfavorable leases acquired	(1,456)
Current portion of environmental liabilities	(1,709)
Non current liabilities
Environmental liabilities	(11,056)
Asset retirement obligations	(1,488)
Other liabilities	(187)
Fair market value of unfavorable leases acquired	(13,275)

Total identifiable net assets	41,949
Goodwill	3,972

Total consideration	$45,921

Goodwill arising on acquisition—As a result of the business acquisition, the Company recorded goodwill in the amount of $4.0 million.

Acquisition related costs—Acquisition related costs totaling $1.2 million and $0.2 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses in the Company’s consolidated statement of operations for the year ended December 31, 2013 and 2012, respectively.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following is unaudited pro forma information related to the Southeast Acquisition as if the transactions had occurred on January 1, 2013:

For the year ended December 31,	2013
(in thousands)
Total revenue	$1,886,832
Net loss	$(4,093)

The Virginia Acquisition

On July 18, 2013, the Company entered into an agreement with an unrelated third party, to purchase five convenience stores (including the real estate assets at these stations) located in the Commonwealth of Virginia (the “Virginia Acquisition”) for consideration of approximately $4.5 million, plus the cost of inventory. The transaction closed on August 1, 2013. The Company entered this transaction to expand its presence in Virginia. The financing for the transaction included a $3.1 million term loan agreement entered into on August 1, 2013 with M&T Bank. See Note 10 for further details.

The acquired assets of the acquired operations are as detailed below:

Recognized amounts of identifiable assets acquired and liabilities assumed	Amount
(in thousands)
Current assets
Cash	$12
Inventory	491
Non current assets
Property and equipment	4,340
Current liabilities
Other liabilities	(8)

Total identifiable net assets	4,835
Goodwill	—

$4,835

4. Accounts Receivable

Receivables consist of the following as of December 31, 2014 and 2013:

As of December 31,	2014	2013
	(in thousands)
Credit card receivables	$6,956	$8,188
Vendor receivables	9,622	8,292
Dealer receivables, net	656	1,288
Other account receivables	2,045	1,491

Total accounts receivables, net	$19,279	$19,259

An allowance for uncollectible accounts is provided based on management’s evaluation of outstanding accounts receivable. As of December 31, 2014 and 2013, the Company had reserved $68,000 and $18,000, respectively, for uncollectible dealer receivables.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following is a summary of the valuation accounts related to dealer receivables:

As of December 31,	2014	2013
	(in thousands)
Balance as of beginning of year	$18	$6
Acquisitions	—	41
Provision for doubtful accounts	89	5
Less accounts written-off	(39)	(34)

Balance as of end of year	$68	$18

5. Inventory

Inventory consists of the following:

As of December 31,	2014	2013
	(in thousands)
Fuel inventory	$13,455	$18,961
Merchandise inventory	31,428	28,298
Lottery inventory	5,329	4,813

Total inventory	$50,212	$52,072

6. Other Current Assets

Other current assets consists of the following:

As of December 31,	2014	2013
	(in thousands)
Prepaid expenses	$3,114	$3,055
Prepayment for future business acquisitions	2,300	—
Environmental receivable—current portion	1,282	2,038
Supplies inventory	1,252	1,300
Assets held for sale	—	356
Other current assets	999	1,343

Total other assets	$8,947	$8,092

7. Property and Equipment

Property and equipment consists of the following as of December 31, 2014 and 2013:

As of December 31,	2014	2013
	(in thousands)
Land	$11,979	$11,126
Buildings	41,228	38,338
Equipment	118,176	113,677
Assets in progress	721	4,036
Accumulated depreciation	(63,255)	(53,618)

Total property and equipment, net	$108,849	$113,559

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Depreciation expense was $14.6 million, $9.2 million and $5.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

8. Goodwill and Intangible Assets

Goodwill

The following summarizes the activity in goodwill, by segment, during the years ended December 31, 2014 and 2013:

	Retail	Wholesale	Total
	(in thousands)
Beginning balance, January 1, 2013	$16,636	$1,586	$18,222
Goodwill attributable to acquisitions for the year ended December 31, 2013	3,972	—	3,972

Ending balance, December 31, 2013 and December 31, 2014	$20,608	$1,586	$22,194

Intangible Assets

Intangible assets consist of the following as of December 31, 2014 and 2013:

As of December 31,	2014	2013
	(in thousands)
Fuel supply and non-compete contracts	$3,482	$3,482
Customer relationships	847	847
Trade name	3,178	3,178
Accumulated amortization—Fuel supply and non-compete contracts	(2,303)	(1,892)
Accumulated amortization—Customer relationships	(559)	(439)
Accumulated amortization—Trade name	(852)	(246)

	$3,793	$4,930

Trade names related to the wholesale segment of $0.2 million as of December 31, 2014 and 2013 were determined to be indefinite lived intangibles and, as such, are not amortized.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The weighted average remaining amortization period for fuel supply and non-compete contracts, customer relationships, and trade names are approximately 3 years, 5 years and 4 years, respectively. Amortization expense related to definite lived intangible assets was $1.1 million, $0.7 million, and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

Future Amortization Expense	Amount
(in thousands)
2015	$1,078
2016	1,054
2017	886
2018	490
2019	22
Thereafter	113

$3,643

9. Accrued Expenses and Other Current Liabilities

The components of accrued liabilities as of December 31, 2014 and 2013 are as follows:

As of December 31,	2014	2013
	(in thousands)
Accrued employee costs	$6,551	$3,270
Fuel and other taxes	4,500	4,078
Accrued workers compensation	2,405	2,852
Deferred vendor income, current portion	1,462	1,020
Deferred gain, current portion	581	581
Accrued interest	110	129
Other accrued liabilities	4,128	3,873

Total accrued liabilities	$19,737	$15,803

10. Debt

The Company’s notes payable and lines of credit as of December 31, 2014 and 2013 were composed of the following items:

As of December 31,	2014	2013
	(in thousands)
PNC Term Loan	$29,033	$32,383
PNC Line of Credit	15,083	33,517
M&T Debt	5,019	5,289
Sellers Note	3,549	4,185
Sweet Oil Seller Note	—	750
Insurance Premium Notes	475	1,019

Total notes payable and lines of credit	$53,159	$77,143

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Financing agreement with PNC Bank

On August 6, 2013, the Company signed an amended and restated financing agreement with PNC to finance the Southeast Acquisition detailed in Note 3 (“PNC Facility”). The Company’s original agreement with PNC was entered into in November 2011. Pursuant to the PNC Facility, PNC provided the Company with a term loan of $33.5 million (the “PNC Term Loan”) and a line of credit of up to $45.0 million (the “PNC Line of Credit”), both provided for a period of five years.

The PNC Term Loan bears a rate of interest that is based on the amount borrowed. A portion of the PNC Term Loan bears interest at LIBOR, fixed for 30, 60 or 90 day periods, plus 3.50% while the remainder of the PNC Term Loan bears interest at the Prime rate plus 2.00%. As of December 31, 2014, the Company had fixed the interest rate on $29.0 million of the PNC Term Loan for 30 days at LIBOR plus 3.50% (3.66% as of December 31, 2014), while the remainder of the PNC Term Loan, $33,000 bore interest at Prime plus 2.00% (5.25% as of December 31, 2014). The principal of the loan is being paid in equal monthly installments of approximately $0.3 million with the balance due on the maturity date, August 6, 2018.

The Company has the right to repay the PNC Term Loan, subject to payment of a prepayment penalty of 2.00% in the first two years and 1.00% in the third year. There is no prepayment penalty if the loan is repaid after the third year.

The PNC Line of Credit of up to $45.0 million bears interest at LIBOR plus 2.50% for a notional amount fixed for 30, 60 or 90 day periods, while borrowings in excess of the notional amount, if any, bear interest at Prime rate plus 1.00%. As of December 31, 2014, the Company had fixed the interest rate on a notional amount of $16.8 million for 30 days at LIBOR plus 2.50% (2.66% as of December 31, 2014). This is classified as a current liability in the accompanying consolidated balance sheets as the Company has an arrangement with PNC which requires a daily pay down on the PNC Line of Credit balance.

The PNC Line of Credit was obtained for purposes of financing the Company’s working capital. The maximum borrowing base is determined each week as the lower of the four week average cash receipts or a percentage of the working capital balances less certain reserves and the amount of the outstanding letters of credit.

As of December 31, 2014, the PNC Line of Credit unused available balance was $17.0 million. The PNC Line of Credit availability is subject to certain reserves and limitations, totaling $0.9 million at December 31, 2014. The Company may utilize up to $10.0 million of the PNC Line of Credit to issue letters of credit at an annual cost of 1.50% of the amount of the letters of credit issued. As of December 31, 2014, $0.2 million of the PNC Line of Credit was utilized for the issuance of letters of credit which were issued to a supplier of the Company.

As collateral for the PNC Facility, the Company granted PNC a lien on all of the owned and leased real estate (except for the real estate pledged to M&T Bank), inventory, receivables, and the balance of the Company’s assets (including share capital of its subsidiaries, and all of its existing and future assets except for assets that cannot be pledged due to regulatory or contractual restrictions). Additionally, the immediate owners of the Company, ACS, LLC and Holdings have pledged their interest in membership units as collateral.

The Company is allowed to distribute to its members up to 50% of its excess cash flows for a preceding calendar year as long as, among other things, 1) the obligations under the Sellers Note have been paid in full, 2) the Company repays to PNC (as a reduction of the PNC Term Loan) an

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

amount equal to the excess cash flows distributed to its members, and 3) the Company has Undrawn Availability and Average Undrawn Availability, as defined in the PNC Facility, on the date of such distribution is made of no less than $10.0 million.

The PNC Facility contains the following financial covenants:

Leverage Ratio—The Leverage Ratio, which is measured quarterly, compares the Company’s Funded Debt, as defined in the PNC Facility, to Adjusted Earnings before Interest, Taxes, Depreciation, Amortization (EBITDA) for 12 consecutive preceding months and certain other adjustments as defined in the PNC Facility. The Company is required to maintain a Leverage Ratio of no greater than 3.30 to 1 for the fiscal quarters ended September 30, 2013, December 31, 2013 and March 31, 2014 and 2.75 to 1 for all quarters thereafter. As of December 31, 2014 and December 31, 2013, the Company’s Leverage Ratio was 0.76 to 1 and 1.47 to 1, respectively.

Fixed Charge Coverage Ratio (FCCR)—The FCCR measures the Company’s Adjusted EBITDA less unfinanced capital expenditures, dividend distributions and tax distributions and plus tax refunds, all for 12 consecutive preceding months to fixed charges, including historical debt service requirements. The Company is required to maintain a FCCR ratio of not less than 1.10 to 1. As of December 31, 2014 and December 31, 2013, the Company’s FCCR was 2.59 to 1 and 1.51 to 1, respectively.

As of December 31, 2014, the Company is in compliance with all of the obligations and financial covenants under the terms and provisions of the PNC Facility.

Supplemental Term Loan: On December 3, 2014, the Company obtained a commitment from PNC to provide an $8.0 million term loan to finance the Carolinas Acquisition (the “supplemental term loan”), which was entered into on February 3, 2015. The supplemental term loan was added to the PNC Facility and has the same terms as the PNC Term Loan including the interest rates, amortization period and financial covenants. In addition, the supplemental term loan will mature on the same date as the PNC Term Loan, which is August 6, 2018. The supplemental term loan is secured by the collateral provided in favor of PNC plus the assets purchased by the SE Subsidiary as part of the Carolinas Purchase Agreement.

Financing agreement with M&T Bank

The Company has entered into five loan agreements (collectively, the “M&T Debt”) with a bank, M&T Bank (“M&T”).

In June 2012, the Company entered into two loan agreements totaling $1.4 million for the purchase of real estate at two of the Company’s locations. The loans are collateralized with the acquired property and certain other property at the locations. The loans are payable in equal monthly installments including interest with a lump sum payment of $1.0 million due at the end of the five year term. The interest rate on the two loans is fixed for the entire term at 4.19%.

In March 2013 and in April 2013, the Company entered into two loan agreements for $0.6 million and $0.4 million, respectively. The loans are collateralized with real estate associated with two Company-operated stores purchased from two of the Company’s landlords. The loans are payable in equal monthly installments including interest with a lump sum payment of $0.4 million and $0.3 million, respectively, due at the end of the five year terms. The interest rate on each loan is fixed for the entire term at 4.28% and 4.25%, respectively.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

In August 2013, the Company entered into a loan agreement for $3.1 million. The loan is secured by the real and personal property at the five convenience stores selling motor fuel purchased from an unrelated third party (See Note 3). The loan is payable in equal monthly installments including interest with a lump sum payment of $2.0 million due at the end of the five year term. The interest rate on the loan is fixed for the entire term at 4.79%.

The M&T Debt contains the same financial covenants as the PNC Facility as described above. In addition, the August 2013 loan agreement as described above contains one additional financial covenant, the M&T Debt Service Coverage Ratio, comparing adjusted store EBITDA for the five acquired stores as defined in the loan agreement. The Company is required to maintain an M&T Debt Service Coverage Ratio, measured on a trailing 12 month basis, of not less than 1.25 to 1. As of December 31, 2014 and 2013, the Company’s M&T Debt Service Coverage Ratio was 5.26 to 1 and 4.77 to 1, respectively.

As of December 31, 2014, the total M&T Debt was $5.0 million. The Company is in compliance with all of the obligations and financial covenants under the terms and provisions of the M&T Debt at December 31, 2014.

Certain Other Financing Agreements

Sellers Note: On August 6, 2013, and as described in Note 3, the SE Subsidiary issued to the sellers the Sellers Note. The Sellers Note does not bear interest, and is repayable in installments over a period of 24 months until it matures on August 6, 2015. After receiving the consent of PNC, a second lien on the assets and rights of the Company was given to an affiliate of the Sellers. The rights in the Sellers Note, including the second lien security interest, were transferred to an affiliate of the Sellers. As of December 31, 2014 and 2013 the outstanding balance on the Sellers Note was $3.5 million and $4.2 million, respectively.

Sweet Oil Seller Note: In connection with a 2007 acquisition, the Company issued a $5.5 million promissory note (the “Sweet Oil Seller Note”) to the seller. The balance for the Sweet Oil Seller Note was $0.8 million as of December 31, 2013. The Sweet Oil Seller Note was paid in full as of December 31, 2014 and the seller released all liens which it had in assets of the Company related to the Sweet Oil Seller Note.

Insurance Premium Notes: During the ordinary course of business, the Company finances insurance premiums with notes payable. These notes are generally entered into for a term of 18 months or less. The balances due for these notes payable were $0.5 million and $1.0 million as of December 31, 2014 and 2013, respectively. Total scheduled future principal payments, required under the note agreements, excluding the PNC Line of Credit, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$7,656
2016	3,645
2017	4,625
2018	22,150

$38,076

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

In connection with the PNC Facility, the M&T Debt and other debt, deferred financing costs of $1.3 million and $1.9 million were incurred and capitalized as of December 31, 2014 and 2013, respectively. Amortization of deferred financing costs was $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Such amounts are classified as a component of interest expense in the accompanying consolidated statements of operations.

11. Commitments and Contingencies

Environmental Liabilities and Contingencies

The Company is responsible for certain environmental costs and legal expenses arising in the ordinary course of business. See Note 12 for further discussion.

Asset Retirement Obligation

The Company recognizes the future cost to remove an underground storage tank over the estimated remaining useful life of the underground storage tank. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. The Company amortizes the amount added to equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. The accretion of the asset retirement obligation is recorded in interest expense in the accompanying consolidated statements of operations.

The estimated liability is based upon the Company’s historical experience in removing underground storage tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and federal and state regulatory requirements. The liability is discounted using an 8% discount rate. The Company annually re-evaluates its asset retirement obligations and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or whether federal or state regulators enact new guidance on the removal of such tanks. The noncurrent portion of the asset retirement obligation is included in long-term liabilities in the accompanying consolidated balance sheets.

A reconciliation and roll forward of the Company’s liability for the removal of its underground storage tanks is as follows:

	2014	2013
	(in thousands)
Beginning Balance as of January 1,	$7,073	$5,274
Additions	185	1,584
Accretion expense	434	339
Adjustment	(101)	—
Retirement of tanks	(205)	(124)

Ending Balance as of December 31, (*)	$7,386	$7,073

(*)	$45,000 and $8,000 were recorded to accrued expenses and other current liabilities in the accompanying consolidated balance sheets at December 31, 2014 and 2013, respectively.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Operating Leases

The Company leases the majority of the convenience stores it operates, certain offices and certain equipment. Total rent expense associated with these operating leases for the years ended December 31, 2014, 2013 and 2012, was $43.7 million, $30.3 million and $21.2 million, respectively. Total rent expense noted above includes the impact of amortization of favorable and unfavorable leases assumed with the acquisition discussed in Note 3. The effect of amortizing the favorable and unfavorable leases was a reduction of rent expense totaling $0.4 million, $0.2 million and $0 for the years ended December 31, 2014, 2013 and 2012, respectively. The leases contain escalation clauses and renewal options as outlined in the agreements. Certain of the Company’s leases also require contingent rental payments based on fuel sales. Such amounts are not material for the periods presented.

The future minimum cash rental payments required under these leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2014, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$40,784
2016	36,110
2017	35,078
2018	33,256
2019	31,881
Thereafter	193,269

$370,378

Sublease Arrangements

The Company has sublet certain properties which are accounted for as operating subleases. Total operating sublease income for the Company was approximately $4.5 million, $4.1 million and $3.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. Sublease income is included in other revenues in the accompanying consolidated statements of operations. The future minimum cash payments to be received under these subleases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2014, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$3,694
2016	3,199
2017	2,901
2018	2,558
2019	2,047
Thereafter	3,882

$18,281

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Capital Leases

The Company leases certain equipment under capital lease arrangements. The gross value of the assets under capital lease was $11.9 million and $8.0 million as of December 31, 2014 and 2013, respectively. Accumulated amortization related to assets under capital lease was $6.1 million and $5.4 million as of December 31, 2014 and 2013, respectively. Interest expense related to those leases was $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The future minimum cash payments to be paid under these leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2014, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$1,523
2016	1,348
2017	892
2018	785
2019	667
Thereafter	56

Total Future Debt Payments	$5,271

Less Interest and Current Portion:
Interest portion	$(568)
Current portion	(1,292)

$3,411

Fuel Vendor Agreements

The Company enters into fuel supply contracts with various major fuel suppliers. These fuel supply contracts have expiration dates at various times through December 31, 2021. In connection with certain of these fuel supply and related incentive agreements, the Company received upfront payments and other vendor assistance payments for rebranding costs and other incentives. If the Company defaults under the terms of any contract, including not purchasing committed fuel purchase volume, or terminates any supply agreement prior to the end of the applicable term, the Company must reimburse the respective fuel supplier for the unearned unamortized portion of the payments received to date. The payments are amortized and recognized as a reduction to fuel cost of revenues using the specific amortization periods based on the term of each agreement either using the straight-line method or based on fuel volume purchased. The amount of the unamortized balance liability was $3.6 million and $4.7 million as of December 31, 2014 and 2013, respectively. The legal liability period in these fuel supply agreements can extend beyond the amortization period used for book purposes. As of December 31, 2014, the Company is in compliance with all of its fuel vendor agreements.

Purchase Commitments

In the ordinary course of business, the Company has entered into agreements with suppliers to purchase inventories for varying periods of time. The Company’s fuel vendor agreements with

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distributions. If the Company fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or a financial penalty per gallon based on the volume shortfall for the given year. Based upon the Company’s current and future expected purchases, the Company does not anticipate incurring penalties for volume shortfalls.

The total future minimum gallon volume purchase requirements from fuel vendors are as follows:

As of December 31, 2014	Gallons
(in thousands)
2015	307,360
2016	304,028
2017	295,239
2018	286,494
2019	220,847
Thereafter	417,178

Total	1,831,146

Merchandise Vendor Agreements

The Company enters into various merchandise product supply agreements with major merchandise vendors. These major vendors supply a significant portion of the Company’s merchandise supply. The Company receives incentives for agreeing to exclusive distribution rights for the suppliers of certain supplies. As of December 31, 2014, the Company is in compliance with all of its merchandise vendor agreements.

Legal Matters

In September 2012, the Company negotiated a settlement agreement with current and former employees related to certain alleged wage and hour violations. The amount of the settlement totaled $0.4 million and was accrued at year end. The Company paid this settlement in January 2013. In April 2013, the Company negotiated a settlement with current and former employees related to certain alleged wage and hour violations in a second Connecticut class action lawsuit. The settlement received court approval on August 5, 2013 and the Company paid the $0.2 million settlement in August 2013.

On June 29, 2014, the Company, ACS, LLC and ARKO entered into a settlement agreement with Holdings and certain related parties to resolve the repayment of the outstanding debt of Holdings to the Company and disputes between the parties in legal proceedings. See Note 13 for further discussion (the “Settlement Agreement”).

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

General—The Company is also a party to various other legal actions, as both plaintiff and claimant, in the ordinary course of business. The Company’s management believes that these other actions are routine in nature and incidental to the operation of its business. The Company’s management’s present judgment, with support from legal counsel, is that the ultimate resolution of these matters will not have a material adverse impact on its business, financial condition, results of operations and cash flows.

12. Environmental Liabilities and Contingencies

The Company is subject to certain federal and state environmental laws and regulations associated with convenience store sites where they store and sell fuel and other petroleum products.

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual payments for registration of underground storage tanks are recorded as prepaid expenses when paid and expensed throughout the year.

•	Environmental compliance testing is expensed as incurred.

•

Payments for upgrading and installing corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected useful life of the equipment.

•

Costs for removal of underground storage tanks located at the Company’s convenience stores and selected dealer locations are classified under the Asset Retirement Obligation section as described in Note 11.

•

A liability for the Company’s future remediation costs and related legal costs of contaminated sites related to underground storage tanks as well as other exposures, is established when such losses are probable and reasonably estimable. Reimbursement for these expenses government funds or from insurance companies is recognized as a receivable. The liabilities and receivables are not discounted to their present value. The adequacy of the liability is evaluated by a third party at least semiannually and adjustments are made based on updated experience, changing environmental conditions and changes in government policy.

As of December 31, 2014 and 2013, the Company’s environmental obligations totaled $13.8 million and $14.6 million, respectively. These amounts are recorded as environmental liabilities in the accompanying consolidated balance sheets. Environmental reserves have been established on an undiscounted basis based upon internal and external estimates in regard to each site. It is reasonably possible that these amounts will be adjusted in the future due to changes in estimates of environmental remediation costs, the timing of the payments or whether the federal and/or state regulations in which the Company operates, and which deal with the environment, will be amended.

The Company maintains certain environmental insurance policies and participates in various state Underground Storage Tank funds that entitle the Company to be reimbursed for environmental loss mitigation. Estimated amounts that will be recovered by the Company from its insurance policies and various state funds for the exposures totaled $9.0 million and $9.7 million

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

as of December 31, 2014 and 2013, respectively, and are recorded as environmental receivables in the accompanying consolidated balance sheets.

The undiscounted amounts of future estimated payments and anticipated recoveries from insurance policies and various state funds as of December 31, 2014, are as follows:

As of December 31, 2014	Payments	Recoveries	Net Obligations
	(in thousands)
2015	$2,995	$1,282	$1,713
2016	3,020	1,977	1,043
2017	2,318	1,722	596
2018	1,696	1,311	385
2019	1,262	941	321
Thereafter	2,479	1,810	669

Total Future Payments and Recoveries	$13,770	$9,043	$4,727

13. Related Party Transactions

Related Party Receivables

In 2003, Holdings had issued promissory notes to the Company which totaled $5.0 million, as of December 31, 2013. These notes did not bear interest, were all due in 2013 and could have been prepaid in full or in part at any time until their due date without penalty. Prior to the August 2014 Settlement Agreement described below, no payments had been made by Holdings to the Company related to these notes and they were classified as noncurrent due to delays in payment as of December 31, 2013.

Additionally, the Company had previously made estimated income tax and other payments as well as received income tax refunds and other amounts on behalf of Holdings. During 2013, the Company began withholding the $25,000 monthly distribution due to Holdings and began applying the withheld payments to the accounts receivable balance from Holdings. The accounts receivable balance due from Holdings for this net activity at December 31, 2014 and 2013 was zero and $2.3 million, respectively.

Settlement Agreement

On June 29, 2014, the Company, ACS, LLC, Holdings and certain of their respective affiliates, entered into a settlement agreement which, among other things, resolved the repayment of the outstanding debt of Holdings to the Company and certain disputes between various parties in the legal proceedings.

On August 18, 2014, after the fulfillment of all the conditions to the completion and implementation of the terms of the Settlement Agreement, the Settlement Agreement came into force and the following Agreements, among others, were signed and came into force:

Promissory Note Receivable: A new noninterest bearing promissory note in the amount $7.1 million was signed by Holdings (the “Promissory Note”) and payable to the Company.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Amended LLC Agreement: An amended and restated limited liability company agreement that regulates the rights between the holders of the membership units of the Company was signed between ACS, LLC and Holdings (the “Amended LLC Agreement”). The main points of the Amended LLC Agreement are stated below:

•

ACS, LLC purchased 1,236.49 class C member units (which were converted into class B member units) from Holdings resulting in ACS, LLC owning all class B member units (a 75% interest in the common membership units and voting rights of the Company) and Holdings owning all class C membership units (a 25% interest in the common membership units and voting rights of the Company).

•

The Company’s 15,000,000 class A preferred membership units and 22,500,000 class D preferred membership units were converted into 37,500,000 of new preferred member units (the “new preferred member units”) and ACS, LLC and Holdings each hold 50% of the new preferred member units which are entitled to a distribution of $37.5 million in preferred return and a return in an amount of 8.75%, compounded semi-annually, and guaranteed for a period of two years.

•

The Board of Managers of the Company will examine and approve whether the Company has distributable cash (“Distributable Cash”). Distributable Cash would be used, for the payment of the preferred return of the new preferred member units, in a ratio of 50%-50% (or the class A and class D preferred membership units, in a ratio of 51%-49%, as applicable) until payment of all of the amounts, when the distribution and amount of the distribution, if any, subject to the discretion of the Board of Managers of the Company and the restrictions and provisions determined with regard to making the aforesaid distributions in agreements to which the Company is party to, including the restrictions stated in Note 14 below.

•

ACS, LLC and Holding have agreed to advance the Company up to $35.0 million in equal shares as member loans in order to finance certain specific acquisitions set forth in the Amended LLC Agreement, including the potential acquisition of 163 convenience stores described in Note 20 below.

•

A Registration Rights Agreement was signed by the Company, ACS, LLC and Holdings. According to this Registration Rights Agreement, on the date of an initial public offering of Company’s securities, if any, each of the holders of the membership units will have the right to require that the Company register the membership units held by them pursuant to the securities laws of the United States and include them within the framework of the future listing of the Company’s membership units, on the terms provided in the Registration Rights Agreement.

On March 13, 2015, ARKO and Holdings issued loans to the Company to fund the acquisition of 42 fuel stations and convenience stores. See Note 20 for additional discussion.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Balances outstanding with related parties as of December 31, 2014 and 2013 are as follows:

As of December 31,	2014	2013
	(in thousands)
Other current assets
Due from ARKO	$—	$176
Noncurrent assets
Due from Holdings*	7,133	7,286
Current liabilities
Due to ARKO	(115)	—

	$7,018	$7,462

(*)

As discussed above, on August 18, 2014 Holdings issued a new noninterest bearing promissory note in the amount $7.1 million. This note satisfied in full the $5.0 million promissory notes from Holdings and other receivables from Holdings of $2.3 million also described above.

Management Agreement

In September 2011, the Company entered into a management agreement, which was subsequently amended, with an entity owned by the Company’s Chief Executive Officer (CEO) whereby the Company would pay that entity a fee of $25,000 per month, as compensation for the services provided by the CEO, through November 30, 2014. Pursuant to an amendment to the management agreement, beginning December 1, 2014, the Company pays such entity a fee of $46,875 per month as compensation for the services provided by the CEO. The management agreement also requires the Company to pay certain travel and other living expenses. No amounts were due this entity at December 31, 2014 and 2013. Expenses associated with this agreement are reported in general and administrative expenses within the consolidated statements of operations and totaled $0.3 million per year for the years ended December 31, 2014, 2013 and 2012, respectively.

14. Redeemable Units and Members’ Equity

As of December 31, 2014 and 2013, the membership units authorized, issued and paid are as follows:

As of December 31, 2014	Units
Class B member units	10,990
Class C member units	3,664
New preferred member units	37,500,000

As of December 31, 2013	Units
Class A preferred member units	15,000,000
Class B member units	9,754
Class C member units	4,900
Class D preferred member units	22,500,000

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

From inception through August 18, 2011, the Company had only 100 membership units which were owned by Holdings. On August 18, 2011, through ACS, LLC, a company owned at that time by the controlling shareholders of ARKO, Messrs. Arie Kotler and Morris Willner, entered into an agreement with the Company and Holdings in the context of which ACS, LLC invested $15.0 million in the Company in exchange for 15,000,000 Class A preferred membership units of the Company and 5,100 Class B membership units of the Company, which represented, at that time, 51% of the voting rights in the Company (the “Member Interest Purchase Agreement”). In conjunction with this investment, ACS, LLC and Holdings entered into the Third Amendment and Restatement of the LLC Agreement of GPM Investments, LLC (the “LLC Agreement”). In conjunction with this transaction, Holdings, converted its 100 membership units of the Company into 4,900 Class C membership units, which represented, at that time, 49% of the voting rights in the Company. Additionally, loans of Petro Group Ltd and D.Y.G Trading and Marketing Ltd., an entity related to Petro Group Ltd, the indirect owner of Holdings, with a debt balance as of that date of approximately $12.8 million, were transferred and endorsed to Holdings and were converted to 22,500,000 Class D preferred membership units of the Company which was held by Holdings. The Class B and Class C membership units include voting rights and the Class A and Class D membership units were entitled to a preferred return on account of the membership units as stipulated in the LLC Agreement.

On August 1, 2013, (to fund the capital call demand, in the total amount of $12.5 million for the acquisition detailed in Note 3), ACS, LLC, infused a total of $6.4 million, which was the full requirement of ACS, LLC under the capital call demand, against the allocation of additional 2,125 Class B membership units of the Company, and an additional amount of $6.1 million, which represented the full requirement of Holdings, which held as of that date 49% interest in the common membership units and the voting rights of the Company and voting rights, under the capital call demand, against the allocation of an additional 2,042 Class B units of the Company which represented a dilution in Holding’s common membership units and voting rights (Class C), all in accordance with the mechanisms set out in the LLC Agreement.

On August 6, 2013, ACS, LLC informed the Company and Holdings that Holdings was required to indemnify ACS, LLC for damages incurred by ACS, LLC as a result of Holdings non-compliance with the Member Interest Purchase Agreement. As a result ACS, LLC activated its right to allocate additional 487 Class B membership units of the Company for an amount equal to approximately $0.5 million of the indemnifiable amount. Accordingly, the allocations of the additional Class B membership units, resulted in ACS, LLC holding a 66.56% interest in the common membership units and voting rights of the Company through August 2014.

Pursuant to the Settlement Agreement, as described in Note 13 above, as of December 31, 2014 ACS, LLC holds 75% of the common membership units and voting rights of the Company and Holdings holds 25% of the common membership units and voting rights of the Company and ACS, LLC and Holdings each hold 50% of the new preferred member units.

Rights accompanying membership units

Under the LLC Agreement, and up until the August 2014 Settlement Agreement, the Class A and Class D member units were entitled to a preferred return of 8.75%. To the extent that there was Distributable Cash, as defined in the LLC Agreement, and approved by the Company’s Board of Managers, the Class A members were entitled to distributions, on a semiannual or more frequent basis, of 51% of the Distributable Cash and the Class D members were entitled to distributions of 49% of the Distributable Cash. Such Distributable Cash is applied first to the preferred return and

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

then to the capital contributed by each class up to the amount contributed by each Class. Payments of Distributable Cash to the Class A and Class D units were to continue until the Class A and Class D membership units were repaid in full together with a preferred return of 8.75% at which point the Class A and Class D units were to be considered redeemed.

The Company’s new preferred member units, as discussed in Note 13, are entitled to a distribution of $37.5 million in preferred return and a return in an amount of 8.75%, compounded semi-annually guaranteed for a period of two years. Upon payment of all preferred return, the new preferred member units are to be considered redeemed. Additionally, ACS, LLC can, at its option, require the Company to redeem the units held by Holdings.

As agreed to in the Amended LLC Agreement, the Board of Managers of the Company will be composed of seven members, five members to be appointed by the holders of the Class B membership units (two of which manager positions are vacant as of the date of these financial statements) and two members to be appointed by the holders of the Class C membership units. As of December 31, 2014, there were no Class A or Class D units issued and outstanding (all Class A and Class D units were converted to 37,500,000 new preferred member units, as further discussed in Note 13 above). As of December 31, 2013, there were 15,000,000 and 22,500,000 Class A and Class D units issued and outstanding, respectively.

15. Fair Value Measurements and Financial Instruments

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets of liabilities in inactive markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value adjustment.

Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between any levels in 2014, 2013 or 2012.

The fair value of the Company’s cash and cash equivalents, restricted cash, trade and other accounts receivable, accounts payable and accrued liabilities approximated their carrying values as of December 31, 2014 and 2013 due to the short-term maturity of these instruments.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of the Company’s long-term debt approximated its carrying value as of December 31, 2014 and 2013 due to the frequency with which interest rates are reset based on changes in prevailing interest rates. The fair value of debt, classified as a Level 2 measurement, was estimated by discounting future cash flows at estimated current cost of funding rates, which incorporate the credit risk of the Company.

16. Defined Contribution Plans

The Company has a 401(k) retirement plan for its employees providing eligibility for primarily all full-time employees with at least one year of service. Employees may contribute up to 75% of eligible wages as defined in the plan, subject to limitations defined in the plan and applicable law. The Company contributes a matching contribution according to the plan, subject to applicable law. The Company’s expense for matching contributions was approximately $96,000, $62,000 and $43,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

17. Segment Reporting

Segment information is prepared on the same basis that our chief operating decision maker reviews financial information for operational decision-making purposes. The Company’s operating segments, which are also the reporting segments are the retail segment and the wholesale segment. The Company defines segment earnings as operating income.

The Retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Company-operated convenience stores, the Company owns the merchandise and fuel inventory and employs personnel to manage the store.

The Wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Company retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer and shares the gross profit with the independent outside operators.

Assets and liabilities are not assigned to any particular segment, except for goodwill as described in Note 8, but rather, managed at the consolidated level. Additionally, there are no material inter-segment transactions. All segment revenues are generated from domestic sites within the United States and all assets are within the United States.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

In the following table the “Other” column includes overhead costs and other expenses not allocated to the two segments; as well as, minor other income items including income received from management services provided to the Sellers of the Southeast Operations (as described in Note 3) and sublease income from non-dealer sites.

For year ended December 31, 2014	Retail	Wholesale	Other	Total
	(in thousands)
Revenues
Fuel revenue	$1,246,467	$207,277	$—	$1,453,744
Merchandise revenue	464,812	—	—	464,812
Other revenues, net	17,376	3,387	2,690	23,453

Total revenues	1,728,655	210,664	2,690	1,942,009

Operating income	52,251	2,477	(40,204)	14,524
Interest expense				3,861
Net Income				$10,663

For year ended December 31, 2013	Retail	Wholesale	Other	Total
	(in thousands)
Revenues
Fuel revenues	$969,964	$209,378	$—	$1,179,342
Merchandise revenues	317,352	—	—	317,352
Other revenues, net	11,639	3,231	658	15,528

Total revenues	1,298,955	212,609	658	1,512,222

Operating income	27,959	2,418	(26,585)	3,792
Interest expense				2,686
Net Income				$1,106

For year ended December 31, 2012	Retail	Wholesale	Other	Total
	(in thousands)
Revenues
Fuel revenue	$787,167	$211,345	$—	$998,512
Merchandise revenue	226,511	—	—	226,511
Other revenues, net	6,786	3,135	588	10,509

Total revenues	1,020,464	214,480	588	1,235,532

Operating income	27,210	1,922	(19,214)	9,918
Interest expense				2,004
Net income				$7,914

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

18. Store Operating Expenses

Store operating expenses consists of the following:

For the years ended December 31,	2014	2013	2012
	(in thousands)
Salaries and wages	$70,795	$47,998	$32,043
Rent	42,965	29,729	20,793
Credit card fees	23,028	17,267	13,566
Utilities, upkeep and taxes	17,379	12,648	8,339
Repairs and maintenance	10,303	6,740	4,124
Insurance	7,646	5,230	4,350
Other store operating expenses	16,534	10,245	7,792

Total store operating expenses	$188,650	$129,857	$91,007

19. General and Administrative Expenses

General and administrative expenses consists of the following:

For the years ended December 31,	2014	2013	2012
	(in thousands)
Professional and legal expense	$2,138	$1,548	$2,376
Salaries and wages	16,703	10,063	7,234
Rent	748	542	403
Insurance	2,052	1,427	650
Other general and administrative	4,364	3,419	2,716

Total general and administrative expense	$26,005	$16,999	$13,379

20. Subsequent Events

The Company has evaluated subsequent events through April 17, 2015. Other than the events described below, no other events were identified that required recognition or disclosure in the consolidated financial statements.

Carolinas Acquisition

On December 23, 2014, the Company entered into an asset purchase agreement (the “Carolinas Purchase Agreement”) with an unrelated third party, to purchase eight gas stations and convenience stores (including the fee ownership of the real estate of these sites) located in North Carolina and South Carolina. The purchase price was $8.0 million, plus the cost of inventory, of which $8.0 million was financed by the supplemental term loan from PNC and the remainder was financed through the Company’s line of credit. The transaction was closed on February 3, 2015.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Road Ranger Acquisition

On December 12, 2014, the Company signed an asset purchase agreement with third parties unrelated to the Company (the “Road Ranger”), which was amended on March 12, 2015 for the acquisition of 42 gas stations and convenience stores, all of which are self-operated sites, and one stand-alone quick service restaurant (“the acquired operation”) in Illinois, Iowa, and Kentucky in the Midwest of the United States (the “Road Ranger APA”).

Pursuant to the Road Ranger APA the Company was granted an option to purchase an additional location owned by the Road Ranger Sellers for a period of 6 months from the closing date and a right of first refusal to purchase such location for a period of 10 years.

Additionally, on March 4, 2015, the Company entered into an agreement with an unrelated third party, to sell and lease back two real estate properties which would be acquired as part of the above transaction (the “sale-leaseback transaction”). Per the sale-leaseback transaction, the Road Ranger Sellers will sell the two properties directly to the unrelated third party for an amount of $7.2 million, which will be credited to the purchase price under the Road Ranger APA, and the Company will lease back those properties for a period of 20 years, with an option for 6 additional lease extension periods of 5 years each. The lease agreements will also contain rights of first refusal to acquire the real estate properties.

This transaction closed on March 20, 2015. Consideration for the acquisition, including all adjustments stipulated in the Road Ranger APA, was approximately $37.3 million, plus the cost of inventory on the closing date and the amount of cash remaining at the convenience stores. The cost of inventory was financed by the Company’s current PNC line of credit. The remaining consideration of approximately $30.0 million was financed through related-party loans, provided by ARKO and Holdings to the Company in accordance with the ratio of their direct and indirect holdings in the common units and the voting rights in the Company (75% ARKO—two loans totalling $22.5 million and 25% Holdings—two loans totalling $7.5 million).

Midwest Acquisition

Acquisition of 163 convenience stores—On February 11, 2015, the Company entered into an agreement (the “Midwest Acquisition Agreement”) pursuant to which it will acquire 100% of the capital stock of the US corporation (the “Acquired Corporation”), which operates through its subsidiaries, 163 convenience stores (the “acquired sites”), located in the States of Indiana, Ohio, Michigan and Illinois. The seller owns the entities with whom the Company entered into the Southeast Acquisition as described in Note 3 above.

While management does not expect the terms below to be substantially different than what will be included in the final purchase price, this transaction has not been consummated as of the date of issuance. As the transaction has not been consummated, the Company did not complete the valuation of the fair value of the business acquisition consideration, the fair value of assets and liabilities acquired and the goodwill resulting from the acquisition.

The Company will pay approximately $59.5 million (the “Consideration”). Of that amount approximately $34.5 million will be paid in cash on the closing date, subject to certain adjustments. The Company intends to finance the cash portion of the aforesaid acquisition, by means of loans that will be given in equal shares (50%-50%) by the owners of the membership units and voting in the Company. As of the issuance date of the financial statements, the terms of the owners’ loans have not yet been determined.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The balance of the Consideration in the amount of $25.0 million will be paid in the following manner: (a) $5.0 million will be paid to the Seller in quarterly installments of $0.6 million each, beginning the quarter following the closing date until two years after the closing date and (b) beginning the ninth quarter after the closing date and until ten years after the closing date, the Company will deposit a total of $20.0 million into an escrow account in favor of the Seller in accordance with a quarterly payment schedule. The timing of the foregoing payments is subject to total or partial acceleration predicated on certain events. The balance of the Consideration in the amount of $25.0 million will be secured by a non-interest bearing ten-year promissory note that will be collateralized by subordinated liens on substantially all of the assets of the Company and its subsidiaries which are acting as collateral under the Company’s loan with its senior lender and which will act as collateral in connection with the acquisition financing utilized to fund transactions, including the holders of the membership units and voting rights in the Company. In addition, the note will be collateralized by a first lien on the balance of the Consideration deposited in the escrow account. If the promissory note is paid in full within five years of the closing date, the balance of the Consideration will be reduced by approximately $83,000 multiplied by the number of months from the date of the full payment until the end of the fifth year from the closing date.

This escrow account is being established based on the fact that an affiliate of the Acquired Corporation has an obligation to make payments until November 1, 2032, of approximately $0.3 million per month to a pension fund from which the affiliate of the Acquired Corporation withdrew several years ago. If that affiliate of the Acquired Corporation does not make the required pension payments, the Acquired Corporation may be required to make the payments, in whole or in part, pursuant to U.S. law. The balance of the Consideration deposited in the escrow account referred to above shall constitute the sole indemnification to which the Company will be entitled from the Seller for the pension obligation. The escrow balances may also be used to cover up to $16.2 million in certain other indemnifications provided by the Seller.

Upon acceleration due to a default on the pension fund obligation payment by the affiliate of the Acquired Corporation, the balance in the escrow account will immediately be deposited into another escrow account in favour of the Company. If at the time of acceleration the affiliate of the acquired corporation is still owned by the same parent entity as is the acquired corporation as of the time of the entering into the Midwest Acquisition Agreement, and provided that the acquired corporation receives a demand for payment of the pension fund obligation, the escrow account will be released to the Company and the Company will have no further payment obligations with respect to the funding of the escrow.

On the date when the pension obligation is less than $40.0 million, an amount equal to 50% of the monthly amount paid by the affiliate of the Acquired Corporation to the pension fund will be released to the Seller monthly out of the balance of the Consideration deposited in escrow until the whole balance of the Consideration deposited in escrow (minus any amounts reserved, or paid, for indemnification claims) is released to the Seller. Under a separate agreement to be signed on the closing date between the Company and the affiliate of the Acquired Corporation, a monthly notification is required to be provided to the Company as evidence of the monthly pension payment. The monthly escrow release as described above is subject to certain holdbacks in the event the monthly notifications described above are not received or if the monthly pension payment is otherwise not being paid.

In the event that there is a settlement with the pension fund for the payment of an agreed sum in return for a release of the future pension obligation, or if an approved corporation assumes the

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

pension obligation, or if the pension fund obligations are otherwise covered by funds (whether through an annuity, an escrow or otherwise), the amounts in escrow will be subject to release from escrow, less and except for the $16.2 million reserved for certain other indemnification claims which shall be released based upon the expiration of the applicable statute of limitations. Funds in the escrow are subject to partial release in the event of a partial settlement/assumption or other coverage of the pension fund obligation as described above. If the Company does not make the payments of the balance of the Consideration to be deposited in escrow on time, the amounts that have not yet been paid will bear annual interest at a rate of 13%.

On the closing date, the management services agreement with respect to certain activities of the acquired corporation that was previously signed between The Company and the Seller in connection with the Southeast Acquisition, as described in Note 4 above, will be terminated.

The Midwest Acquisition Agreement states the last date for completing the transaction is to be no later than June 15, 2015.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Members

Worsley Operating Company, LLC:

We have audited the accompanying consolidated financial statements of Worsley Operating Company, LLC (a North Carolina limited liability company, formerly Worsley Operating Corporation) and subsidiaries (the Company), which comprise the consolidated balance sheets as of August 5, 2013 and March 30, 2013, and the related consolidated statements of operations, members’ equity, and cash flows for the period from March 31, 2013 to August 5, 2013 and for the year ended March 30, 2013, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worsley Operating Company, LLC as of August 5, 2013 and March 30, 2013, and the results of its operations and its cash flows for the period from March 31, 2013 to August 5, 2013 and year ended March 30, 2013, respectively, in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Raleigh, North Carolina

April 17, 2015

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated balance sheets

(Dollar amounts shown in thousands)

	August 5, 2013	March 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,806	$5,978
Accounts receivable, net	10,423	10,449
Related party receivable	350	234
Inventories	25,621	25,286
Prepaid expenses and other current assets	4,666	2,937

TOTAL CURRENT ASSETS	47,866	44,884
PROPERTY AND EQUIPMENT, NET	35,074	34,686
OTHER ASSETS:
Goodwill	6,480	6,480
Intangible assets, net	5,975	6,172
Deferred income tax asset	—	6,816
Restricted cash	—	148
Other	5,851	5,949

TOTAL OTHER ASSETS	18,306	25,565

TOTAL ASSETS	$101,246	$105,135

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$38,683	$30,806
Accrued expenses	9,706	8,435
Related party payable	6,613	6,071
Current deferred income tax liability	—	1,011
Current portion of long-term debt	8,071	7,972
Current portion of capital and finance leases	71	309

TOTAL CURRENT LIABILITIES	63,144	54,604
OTHER LIABILITIES:
Long-term debt, net of current portion	40,512	42,527
Capital and finance leases, net of current portion	121	142
Deferred rent	8,801	8,177
Other	9,392	11,329

TOTAL OTHER LIABILITIES	58,826	62,175

TOTAL LIABILITIES	121,970	116,779

Commitments and contingencies (Notes 7 and 8)
EQUITY:
Member’s equity (1,000 units and shares authorized, issued, and outstanding respectively; $0.001 par value)	—	—
Additional paid in capital	12,659	12,659
Accumulated deficit	(33,383)	(24,303)

TOTAL EQUITY	(20,724)	(11,644)

TOTAL LIABILITIES AND EQUITY	$101,246	$105,135

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated statements of operations

(Dollar amounts shown in thousands)

	For the period from March 31, 2013 to August 5, 2013	For the year ended March 30, 2013
REVENUES:
Gasoline and other fuel	$218,508	$580,916
Merchandise	85,172	216,918
Other	4,109	11,008

TOTAL REVENUES	307,789	808,842

COST OF REVENUES:
Gasoline and other fuel	213,302	565,688
Merchandise and other	58,434	146,391

TOTAL COST OF REVENUES, excluding depreciation and amortization	271,736	712,079

GROSS PROFIT	36,053	96,763

Store operating expenses	33,847	93,881
General and administrative expenses	4,194	10,628
(Gain) loss on sale of property and equipment	(47)	237

LOSS FROM OPERATIONS	(1,941)	(7,983)

OTHER EXPENSE:
Interest expense	1,256	3,453
LOSS BEFORE INCOME TAXES	(3,197)	(11,436)

Income tax (expense) benefit	(5,883)	3,943

NET LOSS	$(9,080)	$(7,493)

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated statements of members’ equity

(Dollar amounts shown in thousands except unit amounts)

	Member Shares/Units		Additional Paid-in Capital	Accumulated Deficit	Total
	Units	Amounts
BALANCE, March 31, 2012	1,000	$—	$12,659	$(16,810)	$(4,151)

Net loss	—	—	—	(7,493)	(7,493)

BALANCE, March 30, 2013	1,000	$—	$12,659	$(24,303)	$(11,644)

Net loss	—	—	—	(9,080)	(9,080)

BALANCE, August 5, 2013	1,000	$—	$12,659	$(33,383)	$(20,724)

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated statements of cash flows

(Dollar amounts shown in thousands)

	For the period from March 31, 2013 to August 5, 2013	For the year ended March 30, 2013
Cash flows from operating activities:
Net loss	$(9,080)	$(7,494)
Adjustments to reconcile net loss to net cash provided by operating activites:
Depreciation and amortization	2,964	8,177
Deferred income taxes	5,805	(4,088)
Accretion of asset retirement obligation	54	134
Interest on paid-in-kind note payables	877	725
(Gain) loss on sale of assets	(47)	237
Asset impairment	—	1,623
Change in other assets and liabilities:
Accounts receivable	(90)	7,159
Inventories	1,055	103
Accounts payable	7,327	(3,236)
Accrued expenses	1,209	1,966
Prepaid expense and other	(3,063)	2,017

Net cash provided by operating activities	7,011	7,323

Cash flows from investing activities:
Acquisition of Breadbox, net of cash acquired	(2,900)	—
Purchases of property and equipment	(898)	(8,389)
Proceeds from sale of property and equipment	131	521

Net cash used in investing activities	(3,667)	(7,868)

Cash flows from financing activities:
Principal payments on debt	(1,968)	(3,238)
Repayments of revolving credit facility	(40,588)	(97,100)
Borrowings under revolving credit facility	39,725	100,798
Principal payments on capital leases	(451)	(306)
Decrease (increase) in restricted cash	148	2
Proceeds from debt borrowings	642	852
Deferred financing costs	(24)	(45)

Net cash (used in) provided by financing activities	(2,516)	963

Net decrease in cash and cash equivalents	828	418
Cash and cash equivalents at beginning of period	5,978	5,560

Cash and cash equivalents at end of period	$6,806	$5,978

Supplemental disclosures of cash flow information:
Cash paid for interest	441	1,693
Cash paid for income taxes	78	145

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

1. Nature of Operations and Organization

Worsley Operating Company, LLC (WOC or the Company), a wholly owned subsidiary of VPS Convenience Store Group (VPS or the Parent), and a North Carolina limited liability company, is engaged primarily in the operation of convenience stores and truck stops. As of August 5, 2013, and March 30, 2013, WOC owned and operated 263 and 246 convenience stores, respectively, in North Carolina, South Carolina, Tennessee and Virginia. WOC owns 100% of WOCSC, LLC (WOCSC), Palm Food Stores, LLC (Palm), LSF5 Cavalier Investments, LLC (VAO), and Financial Express Money Order Company (FEMOC). FEMOC was established in November 2009, for the primary purpose of processing money orders for WOC. In addition, VPS is a wholly owned by a fund controlled by Sun Capital Partners. Prior to July 30, 2013, the Company was known as Worsley Operating Corporation and was taxed as a corporation. On July 30, 2013, the Company converted to a limited liability company and became a disregarded entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) as if WOC operated on a standalone basis for the periods presented. The statements include assets, liabilities, and general corporate expenses that are directly related to WOC’s operations. Such amounts were allocated using the specific identification method. The financial statements also include an allocation of general corporate expenses of the Parent, such as payroll and overhead expenses for executives, accounting, IT, and marketing. Amounts were allocated based on the store count of each entity at period end. Management believes the allocation methods used are reasonable.

Principles of Consolidation

As a wholly owned subsidiary of VPS, the accounts of WOC are consolidated within the annual financial statements of VPS. The financial statements of WOC have been presented on a standalone basis. All significant intercompany accounts and transactions of WOC and its subsidiaries have been eliminated.

Accounting Period

The Company’s fiscal year ends on the Saturday closest to March 31 of each calendar year. Fiscal year 2013 included 52 weeks. The period ended August 5, 2013 included approximately 18 weeks.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and short-term investments with original maturities of three months or less. Beginning 2013, insurance coverage per depositor at each financial institution reverted to $250, and the Company’s non-interest bearing cash balance may exceed federally insured limits.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Accounts Receivable

At each balance sheet date, the Company assesses its need for an allowance for potential losses in the collection of its receivables. Receivables are typically due within 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. As its receivables are typically from credit card companies, vendors and dealers in the ordinary course of business, the Company has not experienced significant write-offs. Accounts receivable consisted of the following at August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Credit card receivables	$5,559	$5,704
Vendor receivables	2,675	2,477
Fuel and tax receivables	720	850
Other	1,510	1,486
Less—allowance for doubtful accounts	(41)	(68)

Total accounts receivable, net	$10,423	$10,449

Inventories

Inventories are stated at the lower of cost or market. Inventory cost is determined based on average cost using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The Company periodically reviews inventory for obsolescence and records a change to cost of revenues for any amounts required to reduce the carrying value of inventories to the net realizable value. Inventories consisted of the following as of August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Fuel inventory	$8,459	$8,153
Convenience store merchandise	14,580	14,052
Lottery inventory	2,582	3,081

Total inventories	$25,621	$25,286

Property and Equipment

Property and equipment are carried at cost, or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized. Depreciation expense, recorded within store operating expenses in the statements of operations, was $2,743 and $7,445 for the periods ended August 5, 2013, and March 30, 2013, respectively.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

The Company depreciates its property and equipment using the straight-line method over the following estimated useful lives of the assets:

Estimated Useful Life
Buildings and improvements	15 to 33 years
Petroleum equipment	7 to 10 years
Store equipment	5 to 7 years
Vehicles	5 to 7 years

For leased assets, the Company depreciates those assets over the shorter of the useful life of the asset or lease term.

Property and equipment consists of the following at August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Land and land improvements	$2,965	$2,908
Buildings	14,673	14,565
Equipment	45,083	42,160

Total property and equipment, gross	62,721	59,633

Less—accumulated depreciation	(27,647)	(24,947)

Total property and equipment, net	$35,074	$34,686

In connection with an impairment analysis, the Company recognized an impairment loss of $1,623 for the year ended March 30, 2013. The loss, reported within store operating expenses, represents impairment for underperforming locations for which the Company concluded poor operating results are other than temporary in nature. There were no additional impairment losses for the period ended August 5, 2013.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Intangible Assets

Intangible assets were acquired in prior acquisitions and are stated at fair value as of the acquisition dates. Amortization is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets. Intangible assets consisted of the following at August 5, 2013, and March 30, 2013, respectively:

	Estimated Useful Life	8/5/2013	3/30/2013
Trademark	4 to 5 years	$450	$450
Trade names	Indefinite	3,790	3,790
Operating and ground leases	1 to 44 years	2,782	2,782
Deferred financing costs	5 years	1,776	1,752
Customer relationships	10 years	70	70
Other	Indefinite	150	150

Total intangible assets		$9,018	$8,994

Less—accumulated amortization
Trademark		(379)	(364)
Operating and ground leases		(909)	(855)
Deferred financing costs		(1,740)	(1,590)
Customer relationships		(15)	(13)

Total accumulated amortization		$(3,043)	$(2,822)

Total intangible assets, net		$5,975	$6,172

Amortization of deferred financing costs was $150 and $473 for the period and year ended August 5, 2013, and March 30, 2013, respectively.

Amortization is computed using the straight-line method of amortization over the estimated useful lives of the other intangible assets. Amortization expense related to the other intangible assets was $71 and $252 for the period and year ended August 5, 2013, and March 30, 2013, respectively.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

August 2013 - July 2014	$208
August 2014 - July 2015	201
August 2015 - July 2016	150
August 2016 - July 2017	153
August 2017 - July 2018	152
Thereafter	1,171

Total expected future amortization expense	$2,035

Impairment of Long-lived Assets

The Company evaluates the recoverability of its property and equipment and other long-lived assets and recognizes impairment of long lived assets in the event the net book value of such assets exceeds the estimated future discounted cash flows attributable to such assets or the business to which such long-lived assets relate. Impairment of $1,623 was recorded in relation to closed and underperforming locations for which the Company concluded poor operating results are other than temporary in nature at March 30, 2013. No impairment related events were identified in the period ending August 5, 2013.

Impairment of Goodwill and Indefinite Lived Intangible Assets

The Company evaluates impairment of its goodwill and indefinite-lived intangible assets on an annual basis or more frequently if circumstances indicate reporting unit carrying values may exceed their fair values. Impairment, if any, is recognized at that time through a charge to expense. The Company has selected March 30 as the date to assess impairment based on results through that date unless circumstances dictate an earlier assessment. To test impairment of goodwill and other indefinite-lived intangibles, the Company performed a qualitative assessment to determine if the fair value of its reporting units and indefinite-lived intangible assets are more likely than not greater than its carrying amount. The Company completed its impairment analyses for the periods presented, noting no impairment using the more likely than not standard.

Other Long-Term Assets

The components of other long-term assets at August 5, 2013, and March 30, 2013, are as follows:

	8/5/2013	3/30/2013
Environmental receivables	$4,757	$4,756
Deposits	1,048	1,088
Prepaid licenses and other	46	105

Total other long-term assets	$5,851	$5,949

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Purchase Commitments

In the ordinary course of business, the Company has entered into agreements with suppliers to purchase inventories for varying periods of time. All contracts are at prices that are not in excess of prevailing market rates and do not exceed the Company’s normal usage during a period of 12 months or less.

Vendor Rebates

The Company recognizes vendor rebates as earned, whereby the Company recognizes the rebate during the period of time in which it has completed the unit purchases specified in the vendor agreement. The Company records such rebates as a reduction of cost of revenues in the accompanying consolidated statements of operations. The Company recognized $2,239 and $7,954 of vendor rebates during the period and year ended August 5, 2013, and March 30, 2013, respectively.

Environmental Costs

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual fees for tank registration and environmental compliance testing are expensed as incurred.

•

Expenditures for upgrading corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected useful life of the equipment.

•	Tank removal costs associated with retail stores are recorded as asset retirement obligations as described below.

•

Future remediation costs and related legal costs of contaminated sites related to underground storage tanks and other exposures are estimated and an undiscounted liability is established when such losses are probable and can be reasonably estimated.

•	Amounts to be reimbursed from state trust funds or insurance companies are recognized as a receivable.

Asset Retirement Obligation

The Company records an asset retirement obligation for the ultimate removal of underground storage tanks at each of the applicable convenience store locations. This liability is recorded over the estimated useful life of the storage tanks. The liability is based on management’s estimates of estimated tank useful lives, external costs to remove the tanks in the future and anticipated federal and state regulatory requirements. The obligation is a discounted liability using a credit-adjusted risk-free rate as of the date the liability is recognized. The Company reevaluates its established obligations annually and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or if federal and/or state regulators enact new guidance on the removal of such tanks.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

As underground storage tanks are installed, a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset will be recorded. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks.

Revenues and Revenue Recognition

The Company recognizes revenues at the time that the cash or credit card payment is received from the customer for retail sales transactions, which includes sales of lottery tickets. Included in the gasoline revenues and cost of revenues are excise taxes of approximately $14,787 and $38,407 for the period and year ended August 5, 2013, and March 30, 2013, respectively. The Company recognizes revenue on rebates and gains in the period earned. Any vendor rebates paid in advance are deferred and recognized in the period earned based on the contract terms. The Company presents all other non-income government-assessed taxes (sales, use and value added taxes) collected from its customers and remitted to governmental agencies on a net basis (excluded from revenue) in its consolidated financial statements.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the period and year ended August 5, 2013, and March 30, 2013, were approximately $182 and $539, respectively, and are included within store operating expenses on the accompanying consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws expected to be in effect when the differences reverse. Future tax benefits of tax losses and credit carryforwards are recognized as deferred tax assets. After determining the total amount of deferred tax assets, a determination is made as to whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is determined that a deferred tax asset is not likely to be realized, a valuation allowance is established against that asset to record it at its expected realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has evaluated all material tax positions and has determined that they are more likely than not to be sustained.

It is our policy to include interest and penalties related to our unrecognized tax benefits in income tax expense. The Company and our wholly-owned subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group. As of March 30, 2013, the Company had no accrued interest and penalties related to unrecognized tax benefits.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

On July 30, 2013, the Company converted to a limited liability company and reduced all deferred tax assets and liabilities to $0. Subsequent to this conversion, for federal and state income tax returns, the Company files as a disregarded entity under the Internal Revenue Code. Under this election, taxable income of the Company is allocated to its members and no federal income tax is payable by the Company at August 5, 2013.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, and trade payables are considered to approximate fair value due to the relatively short period of time that has passed since the inception of these instruments. Unless otherwise disclosed in Note 6, the carrying value of the notes payable and lines of credit is estimated to approximate fair value as the underlying interest rates are variable, or because the fixed rates approximate the variable rate the Company currently could obtain from its lenders.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Acquisitions

On June 19, 2013, WOC entered into an agreement with an unrelated third party, to purchase the business operations of 17 convenience stores, operating under the Breadbox name, selling petroleum and fuel supply contracts for 10 convenience store and gas stations located in the state of Tennessee, for consideration, net of cash acquired, of approximately $2.9 million paid on the closing date. On June 27, 2013 after the conditions precedent to the transaction had been fulfilled, the transaction was consummated. The Company used its cash to consummate the purchase. WOC completed this asset purchase to further expand its presence within the state of Tennessee.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

The Company recorded the acquired assets at their estimated fair values. The accompanying consolidated financial statements reflect the operations of the acquired business for the period from June 27, 2013 to August 5, 2013.

Amount
Net cash outflow for acquisition:
Cash transferred	$3,551
Less: cash balance acquired	(651)

Total cash consideration transferred	$2,900

Assets acquired and liabilities recognized at the date of acquisition
Current assets
Cash	$651
Inventory	1,390
Non current assets
Fixed Assets	2,317
Current liabilities
Other liabilities	(550)
Current portion of capital leases	(71)
Non current liabilities
Capital leases, net of current portion	(121)
Other liabilities	(65)

Total identifiable net assets	3,551

Goodwill	—

Total consideration transferred, excluding transaction costs and adjustments	3,551

Acquisition related cost of approximately $407 were recognized in the consolidated statement of operations for the period ended August 5, 2013 as general and administrative expenses.

4. Accrued Expenses

The components of accrued expenses at August 5, 2013, and March 30, 2013, are as follows:

	8/5/2013	3/30/2013
Fuel and other taxes	$2,559	$1,616
Salaries and other payroll related items	3,288	3,222
Environmental reserve, current portion	1,470	1,642
Other	2,389	1,955

Total accrued expenses	$9,706	$8,435

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

5. Other Long-Term Liabilities

The components of other long-term liabilities at August 5, 2013, and March 30, 2013, are as follows:

	8/5/2013	3/30/2013
Environmental reserve	5,080	5,236
Deferred income, including deferred dealer rebates and deferred gains	2,420	4,255
Asset retirement reserve	1,892	1,838

Total other long-term liabilities	$9,392	$11,329

6. Related-party Receivables and Transactions

WOC entered into a consulting services agreement in December 2008, with Sun Capital Partners Management IV, LLC (the Manager), for management and consulting services. For services rendered, the Manager will receive an annual fee equal to the greater of: (1) $2,000 or (2) the lesser of: (a) 8% of EBITDA (as defined) or (b) $4,000 in any fiscal year. In addition, the Company will reimburse the Manager for all reasonable out-of-pocket fees and expenses incurred by the Manager and its affiliates in the performance of the consulting services. In connection with certain management consulting events (e.g., acquisitions, dispositions, refinancing, etc.), the Manager is also entitled to a management consulting fee equal to 1% of the aggregate consideration. The management agreement expires in December 2018, or at the sole discretion of the Manager. Under the terms of the agreement, the Company incurred $371 and $1,015 in management fees to the Manager for the period and year ended August 5, 2013, and March 30, 2013, respectively, which are recorded within general and administrative expenses within the consolidated statements of operations. Amounts payable under this agreement of $402 and $180 at August 5, 2013, and March 30, 2013, are recorded in accrued expenses on the consolidated balance sheets. In addition, WOC has amounts due of $349 and $188 at August 5, 2013 and March 30, 2013 from another related party entity. See Note 7 for additional disclosure of related party activity.

7. Long-Term Debt

Long-term debt consisted of the following as of August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Related party debt (revolving credit facility)	$30,761	$31,623
Related party term loan	5,806	7,367
VP C-Store Finance paid-in-kind related party note payable	5,665	5,392
VPS related party note payable	5,868	5,868
Other	483	249

Total long-term debt	$48,583	$50,499

Less—current maturities	(8,071)	(7,972)

Total long-term debt, net of current portion	$40,512	$42,527

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

The Company’s parent, VPS, has a revolving credit agreement with a third party financial institution that provides for a capacity of $35,000 and expires on July 3, 2015. Amounts outstanding under the revolving credit facility reported in these financial statements are amounts specifically utilized by WOC. The terms of the revolving credit facility, as required by the credit agreement between VPS and the third party lending institution, are applied to WOC’s outstanding balances within these financial statements. The facility with the Parent’s third party lender is secured by certain assets of WOC and related parties of WOC. As such, WOC is a guarantor of the Parent’s debt facility.

Revolving loans outstanding under the credit facility bear interest, at the Company’s election, either at the prime rate plus an applicable margin set forth in the credit agreement based on average credit extension, or at an adjusted LIBOR rate plus an applicable margin set forth in the credit agreement based on average credit extension. The interest rate charged to WOC for the revolving credit facility was 4.75% at August 5, 2013, and March 30, 2013.

The Company’s Parent also has a term loan with a third party lending institution. However, all funds borrowed under these terms loans are utilized by the Company. As such, all terms disclosed within apply to WOC. The term loan bears interest, at the Company’s election, either at the prime rate plus an applicable margin set forth in the credit agreement based on average credit extension, or at an adjusted LIBOR rate plus an applicable margin set forth in the credit agreement based on average credit extension. The interest rate charged to WOC for the term loan was 5.25% at August 5, 2013, and March 30, 2013.

The term loan fully amortizes through a predefined fixed quarterly repayment schedule, with the final payment due on July 3, 2015. The credit agreement contains covenants typical of asset-based lending agreements, including covenants that restrict, among other things, the Company’s ability to incur other indebtedness, sell assets or close stores, incur liens and make certain payments, and also contains a fixed charge coverage ratio and leverage ratio.

The VP C-Store Finance related party note, payable to another related party, matures on December 11, 2015, with the loan principal due at maturity, and bears an interest rate of 15% payable semi-annually at the end of June and December.

The Company also has a subordinated promissory note payable to its Parent. The note matures on December 3, 2013, with loan principal due at maturity, and bears an interest rate of 15% payable semi-annually at the end of June and December.

In connection with the Company’s debt agreements, the Company has agreed to maintain certain financial and reporting covenants. As of August 5, 2013, and March 30, 2013, the Company was in compliance with all of these covenants.

The total scheduled future principal payments required under the note agreements are as follows for fiscal years:

August 2013 - July 2014	$8,071
August 2014 - July 2015	34,847
August 2015 - July 2016	5,665

Total future principal payments	$48,583

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

8. Commitments and Contingencies

The Company was contingently liable for letters of credit issued to it’s parent company for workers’ compensation insurance programs and other business transactions. The Company is liable for letters of credit issued by PNC Bank in the amount of $3,809 and $3,201 at August 5, 2013, and March 30, 2013.

9. Environmental Liabilities and Contingencies

Environmental reserves are recorded when environmental assessments indicate remediation efforts are required and the costs can be reasonably estimated. Environmental reserves are included in accrued expenses and other long-term liabilities in the accompanying consolidated balance sheet.

Environmental reserves have been established on an undiscounted basis with remediation costs based on internal and external estimates for each site. Estimated amounts that will be covered by trust funds in each state are recorded as environmental receivables and included in other current and long-term assets in the accompanying consolidated balance sheets. It is reasonably possible that these amounts may be adjusted in the future due to changes in estimates of remediation costs, timing of payments or if federal and/or state regulators enact new guidance related to environmental remediation. The undiscounted amount of future estimated payments and anticipated recoveries as of August 5, 2013, are as follows for the future periods:

	Expected Payments	Expected Recoveries	Net Obligation
August 2013 - July 2014	$1,470	$1,125	$345
August 2014 - July 2015	1,313	1,211	102
August 2015 - July 2016	761	707	54
August 2016 - July 2017	101	84	17
August 2017 - July 2018	96	74	22
Thereafter	2,809	2,681	128

	$6,550	$5,882	$668

10. Asset Retirement Obligation

A reconciliation of the Company’s liability for the removal of its underground storage tanks, as included in other liabilities in the accompanying consolidated balance sheets is as follows:

Balance, March 31, 2012	1,704

Accretion expense	134
Retirement of tanks	—

Balance, March 30, 2013	$1,838

Accretion expense	54
Retirement of tanks	—

Balance, August 5, 2013	$1,892

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

11. Operating Leases

The Company leases office space and has operating leases for the majority of the convenience stores it operates, and these leases expire at various times through 2036. Total operating lease expense for the Company for the periods ended August 5, 2013, and March 30, 2013, was approximately $7,603 and $20,844, respectively, which includes favorable operating lease amortization and step lease rent accruals. The leases contain escalation clauses and renewal options as outlined in the agreements and the Company records rent expense on a straight-line basis. Some of the Company’s leases require contingent rental payments based on merchandise and fuel sales, under which amounts are not material for the periods presented. The future minimum cash rental payments required under these leases that have initial or remaining non-cancelable terms in excess of one year as of August 5, 2013, are as follows:

August 2013 - July 2014	$19,024
August 2014 - July 2015	18,582
August 2015 - July 2016	17,665
August 2016 - July 2017	17,167
August 2017 - July 2018	16,499
Thereafter	169,662

$258,599

12. Sublease Arrangements

The Company has sublet certain properties, which are accounted for as operating subleases. Total operating sublease income for the Company was approximately $150 and $418 for the period and year ended August 5, 2013, and March 30, 2013, respectively. The future minimum cash payments to be received under these subleases are as follows for each fiscal year ended:

August 2013 - July 2014	$212
August 2014 - July 2015	160
August 2015 - July 2016	119
August 2016 - July 2017	86
August 2017 - July 2018	16

$593

13. Capital and Finance Leases

The Company leases real estate, petroleum, scanning, and other store equipment under capital lease arrangements. Capital and finance lease assets consisted of the following at August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Equipment	$192	$1,530
Less—accumulated depreciation	(2)	(1,052)

Total capital and finance lease assets	$190	$478

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Depreciation expense for capital and finance lease assets was $101 and $288 for the period and year ended August 5, 2013, and March 30, 2013, respectively.

14. Income Taxes

The components of the income tax provision (benefit) for the periods ended August 5, 2013, and March 30, 2013, are summarized below:

	8/5/2013	3/30/2013
Current:
Federal	$—	$—
State	78	145

Total current	$78	$145

Deferred:
Federal	$5,993	$(3,638)
State	(188)	(450)

Total deferred	$5,805	$(4,088)

Total income tax expense (benefit)	$5,883	$(3,943)

Significant components of the Company’s deferred income tax assets and liabilities as of August 5, 2013, and March 30, 2013, consisted of the following:

	8/5/2013	3/30/2013
Deferred income tax assets:
Asset retirement obligation	$—	$669
Accrued expenses	—	154
Deferred rent	—	3,107
Environmental liabilities	—	415
Net operating losses and credits	—	11,633
Other	—	54

Total deferred income tax assets	$—	$16,032

Deferred income tax liabilities:
Property and equipment	$—	$(6,922)
Intangible assets	—	(2,086)
Deferred liabilities	—	(952)
Other	—	(267)

Total deferred income tax liabilities	$—	$(10,227)

Total deferred income tax assets and liabilities	$—	$5,805

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Taxes computed above are based on WOC’s loss for the year ended March 30, 2013. The cumulative gross net operating loss for the year ended March 30, 2013 is $27,401.

The income tax provision differs from the provision that would result from applying the federal statutory rates to income/loss before income taxes primarily related to state income taxes and other insignificant items.

On July 30, 2013, the Company converted to a limited liability company and reduced all deferred tax assets and liabilities to $0.

15. Legal Matters

The Company is involved as a defendant in various legal matters in the ordinary course of business. In the opinion of management, it is not reasonably possible to determine if the ultimate resolution of these matters will have a material adverse effect on the Company’s financial position or results of operations.

16. Retirement Plans

The Company has established defined contribution savings plans under Section 401(k) of the Internal Revenue Code. These plans cover substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches participants’ contributions to the plans up to a certain percentage. During the periods ended August 5, 2013, and March 30, 2013, the Company contributed $101 and $122, respectively, in matching contributions.

17. Subsequent Events

The Company has evaluated subsequent events through April 17, 2015, which represents the date the financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been included in these consolidated financial statements.

Common Units

Representing Limited Partner Interests

PROSPECTUS

RAYMOND JAMES

                    , 2015

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the exchange listing fee the amounts set forth below are estimates.

SEC registration fee		$11,620
FINRA filing fee		15,500
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
NYSE listing fee		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

We and our general partner will enter into indemnification agreements (each, an “Indemnification Agreement”) with each of the general partner’s officers and directors (each, an “Indemnitee”). Each Indemnification Agreement provides that our general partner will indemnify and hold harmless each Indemnitee from and against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with or by reason of serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The Indemnification Agreement also provides that we and our general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to repay amounts advanced if it is ultimately determined that the Indemnitee is not entitled to indemnification.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of GPM and our general partner, their officers and directors, and any person who controls GPM and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On March 27, 2015, in connection with the formation of GPM Petroleum LP we issued (i) a 0.0% non-economic general partner interest in us to GPM Petroleum GP, LLC and (ii) a 100.0% limited partner interest in us to GPM Investments, LLC for $1,000. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

3.1	Certificate of Limited Partnership of GPM Petroleum LP

3.2	Agreement of Limited Partnership of GPM Petroleum LP

*3.3	Form of First Amended and Restated Agreement of Limited Partnership Agreement of GPM Petroleum LP (included as Appendix A in the prospectus included in this Registration Statement)

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*8.1	Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters

*10.1	Form of Contribution Agreement

*10.2	Form of GPM Petroleum LP Long-Term Incentive Plan

*10.3	Form of Omnibus Agreement

*10.4	Form of Credit Agreement

*10.5	Form of GPM Distribution Contract

*10.6	Form of GPM RR Distribution Contract

*10.7	Form of Director Indemnification Agreement

*21.1	List of Subsidiaries of GPM Petroleum LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

*23.3	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

*23.4	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on page II-5)

*	To be filed by amendment

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with GPM Petroleum GP, LLC or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to GPM Petroleum GP, LLC or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Virginia, on April 17, 2015.

GPM Petroleum LP

By:	GPM Petroleum GP, LLC

By:	/s/ ARIE KOTLER
Arie Kotler Chairman, Chief Executive Officer and President

Each person whose signature appears below appoints Arie Kotler and Donald Bassell, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ ARIE KOTLER Arie Kotler	Chairman, Chief Executive Officer and President (Principal Executive Officer and Director)	April 17, 2015

/s/ DONALD BASSELL Donald Bassell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 17, 2015

/s/ EYAL NUCHAMOVITZ Eyal Nuchamovitz	Executive Vice President and Director (Director)	April 17, 2015

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

3.1	Certificate of Limited Partnership of GPM Petroleum LP

3.2	Agreement of Limited Partnership of GPM Petroleum LP

*3.3	Form of First Amended and Restated Agreement of Limited Partnership Agreement of GPM Petroleum LP (included as Appendix A in the prospectus included in this Registration Statement)

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*8.1	Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters

*10.1	Form of Contribution Agreement

*10.2	Form of GPM Petroleum LP Long-Term Incentive Plan

*10.3	Form of Omnibus Agreement

*10.4	Form of Credit Agreement

*10.5	Form of GPM Distribution Contract

*10.6	Form of GPM RR Distribution Contract

*10.7	Form of Director Indemnification Agreement

*21.1	List of Subsidiaries of GPM Petroleum LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

*23.3	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

*23.4	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on page II-5)

*	To be filed by amendment